SEC Number	PW-55

File Number

PLDT Inc.
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

June 30, 2017
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

August 10, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the six (6) months ended June 30, 2017.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,741 as at June 30, 2017	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended June 30, 2017

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. PLDT Inc.

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	216,055,775 shares as at June 30, 2017

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
PART I FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Performance Indicators	3
Overview	4
Management’s Financial Review	5
Results of Operations	6
Wireless	10
Revenues	10
Expenses	16
Other Income (Expenses)	18
Provision for Income Tax	18
Net Income	18
EBITDA	18
Core Income	19
Fixed Line	19
Revenues	19
Expenses	22
Other Income (Expenses)	24
Provision for Income Tax	24
Net Income	24
EBITDA	24
Core Income	25
Others	25
Revenues	25
Expenses	25
Other Income (Expenses)	25
Net Income	25
Core Income	25
Liquidity and Capital Resources	26
Operating Activities	26
Investing Activities	27
Financing Activities	27
Change in Financial Conditions	29
Off-Balance Sheet Arrangements	29
Equity Financing	30
Contractual Obligations and Commercial Commitments	30
Quantitative and Qualitative Disclosures about Market Risks	30
Impact of Inflation and Changing Prices	31
PART II – OTHER INFORMATION	31
Related Party Transactions	34
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at June 30, 2017 (unaudited) and December 31, 2016 (audited) and for the six months ended June 30, 2017 and 2016 (unaudited) and related notes (pages F-1 to F-144) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php50.45 to US$1.00, the exchange rate as at June 30, 2017 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur or may differ materially from actual results.
Financial Highlights and Key Performance Indicators

	Six months ended June 30,		Increase (Decrease)
	2017	2016	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)
Consolidated Income Statement
Revenues	79,015	85,284	(6,269)	(7)
Expenses	62,746	69,646	(6,900)	(10)
Other income	4,468	1,494	2,974	199
Income before income tax	20,737	17,132	3,605	21
Net income	16,561	12,486	4,075	33
Core income	17,427	17,700	(273)	(2)
EBITDA	32,010	30,758	1,252	4
EBITDA margin(1)	42%	38%	–	–
Reported earnings per common share:
Basic	76.32	57.55	18.77	33
Diluted	76.32	57.55	18.77	33
Core earnings per common share(2):
Basic	80.53	81.78	(1.25)	(2)
Diluted	80.53	81.78	(1.25)	(2)

	June 30,	December 31,	Increase (Decrease)
	2017	2016	Amount	%
Consolidated Statements of Financial Position
Total assets	465,804	475,119	(9,315)	(2)
Property and equipment	193,140	203,188	(10,048)	(5)
Cash and cash equivalents and short-term investments	44,200	41,460	2,740	7
Total equity attributable to equity holders of PLDT	122,731	108,175	14,556	13
Long-term debt, including current portion	175,067	185,032	(9,965)	(5)
Net debt(3) to equity ratio	1.07x	1.33x	–	–

	Six months ended June 30,		Increase (Decrease)
	2017	2016	Amount	%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	19,536	25,184	(5,648)	(22)
Net cash used in investing activities	(2,361)	(23,742)	21,381	(90)
Capital expenditures	5,727	20,032	(14,305)	(71)
Net cash used in financing activities	(22,592)	(24,370)	1,778	(7)
Operational Data
Number of mobile subscribers	58,703,732	68,257,852	(9,554,120)	(14)
Prepaid(4)	56,083,707	64,701,367	(8,617,660)	(13)
Postpaid	2,620,025	3,556,485	(936,460)	(26)
Number of broadband subscribers	1,833,101	1,612,895	220,206	14
Fixed Line broadband	1,575,914	1,347,422	228,492	17
Wireless home broadband	257,187	265,473	(8,286)	(3)
Number of fixed line subscribers	2,546,992	2,380,390	166,602	7
Number of employees:	17,897	17,191	706	4
Fixed Line	10,893	10,049	844	8
LEC	7,284	7,112	172	2
Others	3,609	2,937	672	23
Wireless	7,004	7,142	(138)	(2)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(2) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(3) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion).

(4) Beginning 2Q2017, the prepaid subscriber base excludes subscribers who did not reload within 90 days vis-à-vis 120 days previous cut-off.

		Weighted average rates
Exchange Rates – per US$	Month end rates	during the year
June 30, 2017	50.45	49.94
December 31, 2016	49.77	47.48
June 30, 2016	47.01	46.88
December 31, 2015	47.12	45.51

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net. EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

Wireless mobile telecommunications services provided by Smart Communications, Inc., or Smart, and Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our mobile service providers; Voyager Innovations, Inc., or Voyager, and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

Fixed Line fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., Bonifacio Communications Corporation, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed security services, managed IT services and resellership provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas Data Intelligence, Inc., or Talas; distribution of Filipino channels and content by Pilipinas Global Network Limited and its subsidiaries; and

Others PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, or PGIC, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiary, our investment companies.

As at June 30, 2017, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the six months ended June 30, 2017 and 2016 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the six months ended June 30, 2017 and 2016:

	2017	2016
	(in millions)
Consolidated EBITDA	32,010	30,758
Add (deduct) adjustments:
Depreciation and amortization	(15,329)	(14,575)
Provision for income tax	(4,176)	(4,646)
Financing costs – net	(3,799)	(3,620)
Foreign exchange gains (losses) – net	(479)	77
Amortization of intangible assets	(412)	(544)
Asset impairment	–	(1)
Gains (losses) on derivative financial instruments – net	358	(178)
Interest income	611	472
Equity share in net earnings of associates and joint ventures	1,149	935
Other income – net	6,628	3,808
Total adjustments	(15,449)	(18,272)
Consolidated net income	16,561	12,486

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the six months ended June 30, 2017 and 2016:

	2017	2016
	(in millions)
Consolidated core income	17,427	17,700

Add (deduct) adjustments:
Foreign exchange gains (losses) – net	(479)	77
Impairment of investment	(778)	(5,381)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(67)	13
Asset impairment	–	(1)
Net income attributable to noncontrolling interests	43	23
Gains on derivative financial instruments – net, excluding hedge costs	498	89
Net tax effect of aforementioned adjustments	(83)	(34)
Total adjustments	(866)	(5,214)
Consolidated net income	16,561	12,486

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin and core income for the six months ended June 30, 2017 and 2016. In each of the six months ended June 30, 2017 and 2016, majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2016, we changed the classification of our revenue mix to provide for a more direct comparison to the current industry presentation in the Philippines by combining or separating certain line items from our service lines, and moving line items from one service line to another. We also changed the classification of our impairment on investments not directly affecting operations (most significantly, the impairment of our investment in Rocket Internet SE, or Rocket Internet), from operating expenses to other expenses. Accordingly, we changed prior year’s financial information to conform with the current year’s presentation in order to provide a clear comparison.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the six months ended June 30, 2017
Revenues	46,665	38,658	6	(6,314)	79,015
Expenses	39,040	30,798	19	(7,111)	62,746
Other income (expenses)	(1,130)	(554)	7,188	(1,036)	4,468
Income before income tax	6,495	7,306	7,175	(239)	20,737
Provision for income tax	2,189	1,934	53	–	4,176
Net income/Segment profit	4,306	5,372	7,122	(239)	16,561
EBITDA	17,062	14,164	(13)	797	32,010
EBITDA margin(1)	38%	38%	–	–	42%
Core income	4,775	5,050	7,841	(239)	17,427
For the six months ended June 30, 2016
Revenues	55,474	35,937	–	(6,127)	85,284
Expenses	47,338	29,139	21	(6,852)	69,646
Other income (expenses)	(531)	(457)	3,207	(725)	1,494
Income before income tax	7,605	6,341	3,186	–	17,132
Provision for income tax	2,797	1,832	17	–	4,646
Net income/Segment profit	4,808	4,509	3,169	–	12,486
EBITDA	16,886	13,168	(21)	725	30,758
EBITDA margin(1)	32%	39%	–	–	38%
Core income	4,724	4,464	8,512	–	17,700
Increase (Decrease)
Revenues	(8,809)	2,721	6	(187)	(6,269)
Expenses	(8,298)	1,659	(2)	(259)	(6,900)
Other income (expenses)	(599)	(97)	3,981	(311)	2,974
Income before income tax	(1,110)	965	3,989	(239)	3,605
Provision for income tax	(608)	102	36	–	(470)
Net income/Segment profit	(502)	863	3,953	(239)	4,075
EBITDA	176	996	8	72	1,252
Core income	51	586	(671)	(239)	(273)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php79,015 million in the first half of 2017, a decrease of Php6,269 million, or 7%, as compared with Php85,284 million in the same period in 2016, primarily due to the combined effects of the following: (i) lower revenues from mobile services, home broadband, and MVNO and other services, partially offset by higher digital platforms and mobile financial services from our wireless business; (ii) higher revenues from data and miscellaneous services, partially offset by lower revenues from voice services, from our fixed line business; and (iii) lower non-service revenues from our wireless and fixed line businesses.

The following table shows the breakdown of our consolidated revenues by services for the six months ended June 30, 2017 and 2016:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the period ended June 30, 2017
Service Revenues
Wireless	44,858			(651)	44,207
Mobile	42,697			(635)	42,062
Home Broadband	1,267			(6)	1,261
Digital platforms and mobile financial services	642			(8)	634
MVNO and others	252			(2)	250
Fixed Line		36,829		(5,653)	31,176
Voice		14,408		(1,837)	12,571
Data		21,459		(3,374)	18,085
Home broadband		8,495		(121)	8,374
Corporate data and leased lines		11,333		(2,777)	8,556
Data Center and IT		1,631		(476)	1,155
Miscellaneous		962		(442)	520
Others			6	(6)	–

Total Service Revenues	44,858	36,829	6	(6,310)	75,383

Non-Service Revenues
Sale of computers, cellular handsets and SIM-packs	1,807	1,323	–	(3)	3,127
Point-product sales	–	506	–	(1)	505

Total Non-Service Revenues	1,807	1,829	–	(4)	3,632

Total Revenues	46,665	38,658	6	(6,314)	79,015

For the period ended June 30, 2016
Service Revenues
Wireless	52,741			(744)	51,997
Mobile	50,841			(730)	50,111
Home Broadband	1,357			(8)	1,349
Digital platforms and mobile financial services	194			(4)	190
MVNO and others	349			(2)	347
Fixed Line		33,989		(5,382)	28,607
Voice		14,861		(2,123)	12,738
Data		18,326		(2,872)	15,454
Home broadband		7,089		(61)	7,028
Corporate data and leased lines		9,731		(2,458)	7,273
Data Center and IT		1,506		(353)	1,153
Miscellaneous		802		(387)	415
Total Service Revenues	52,741	33,989	–	(6,126)	80,604

Non-Service Revenues
Sale of computers, cellular handsets and SIM-packs	2,733	1,481	–	(1)	4,213
Point-product sales	–	467	–	–	467

Total Non-Service Revenues	2,733	1,948	–	(1)	4,680

Total Revenues	55,474	35,937	–	(6,127)	85,284

The following table shows the breakdown of our consolidated revenues by business segment for the six months ended June 30, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
			(in millions)
Wireless	46,665	59	55,474	65	(8,809)	(16)
Fixed line	38,658	49	35,937	42	2,721	8
Others	6	–	–	–	6	100
Inter-segment transactions	(6,314)	(8)	(6,127)	(7)	(187)	3

Consolidated	79,015	100	85,284	100	(6,269)	(7)

Expenses

Consolidated expenses decreased by Php6,900 million, or 10%, to Php62,746 million in the first half of 2017 from Php69,646 million in the same period in 2016, as a result of lower expenses related to cost of sales, asset impairment, and cash operating expenses related to selling and promotions, repairs and maintenance, interconnection costs, insurance and security services, taxes and licenses, and other operating expenses, partially offset by higher expenses related to compensation and employee benefits, professional and other contracted services, cost of services and rent, as well as higher depreciation and amortization expense.

The following table shows the breakdown of our consolidated expenses by business segment for the six months ended June 30, 2017 and 2016:

						Change
	2017	%	2016		%	Amount	%
			(in millions)
Wireless	39,040	62	47,338		68	(8,298)	(18)
Fixed line	30,798	49	29,139	,776	42	1,659	6
Others	19	–	21		–	(2)	(10)
Inter-segment transactions	(7,111)	(11)	(6,852)		(10)	(259)	4

Consolidated	62,746	100	69,646		100	(6,900)	(10)

Other Income (Expenses)

Consolidated other income amounted to Php4,468 million in the first half of 2017, an increase of Php2,974 million from Php1,494 million in the same period in 2016, primarily due to the combined effects of the following: (i) higher other income by Php2,820 million, primarily due to lower impairment on the Rocket Internet investment, partly offset by lower gain on sale of Beacon shares in 2017, gain on sale of properties in 2016 and impairment on the AF Payments, Inc., or AFPI, investment in 2017; (ii) gains on derivative financial instruments of Php358 million for the six months ended June 30, 2017 as against losses on derivative financial instruments of Php178 million in the same period in 2016 on account of mark-to-market gains on foreign exchange derivatives due to the depreciation of the Philippine peso relative to the U.S. dollar in the first six months of 2017; (iii) an increase in equity share in net earnings of associates by Php214 million due to higher share in net earnings of Asia Outsourcing Beta Limited, or Beta, and Digitel Crossing, Inc., or DCI, and lower share in net losses of AFPI and Cignal TV, Inc., or Cignal TV, partly offset by higher share in net losses of Vega Telecom, Inc. or Vega and lower share in net earnings of Beacon Electric Asset Holdings, Inc., or Beacon; (iv) higher interest income by Php139 million due to higher principal amount of temporary cash investments, higher weighted average rate of the Philippine peso relative to the U.S. dollar and higher weighted average interest rate; (v) higher net financing costs by Php179 million due to higher weighted average loan principal amount, higher weighted average rate of the Philippine peso relative to the U.S. dollar and higher financing charges, partly offset by higher capitalized interest and lower weighted average interest rate; and (vi) foreign exchange losses of Php479 million on account of revaluation of foreign currency-denominated assets and liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php50.45 as at June 30, 2017 from Php49.77 as at December 31, 2016 as against foreign exchange gains of Php77 million due to an appreciation of the Philippine peso relative to the U.S. dollar to Php47.01 as at June 30, 2016 from Php47.12 as at December 31, 2015.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the six months ended June 30, 2017 and 2016:

			Change
	2017	2016	Amount	%
		(in millions)
Wireless	(1,130)	(531)	(599)	113
Fixed line	(554)	(457)	(97)	21
Others	7,188	3,207	3,981	124
Inter-segment transactions	(1,036)	(725)	(311)	43

Consolidated	4,468	1,494	2,974	199

Net Income

Consolidated net income increased by Php4,075 million, or 33%, to Php16,561 million in the first half of 2017, from Php12,486 million in the same period in 2016. The increase was mainly due to the combined effects of the following: (i) lower consolidated expenses by Php6,900 million; (ii) higher consolidated other income by Php2,974 million; (iii) lower consolidated provision for income tax by Php470 million; and (iv) lower consolidated revenues by Php6,269 million. Our consolidated basic and diluted EPS increased to Php76.32 for the six months ended June 30, 2017 from Php57.55 in the same period in 2016. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the first half of 2017 and 2016.

The following table shows the breakdown of our consolidated net income by business segment for the six months ended June 30, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
		(in millions)
Wireless	4,306	26	4,808	39	(502)	(10)
Fixed line	5,372	32	4,509	36	863	19
Others	7,122	43	3,169	25	3,953	125
Inter-segment transactions	(239)	(1)	–	–	(239)	(100)
Consolidated	16,561	100	12,486	100	4,075	33

EBITDA

Our consolidated EBITDA amounted to Php32,010 million in the first half of 2017, an increase of Php1,252 million, or 4%, as compared with Php30,758 million in the same period in 2016, primarily due to lower cost of sales and provisions for doubtful accounts and inventory obsolescence, partially offset by lower consolidated revenues, higher cost of services and higher consolidated cash operating expenses, mainly driven by compensation and employee benefits, professional and other contracted services, and rent.

The following table shows the breakdown of our consolidated EBITDA by business segment for the six months ended June 30, 2017 and 2016:

						Change
	2017	%	2016	%		Amount	%
			(in millions)
Wireless	17,062	53	16,886	55		176	1
Fixed line	14,164	44	13,168	43		996	8
Others	(13)	–	(21)	–		8	(38)
Inter-segment transactions	797	3	725	2	199	72	10

Consolidated	32,010	100	30,758	100		1,252	4

Core Income

Our consolidated core income amounted to Php17,427 million in the first half of 2017, a decrease of Php273 million, or 2%, as compared with Php17,700 million in the same period in 2016, primarily due to lower gain on sale of the remaining Beacon shares and higher depreciation, partially offset by higher EBITDA and lower provision for income tax. Our consolidated basic and diluted core EPS decreased to Php80.53 in the first half of 2017 from Php81.78 in the same period in 2016.

The following table shows the breakdown of our consolidated core income by business segment for the six months ended June 30, 2017 and 2016:

					Change
	2017	%	2016	%	Amount	%
		(in millions)
Wireless	4,775	27	4,724	27	51	1
Fixed line	5,050	29	4,464	25	586	13
Others	7,841	45	8,512	48	(671)	(8)
Inter-segment transactions	(239)	(1)	–	–	(239)	(100)
Consolidated	17,427	100	17,700	100	(273)	(2)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php46,665 million from our wireless business in the first half of 2017, a decrease of Php8,809 million, or 16%, from Php55,474 million in the same period in 2016.

The following table summarizes our total revenues from our wireless business for the six months ended June 30, 2017 and 2016 by service:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
			(in millions)
Service Revenues:
Mobile	42,697	91	50,841	92		(8,144)	(16)
Home Broadband	1,267	3	1,357	2		(90)	(7)
Digital platforms and mobile financial services	642	1	194	–		448	231
MVNO and others(1)	252	1	349	1		(97)	(28)

Total Wireless Service Revenues	44,858	96	52,741	95		(7,883)	(15)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	1,807	4	2,733	5		(926)	(34)

Total Wireless Revenues	46,665	100	55,474	100		(8,809)	(16)

(1) Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in the first half of 2017 decreased by Php7,883 million, or 15%, to Php44,858 million as compared with Php52,741 million in the same period in 2016, mainly as a result of lower revenues from mobile services, home broadband, and MVNO and other services, partially offset by higher revenues from our digital platforms and mobile financial services. As a percentage of our total wireless revenues, service revenues accounted for 96% and 95% for the six months ended June 30, 2017 and 2016, respectively.

Mobile Services

Our mobile service revenues amounted to Php42,697 million in the first half of 2017, a decrease of Php8,144 million, or 16%, from Php50,841 million in the same period in 2016. Mobile service revenues accounted for 95% and 96% of our wireless service revenues for the six months ended June 30, 2017 and 2016, respectively.

					Increase (Decrease)
	2017	%	2016	%	Amount	%
			(in millions)
Mobile Services:
Voice	15,651	37	20,265	40		(4,614)	(23)
SMS	13,428	32	17,336	34		(3,908)	(23)
Data	12,999	30	12,663	25		336	3
Inbound roaming and others(1)	619	1	577	1		42	7
Total	42,697	100	50,841	100		(8,144)	(16)

(1) Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees and share in revenues from Smart Money.

We market nationwide mobile communications services under the brand names Smart, TNT and Sun. Smart, together with TNT and Sun, have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. Our mobile services include a variety of data and multimedia services that cater to the growing use of smartphones by our subscribers, as well as voice and text services. We offer a variety of packages that include “buckets” consisting of text messages, calls of a preset duration and data allowance, with a prescribed validity period. Smart, TNT and Sun also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited on-net voice, text, volume-based data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

We are committed to provide our customers with a superior data experience. Key to achieving this is a superior network in terms of coverage, capacity and internet speeds. This involves the use of Long-Term Evolution, or LTE, and 3G; a common network for Smart and Sun to improve coverage and quality for subscribers of both brands; and access and use of the PLDT’s extensive fiber optic transmission network, among others.

Smart continues to ramp-up network upgrades across the country, significantly boosting LTE and 3G coverage in Metro Cebu and Metro Manila. This comprehensive network modernization includes deploying low-frequency bands like 700 MHz and 850 MHz to improve network coverage, network capacity and to enhance indoor signals.

This network upgrade was already completed in Metro Davao, Metro Cebu, Rizal and in large parts of Metro Manila. LTE speeds and coverage have improved significantly in these areas as also confirmed by independent analysts, such as OpenSignal. Smart expects to complete the rollout in the remaining parts of Metro Manila by the end of 2017.  Projects to achieve 95% LTE coverage by the end of 2018 are in progress and on-track.

In April 2017, Smart, together with Ericsson Philippines made the country’s first successful mobile call using Voice over LTE, or VoLTE. VoLTE will enable users with capable device to utilize 4G/LTE network even when making or receiving calls, providing users direct global reach and enhanced voice quality.

On June 12, 2017, we launched the Free WiFi along the MRT line in EDSA, as part of the Department of Information and Communications Technology’s program of providing access to the internet on major thoroughfares in the country.  Free high-speed data services is now available on all MRT stations in EDSA and soon in between stations from North Avenue to Taft Avenue.  PLDT and Smart have also rolled-out carrier-grade Smart WiFi in key transport hubs, including regional airports and sea ports all over the country.

As we improve our network around the country, we continue to keep an eye on the future of mobile technology. In December 2016, Smart and Nokia successfully carried out the country’s first fifth generation, or 5G, showcase over a live network at Nokia Technology Center in Quezon City, achieving 5G speeds of 2.5 Gigabits per second using 100 MHz with latency of just one millisecond. This milestone is part of Smart’s roadmap to be 5G-ready by 2020 through strategic investments in infrastructure today.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php4,614 million, or 23%, to Php15,651 million in the first half of 2017 from Php20,265 million in the same period in 2016, primarily due to lower domestic and international voice revenues due to the availability of alternative calling options and other over-the-top, or OTT, services such as Viber, Facebook Messenger and similar services. Mobile voice services accounted for 37% and 40% of our mobile service revenues for the six months ended June 30, 2017 and 2016, respectively.

The following table shows the breakdown of our mobile voice service revenues for the six months ended June 30, 2017 and 2016:

					Decrease
	2017	%	2016	%	Amount	%
			(in millions)
Voice Services:
Domestic	12,068	77	15,772	78	(3,704)	(23)
International	3,583	23	4,493	22	(910)	(20)

Total	15,651	100	20,265	100	(4,614)	(23)

Domestic voice service revenues decreased by Php3,704 million, or 23%, to Php12,068 million in the first half of 2017 from Php15,772 million in the same period in 2016, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php910 million, or 20%, to Php3,583 million in the first half of 2017 from Php4,493 million in the same period in 2016, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and value-added services, or VAS, decreased by Php3,908 million, or 23%, to Php13,428 million in the first half of 2017 from Php17,336 million in the same period in 2016 mainly from lower bucket-priced and unlimited SMS offerings due to a decline in both subscribers and SMS volumes. Mobile SMS services accounted for 32% and 34% of our mobile service revenues for the six months ended June 30, 2017 and 2016, respectively.

The following table shows the breakdown of our mobile SMS service revenues for the six months ended June 30, 2017 and 2016:

					Decrease
	2017	%	2016	%	Amount	%
			(in millions)
SMS Services:
Domestic(1)	12,616	94	16,351	94	(3,735)	(23)
International	812	6	985	6	(173)	(18)

Total	13,428	100	17,336	100	(3,908)	(23)

(1) Includes revenues from domestic SMS and VAS revenues, net of discounts and content provider costs.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php336 million, or 3%, to Php12,999 million in the first half of 2017 from Php12,663 million in the same period in 2016.

The following table shows the breakdown of our mobile data service revenues for the six months ended June 30, 2017 and 2016:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
			(in millions)
Data Services:
Mobile internet(1)	9,712	75	8,068	64	1,644	20
Mobile broadband	3,202	24	4,485	35	(1,283)	(29)
Other data	85	1	110	1	(25)	(23)
Total	12,999	100	12,663	100	336	3

(1) Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php1,644 million, or 20%, to Php9,712 million in the first half of 2017 from Php8,068 million in the same period in 2016 as a result of the increase in smartphone ownership and greater data adoption among our subscriber base leading to an increase in mobile internet browsing and prevalent use of mobile apps, social networking sites and other OTT services. Enhanced data offerings, such as All Out Surf, continue to provide users volume data bundles with all-net texts and tri-net calls and is available for as low as Php15 per day. Mobile internet services accounted for 23% and 16% of our mobile service revenues for the six months ended June 30, 2017 and 2016, respectively.

Mobile broadband

Mobile broadband revenues amounted to Php3,202 million in the first half of 2017, a decrease of Php1,283 million, or 29%, from Php4,485 million in the same period in 2016, primarily due to a decrease in the number of subscribers, mainly Sun Broadband. Mobile broadband services accounted for 7% and 9% of our mobile service revenues for the six months ended June 30, 2017 and 2016, respectively.

Smart Bro continues to offer various packages for both new and existing subscribers. Smart Bro Pocket/LTE WiFi, a portable wireless router which can be shared by up to five users/devices at a time, provides connectivity at varying speeds and is supported by Smart’s network utilizing HSPA, 4G HSPA+ and LTE-technologies.

With its goal to provide faster mobile data service at reasonable prices, Smart Bro launched its new postpaid plans which include free Smart Bro LTE Pocket Wifi devices, more data and faster speeds from Plan 499, which comes with 6GB monthly data, to Plan 999, which offers 15GB of data. Smart Bro’s prepaid variant also launched a promotional offer for the Smart Bro LTE Pocket Wifi at Php1,495 only.

Sun Bro is an affordable wireless broadband service utilizing advanced 3.5G HSPA and LTE technologies offering various plans and packages to internet users.  Sun Bro continues to grow the value broadband segment with its Non-Stop Surf Plans and Loads.

Other data

Revenues from our other data services, which include domestic leased lines and share in revenue from PLDT WeRoam, decreased by Php25 million, or 23%, to Php85 million in the first half of 2017 from Php110 million in the same period in 2016.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php42 million, or 7%, to Php619 million in the first half of 2017 from Php577 million in the same period in 2016.

The following table shows the breakdown of our mobile service revenues by service type for the six months ended June 30, 2017 and 2016:

			Increase (Decrease)
	2017	2016	Amount	%
		(in millions)
Mobile service revenues	42,697	50,841	(8,144)	(16)
By service type
Prepaid	30,327	35,328	(5,001)	(14)
Postpaid	11,751	14,936	(3,185)	(21)
Inbound roaming and others	619	577	42	7

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php30,327 million in the first half of 2017, a decrease of Php5,001 million, or 14%, as compared with Php35,328 million in the same period in 2016. Mobile prepaid service revenues accounted for 71% and 70% of mobile service revenues for the six months ended June 30, 2017 and 2016, respectively. The decrease in revenues from our mobile prepaid services was primarily driven by lower mobile prepaid subscriber base resulting in lower voice and SMS revenues, partially offset by the increase in mobile internet revenues.

In the first half of 2017, Smart Prepaid focused on vendor phone partnerships and relevant offers for new SIM users. The introduction of an enhanced data portfolio line up allowed the brand to be attractive to a wider base, with the Giga data family driving usage in videos and social networks.

Smart Prepaid continues to offer data, call and text packages to its subscribers. Smart Prepaid offered AllOut Combo 25 providing subscribers with 200MB data access, with unlimited texts to all networks and tri-net calls i.e., calls to Smart, Sun and TNT. Booster bundles, such as Express Call 50, can also be added to existing base offers, providing subscribers with 50 minutes of calls to all networks valid for three days.

Smart Bro Prepaid offers affordable LTE Pocket WiFi devices which comes with all-day surfing for seven days, allowing subscribers with affordable ways to enjoy fast internet to their non-LTE devices. Load packages are also available including SurfMax with all-day surfing for as low as Php50 valid for one day and GigaSurf, a volume-based data package which also offers access and additional data to entertainment streaming applications such as iflix and YouTube.

The value brand, TNT, repositioned from a call and SMS brand to a data brand, improved its image to young, digitally-dependent and socially-attached groups. The Tropa series campaign helped communicate the value of TNT products. Another campaign, “Panata” established TNT as an emerging data brand to attract and move free data users to paid Babad or Tropa apps promo.

TNT’s SIM upgrade campaign commenced in May 2017, enabling subscribers to exchange their SIM cards for LTE SIMs in order for them to experience Smart’s LTE network.

TNT offers Choose Your Tropa Apps for Php20 for three days which allow subscribers flexibility to choose any social media apps like Facebook, Instagram, Snapchat and Twitter, or gaming apps like Mobile Legend, Clash Royale and Clash of Clans, or discover new stories and watch trending videos by choosing Google, Wattpad or YouTube from the list of TNT Choose Your Tropa Apps.

Sun Prepaid continues to offer best value packages. On March 10, 2017, Sun Prepaid launched Sun Unlimited 100 providing subscribers with unlimited on-net calls and texts valid for 15 days, and Sun Unlimited 200 which also offers unlimited on-net calls and texts with additional 500 texts to Smart and TNT, valid for 30 days.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php11,751 million in the first half of 2017, a decrease of Php3,185 million, or 21%, as compared with Php14,936 million in the same period in 2016, and accounted for 28% and 29% of mobile service revenues for the six months ended June 30, 2017 and 2016, respectively. The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base.

We continue to offer a wide array of choices and more flexible postpaid subscription plans to our subscribers.

In April 2017, we introduced the handset amortization model, wherein subscribers of our Smart postpaid GIGA plans could avail of the latest devices at varying terms and cash outlay schemes, depending on the plan amount, contract period and device model, including the new Samsung Galaxy S8 & S8+.

In the same quarter, Smart offered FOX+ subscription, a new loaded app that features the latest movie blockbusters, TV series, documentaries, and live sporting events, accessible for Smart, PLDT, and Cignal subscribers, to be added on top of any postpaid plan for Php390 per month. In June 2017, Smart offered ALL TALK 299 for postpaid plans 1499 and up, that allowed our subscribers to call across all networks, with 300 all-net minutes.

Postpaid subscribers also enjoyed data access even while travelling abroad with Surf Abroad 550. Subscribers can avail Surf Abroad with no registration, no manual network selection and charged within plan consumables.

Smart Postpaid continues to offer All-in Consumable Plans ranging from Plan 399 up to Plan 2999, which enable subscribers to avail of call, text and data services, and mix and match services or create their own plan using various Flexibundles, and personalized entertainment content such as iWant TV, iflix and Fox. All these are charged within the subscriber’s monthly service fee. Top picks for Flexibundles are All-net Talk 249, Unli Call and Text 599, SurfMax 995 and other App On bundles.

Smart Bro Postpaid provides wireless internet on postpaid plans with fixed monthly data allocation, offering the latest LTE WiFi devices, supporting the 700 MHz frequency for a better indoor coverage and bundled gadgets of choice. The latest Smart Bro Plans come with a free LTE Pocket WiFi starting at Plan 499 with 6GB monthly data allocation, or the recently launched LTE 2-in-1 Pocket WiFi device, which comes with a built-in 5200mAh power bank, offered under Plan 999 with a Php1,000 one-time fee.

In April 2017, Smart Bro launched a digital campaign targeting parents and kids with the Smart Bro Gadget Plans featuring the iPad Mini. The postpaid plan which is offered only under Plan 599 and with a one-time fee of Php2,000, comes with 3.5GB monthy data and access to iflix for 30 days.

Sun postpaid plans offer a variety of services to cater to the needs of subscribers at affordable prices. The Best Value Plans, which start at Php350 per month, come with a free smartphone, unlimited Sun Calls and Texts, 250 free texts to users on other networks, and 100MB of mobile data.

In 2016, Sun introduced new SIM only Fixed Load Plan 300, which provides subscribers unlimited tri-net calls and unlimited all-net texts. Sun also continues to offer international direct dialing, or IDD, plans which allow subscribers to make international calls and send SMS to select countries for as low as Php1.50 per minute of voice call or per SMS. The IDD plans also come with a free Android handset and free calls and SMS to Sun and other networks, depending on the plan.

Smart offers Smart Travel WiFi powered by virtual SIM technology, which enables local connectivity for up to five devices and provides high-speed internet service in over 100 countries for as low as Php390 per day for Asian countries and Php490 per day for the rest of the world.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at June 30, 2017 and 2016:

			Increase (Decrease)
	2017	2016	Amount	%
Mobile subscriber base	58,703,732	68,257,852	(9,554,120)	(14)
Smart(1)	21,941,155	25,758,312	(3,817,157)	(15)
Postpaid	1,353,468	1,573,147	(219,679)	(14)
Prepaid(2)	20,587,687	24,185,165	(3,597,478)	(15)
TNT	28,481,294	30,863,446	(2,382,152)	(8)
Sun(1)	8,281,283	11,636,094	(3,354,811)	(29)
Postpaid	1,266,557	1,983,338	(716,781)	(36)
Prepaid(2)	7,014,726	9,652,756	(2,638,030)	(27)
Home broadband subscriber base	257,187	265,473	(8,286)	(3)

Total wireless subscribers	58,960,919	68,523,325	(9,562,406)	(14)

(1)	Includes mobile broadband subscribers.

(2)	Beginning 2Q2017, the prepaid subscriber base excludes subscribers who did not reload within 90 days vis-à-vis 120 days previous cut-off.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  Beginning the second quarter of 2017, a prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

The average monthly churn rate for Smart Prepaid subscribers in the first half of 2017 and 2016 were 7.0% and 7.3%, respectively, while the average monthly churn rate for TNT subscribers were 7.3% and 5.5% in the first half of 2017 and 2016, respectively. The average monthly churn rate for Sun Prepaid subscribers were 9.0% and 9.6% in the first half of 2017 and 2016, respectively. The increase in churn rate of prepaid subscribers was attributable to the change in churn rule to 90 days from the previous 120 days.

The average monthly churn rate for Smart Postpaid subscribers were 2.5% and 4.7% in the first half of 2017 and 2016, respectively, and 3.6% and 5.1% in the first half of 2017 and 2016, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the six months ended June 30, 2017 and 2016:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2017	2016	Amount	%	2017	2016	Amount	%
Prepaid
Smart	117	121	(4)	(3)	107	111	(4)	(4)
TNT	80	85	(5)	(6)	74	78	(4)	(5)
Sun	86	88	(2)	(2)	80	81	(1)	(1)
Postpaid
Smart	1,009	959	50	5	975	945	30	3
Sun	416	470	(54)	(11)	412	464	(52)	(11)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Our average monthly prepaid and postpaid ARPUs per quarter of 2017 and 2016 were as follows:

	Prepaid							Postpaid
	Smart		TNT		Sun		Smart		Sun
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
2017
First Quarter	114	104	77	71	84	78	1,001	965	416	413
Second Quarter(3)	120	109	83	77	88	82	1,016	985	415	412
2016
First Quarter	122	112	87	80	87	80	955	938	479	475
Second Quarter	120	110	84	77	90	81	963	951	462	453
Third Quarter	113	102	77	71	90	84	958	946	407	402
Fourth Quarter	115	104	82	75	92	85	989	970	423	418

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

(3) 2Q2017 ARPU is calculated based on the revised subscriber base applying the 90-day churn rule vis-à-vis 120-day previous cut-off.

Home Broadband

Home Ultera is a fixed wireless broadband service being offered under PLDT’s HOME brand. Home Ultera, powered by LTE technology, is specifically designed for the home and offers customized packages.

Revenues from our Home Ultera services decreased by Php90 million, or 7%, to Php1,267 million in the first half of 2017 from Php1,357 million in the same period in 2016, due mainly to the continued migration of our high-value fixed wireless subscribers from legacy technologies (Canopy & Wimax) to wired broadband (digital subscriber line, or DSL/FTTH). In addition, ARPU has decreased as a result of lower-priced plan offerings as part of PLDT’s efforts to expand its customer base to include lower income home segments.

Subscribers of our Home Ultera services decreased by 8,286, or 3%, to 257,187 subscribers as of June 30, 2017 from 265,473 subscribers as of June 30, 2016.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, increased by Php448 million, or 231%, to Php642 million in the first half of 2017 from Php194 million in the same period in 2016, primarily due to the increase in PayMaya transactions.

MVNO and Others

Revenues from our other services decreased by Php97 million, or 28%, to Php252 million in the first half of 2017 from Php349 million in the same period in 2016, primarily due to lower revenue contribution from MVNOs of PLDT Global and ACeS Philippines, partially offset by the impact of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php49.94 for the six months ended June 30, 2017 from Php46.88 for the six months ended June 30, 2016 on our U.S. dollar and U.S. dollar-linked service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of sales of mobile handsets, SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues decreased by Php926 million, or 34%, to Php1,807 million in the first half of 2017 from Php2,733 million in the same period in 2016, primarily due to lower revenues from the sale of broadband data modems and mobile handsets.

Expenses

Expenses associated with our wireless business amounted to Php39,040 million in the first half of 2017, a decrease of Php8,298 million, or 18%, from Php47,338 million in the same period in 2016. A significant portion of the decrease was mainly attributable to lower cost of sales, asset impairment, selling and promotions, interconnection costs, repairs and maintenance, taxes and licenses, and insurance and security services, partially offset by higher expenses related to depreciation and amortization, rent, professional and other contracted services, compensation and employee benefits, and cost of services. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 84% and 85% in the first six months ended June 30, 2017 and 2016, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the six months ended June 30, 2017 and 2016 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
			(in millions)
Depreciation and amortization	9,025	23	8,206	17	819	10
Rent	5,468	14	4,756	10	712	15
Repairs and maintenance	3,925	10	4,186	9	(261)	(6)
Compensation and employee benefits	3,756	10	3,523	8	233	7
Cost of sales	3,545	9	9,169	19	(5,624)	(61)
Interconnection costs	3,473	9	4,052	9	(579)	(14)
Professional and other contracted services	3,164	8	2,779	6	385	14
Selling and promotions	2,084	5	3,064	7	(980)	(32)
Asset impairment	1,575	4	4,282	9	(2,707)	(63)
Taxes and licenses	1,331	3	1,490	3	(159)	(11)
Insurance and security services	464	1	618	1	(154)	(25)
Amortization of intangible assets	412	1	544	1	(132)	(24)
Communication, training and travel	394	1	447	1	(53)	(12)
Cost of services	247	1	46	–	201	437
Other expenses	177	1	176	–	1	1

Total	39,040	100	47,338	100	(8,298)	(18)

Depreciation and amortization charges increased by Php819 million, or 10%, to Php9,025 million, primarily due to higher depreciable asset base.

Rent expenses increased by Php712 million, or 15%, to Php5,468 million, primarily due to higher leased lines rental with the increase in data usage and site rental charges.

Repairs and maintenance expenses decreased by Php261 million, or 6%, to Php3,925 million, mainly due to lower site and office electricity costs and lower technical support fees.

Compensation and employee benefits increased by Php233 million, or 7%, to Php3,756 million, primarily due to higher salaries and employee benefits, and provision for pension benefits, partly offset by lower manpower rightsizing program, or MRP, costs. Employee headcount decreased to 7,004 as at June 30, 2017 as compared with 7,142 as at June 30, 2016.

Cost of sales decreased by Php5,624 million, or 61%, to Php3,545 million, primarily due to lower issuances of mobile handsets and broadband data modems.

Interconnection costs decreased by Php579 million, or 14%, to Php3,473 million, primarily due to lower interconnection cost on domestic voice and text services, and international voice, partially offset by an increase in interconnection charges on international roaming data.

Professional and other contracted service fees increased by Php385 million, or 14%, to Php3,164 million, primarily due to increase in facility usage costs, and legal, audit and call center fees, partly offset by lower consultancy fees.

Selling and promotion expenses decreased by Php980 million, or 32%, to Php2,084 million, primarily due to lower advertising and promotions, and commissions expenses.

Asset impairment decreased by Php2,707 million, or 63%, to Php1,575 million, primarily due to lower provisions for doubtful accounts and inventory obsolescence.

Taxes and licenses decreased by Php159 million, or 11%, to Php1,331 million due to lower tax settlements and other business taxes, partly offset by higher spectrum user fees.

Insurance and security services decreased by Php154 million, or 25%, to Php464 million, primarily due to lower site security and property insurance expenses, partly offset by higher office security expenses.

Amortization of intangible assets decreased by Php132 million, or 24%, to Php412 million, primarily due to the decrease in the remaining carrying value of intangible assets.

Communication, training and travel expenses decreased by Php53 million, or 12%, to Php394 million, primarily due to lower training, travel, and freight and hauling expenses, partially offset by higher communication charges and fuel costs for vehicles as a result of higher average fuel cost per liter.

Cost of services increased by Php201 million to Php247 million, primarily due to higher cost on music licenses and various partnership with content providers.

Other expenses increased by Php1 million, or 1%, to Php177 million, primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the six months ended June 30, 2017 and 2016:

			Change
	2017	2016	Amount	%
Other Income (Expenses):		(in millions)
Financing costs – net	(1,269)	(1,244)	(25)	2
Foreign exchange gains (losses) – net	(278)	42	(320)	(762)
Equity share in net losses of associates	(66)	(209)	143	(68)
Interest income	142	160	(18)	(11)
Gain on derivative financial instruments – net	186	13	173	1,331
Other income – net	155	707	(552)	(78)

Total	(1,130)	(531)	(599)	113

Our wireless business’ other expenses amounted to Php1,130 million in the first half of 2017, an increase of Php599 million, or 113%, from Php531 million in the same period in 2016, primarily due to the combined effects of the following: (i) a decrease in other income – net by Php552 million mainly due to the impairment on Smart’s AFPI investment in 2017, lower income from consultancy and other miscellaneous income;
(ii) foreign exchange losses of Php278 million on account of revaluation of foreign currency-denominated assets and liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php50.45 as at June 30, 2017 from Php49.77 as at December 31, 2016 as against foreign exchange gains of Php42 million due to an appreciation of the Philippine peso relative to the U.S. dollar to Php47.01 as at June 30, 2016 from Php47.12 as at December 31, 2015; (iii) higher net financing costs by Php25 million due to higher weighted average loan principal amount, higher weighted average interest rate, higher weighted average rate of the Philippine peso relative to the U.S. dollar and higher financing charges, partly offset by higher capitalized interest; (iv) lower interest income by Php18 million due to lower principal amount of temporary cash investments, partly offset by higher weighted average interest rate and higher weighted average rate of the Philippine peso relative to the U.S. dollar; (v) lower equity share in net losses of associates by Php143 million, mainly from AFPI; and (vi) higher gains on derivative financial instruments by Php173 million on account of mark-to-market gains on foreign exchange derivatives due to the depreciation of the Philippine peso relative to the U.S. dollar in the first six months of 2017.

Provision for Income Tax

Provision for income tax amounted to Php2,189 million in the first half of 2017, a decrease of Php608 million, or 22%, from Php2,797 million in the same period in 2016, primarily due to lower taxable income. The effective tax rates for our wireless business were 34% and 37% in the first half of 2017 and 2016, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php502 million, or 10%, to Php4,306 million in the first half of 2017 from Php4,808 million in the same period in 2016.

EBITDA

Our wireless business’ EBITDA increased by Php176 million, or 1%, to Php17,062 million in the first half of 2017 from Php16,886 million in the same period in 2016. EBITDA margin increased to 38% in the first half of 2017 from 32% in the same period in 2016.

Core Income

Our wireless business’ core income increased by Php51 million, or 1%, to Php4,775 million in the first half of 2017 from Php4,724 million in the same period in 2016 on account of lower provision for income tax, higher EBITDA and lower equity share in net losses of associates, partially offset by higher depreciation and lower other income.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php38,658 million in the first half of 2017, an increase of Php2,721 million, or 8%, from Php35,937 million in the same period in 2016.

The following table summarizes our total revenues from our fixed line business for the six months ended June 30, 2017 and 2016 by service segment:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
				(in millions)
Service Revenues:
Voice	14,408	37	14,861	42	(453)	(3)
Data	21,459	56	18,326	51	3,133	17
Miscellaneous	962	2	802	2	160	20
	36,829	95	33,989	95	2,840	8
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	1,829	5	1,948	5	(119)	(6)

Total Fixed Line Revenues	38,658	100	35,937	100	2,721	8

Service Revenues

Our fixed line service revenues increased by Php2,840 million, or 8%, to Php36,829 million in the first half of 2017 from Php33,989 million in the same period in 2016, due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.

Voice Services

Revenues from our voice services decreased by Php453 million, or 3%, to Php14,408 million in the first half of 2017 from Php14,861 million in the same period in 2016, primarily due to lower international and domestic services, partially offset by higher revenues from local exchange.

The following table shows information of our voice service revenues for the six months ended June 30, 2017 and 2016:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
				(in millions)
Voice
Local exchange	9,226	64	8,765	58	461	5
International	3,387	24	4,201	29	(814)	(19)
Domestic	1,795	12	1,895	13	(100)	(5)
Total	14,408	100	14,861	100	(453)	(3)

Local Exchange

The following table summarizes the key measures of our local exchange service business as at and for the six months ended June 30, 2017 and 2016:

			Increase
	2017	2016	Amount	%
Total local exchange service revenues (in millions)	9,226	8,765	461	5
Number of fixed line subscribers	2,546,992	2,380,390	166,602	7
Number of fixed line LEC employees	7,284	7,112	172	2
Number of fixed line subscribers per employee	350	335	15	4

Revenues from our local exchange service increased by Php461 million, or 5%, to Php9,226 million in the first half of 2017 from Php8,765 million in the same period in 2016, primarily due to an increase in subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues were 25% and 26% in the first half of 2017 and 2016, respectively.

International

Our international service revenues decreased by Php814 million, or 19%, to Php3,387 million in the first half of 2017 from Php4,201 million in the same period in 2016, primarily due to lower call volumes for both inbound and outbound traffic as a result of the popularity of OTT service providers (e.g. Facebook Messenger, Skype, Viber, WhatsApp, etc.) over traditional long distance services, partially offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php49.94 for the six months ended June 30, 2017 from Php46.88 for the six months ended June 30, 2016, and the net increase in average billing rates in dollar terms. The percentage contribution of international service revenues to our total fixed line service revenues accounted for 9% and 12% in the first half of 2017 and 2016, respectively.

Domestic

Our domestic service revenues decreased by Php100 million, or 5%, to Php1,795 million in the first half of 2017 from Php1,895 million in the same period in 2016, primarily due to a decrease in call volumes. The percentage contribution of domestic service revenues to our fixed line service revenues was 5% and 6% in the first half of 2017 and 2016, respectively.

Data Services

The following table shows information of our data service revenues for the six months ended June 30, 2017 and 2016:

			Increase
	2017	2016	Amount	%
Data service revenues (in millions)	21,459	18,326	3,133	17
Home broadband	8,495	7,089	1,406	20
Corporate data and leased lines	11,333	9,731	1,602	16
Data Center and IT	1,631	1,506	125	8

Our data services posted revenues of Php21,459 million in the first half of 2017, an increase of Php3,133 million, or 17%, from Php18,326 million in the same period in 2016, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Metro Ethernet and Shops.Work, and higher data center and IT revenues. The percentage contribution of this service segment to our fixed line service revenues were 58% and 54% for the six months ended June 30, 2017 and 2016, respectively.

Home Broadband

PLDT HOME remains to be the nation’s leading home broadband service provider, now serving 1,469,960 subscribers nationwide. PLDT HOME’s broadband data services include Home DSL and Home Fibr, the country’s most powerful broadband connection. Home broadband data revenues amounted to Php8,495 million in the first half of 2017, an increase of Php1,406 million, or 20%, from Php7,089 million in the same period in 2016. This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and an aggressive nationwide roll-out of its FTTH network. Home broadband revenues accounted for 39% of total data service revenues in each of the six months ended June 30, 2017 and 2016. At the end of June 2017, PLDT’s FTTH nationwide network rollout has passed over 3.11 million homes and targets to reach approximately 4 million homes passed by end of 2017.

In 2017, PLDT HOME launched its initial set of fiber-powered “PLDT SmartCities,” in Toledo City, Cebu in February, General Santos City in April, Naga City and South Metro Manila in May, and East Metro Manila in July. Working with city governments of these key urban centers, PLDT is deploying high-speed world-class internet connectivity to more homes, providing a wide range of entertainment, home security and other digital services.

To complement the build-out of its fiber network, PLDT HOME is also aggressively modernizing and upgrading its current copper network through the use of fiber fast speeds technology. PLDT has the country’s most extensive transmission and distribution network infrastructure which now has about 150,000 kilometers of fiber optic cables that transport the growing data traffic of its fixed line and mobile networks. In the second quarter of 2017, PLDT also started the deployment of hybrid fiber technologies, such as G.Fast, that can deliver fiber-like data speeds through the copper wires in homes and buildings under a three-year program.

PLDT HOME is strongly committed to fulfill its subscribers’ digital home lifestyle needs through conveniently and strategically bundled packages with our core data service. PLDT HOME was first to market such services under the Smart Home banner, spreading close to half a million digital services nationwide.

This digital ecosystem is built on the following pillars: connectivity, peace of mind, entertainment, and convergence. The Smart Home connectivity is best experienced through devices like the Telpad which is the world’s first landline, broadband and tablet service in one; and the TVolution which turns an ordinary TV into a smart TV, enabled by Home Fibr’s internet speeds of up to 1 Gbps. This allows for high-speed browsing of multiple websites and the country’s first symmetrical speed service which provides equal upload and download speeds.

PLDT HOME also pioneered the ‘peace of mind’ suite which features security-enhancing products like the home monitoring system Fam Cam launched in partnership with network solutions giant D-Link; the online safety solution Fam Zone which is Australia’s leading online parental control platform; and the multi-functional kiddie gadget, Smart Watch, manufactured by TCL Telecommunication Technology Holdings Limited under the Alcatel brand.

PLDT HOME has always been at the forefront of providing subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers. These partners include Southeast Asia’s internet TV service provider iflix; US-based internet TV pioneer Netflix; the country’s pay TV service provider Cignal Digital TV; Fox International Channels which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV, an OTT content platform in the Philippines.

Finally, PLDT HOME has blazed the trail for the convergence of wired and wireless connections through its data sharing feature which allows subscribers to seamlessly share data with their Smart mobile phones, thus revolutionizing the way families share and enjoy their high-speed connection. The data sharing bundle also allows subscribers to conveniently upgrade their mobile devices to the latest iPhone plans or bundle their home broadband service with a Smart Bro Pocket WiFi so they can enjoy the same strong connections even outside the home.

Corporate Data and Leased Lines

Corporate data and leased line services contributed Php11,333 million in the first half of 2017, an increase of Php1,602 million, or 16%, as compared with Php9,731 million in the same period in 2016, mainly due to sustained market traction of broadband data services and growth on Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as Internet Protocol-Virtual Private Network, or IP-VPN, Metro Ethernet and Shops.Work. Corporate data and leased line revenues accounted for 53% of total data services in each of the six months ended June 30, 2017 and 2016.

Leased lines and other data services include: (i) Diginet, a domestic private leased line service, specifically supporting Smart’s fiber optic and enterprises’ leased line network requirements; (ii) IP-VPN, an end-to-end managed IP-based or Layer 3 data networking service that offers secure means to access corporate network resources; (iii) Metro Ethernet, a high-speed, Layer 2, wide area networking service that enables mission-critical data transfers; (iv) Shops.Work, a connectivity solution designed for retailers and franchisers, linking company branches to the head office; and (v) Shops.Work UnPlugged, or SWUP, a wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas.

International leased lines and other data services consist mainly of: (i) i-Gate, our premium, direct internet access service, which continues to be the choice among enterprise users for dedicated internet connectivity, where users can be provided with as much as 10 Gbps of i-Gate internet bandwidth, complemented by industry-leading Service Level Agreements; (ii) Fibernet, which provides cost-effective, managed and resilient international high bandwidth point-to-point private data networking connectivity, through our global points of presence and extensive international alliances, to offshore and outsourcing, banking and finance, and semiconductor industries; and (iii) other international managed data services in partnership with other global service providers, which provide web acceleration, network security, content delivery and other data networking services to multinational companies.

Data Center and Information Technology

Data centers provide colocation and related connectivity services, managed server hosting, disaster recovery and business continuity services, managed security services, cloud services, big data services and various managed IT solutions. On July 28, 2016, ePLDT inaugurated VITRO Makati, the country’s biggest data center with 3,600 racks at full capacity and located in one of the country’s premiere business districts. VITRO Makati is equipped with highly-resilient systems and facilities to guarantee continuous operations, ensuring that businesses can utilize robust and scalable digital infrastructure, as well as world-class 24/7 technical support capabilities. On February 13, 2017, ePLDT inaugurated the first data center in Mindanao. VITRO Davao has a total capacity of 45 racks that can serve both primary and back-up requirements of enterprises based in Mindanao. Four days after the launch of VITRO Davao, ePLDT also launched the biggest data center outside of Metro Manila. VITRO Clark is the first purpose-built data center North of Manila.  This is the second TIA-942 Rated 3 certified data center of ePLDT, and another Nexcenter certified facility.  It has a total capacity of 1,500 racks and fully redundant infrastructure. By the end of 2017, ePLDT Group will have about 9,000 rack capacity in ten locations covering Metro Manila, Subic, Clark, Cebu and Davao. Data center and IT revenues increased by Php125 million, or 8%, to Php1,631 million in the first half of 2017 from Php1,506 million in the same period in 2016 mainly due to higher revenues from colocation and managed IT services. Cloud services include cloud contact center, cloud Infrastructure as a Service, cloud Software as a Service and cloud professional services. The percentage contribution of this service segment to our total data service revenues was 8% in each of the first half of 2017 and 2016.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees. These service revenues increased by Php160 million, or 20%, to Php962 million in the first half of 2017 from Php802 million in the same period in 2016 mainly due to higher outsourcing and management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 3% and 2% in the first half of 2017 and 2016, respectively.

Non-service Revenues

Non-service revenues decreased by Php119 million, or 6%, to Php1,829 million in the first half of 2017 from Php1,948 million in the same period in 2016, primarily due to lower sale of PLDT Landline Plus, or PLP, and Telpad units, and FabTab for myDSL retention, partly offset by higher computer-bundled, hardware and software, and license sales.

Expenses

Expenses related to our fixed line business totaled Php30,798 million in the first half of 2017, an increase of Php1,659 million, or 6%, as compared with Php29,139 million in the same period in 2016. The increase was primarily due to higher expenses related to compensation and employee benefits, professional and other contracted services, cost of services, and cost of sales, partly offset by lower expenses related to repairs and maintenance, interconnection costs, selling and promotions, rent, depreciation and amortization, and other operating expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 80% and 81% for the six months ended June 30, 2017 and 2016, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the six months ended June 30, 2017 and 2016 and the percentage of each expense item to the total:

					Increase (Decrease)
	2017	%	2016	%	Amount	%
				(in millions)
Compensation and employee benefits	8,677	28	6,549	23	2,128	32
Depreciation and amortization	6,304	21	6,369	22	(65)	(1)
Professional and other contracted services	3,689	12	2,666	9	1,023	38
Repairs and maintenance	3,043	10	3,658	13	(615)	(17)
Interconnection costs	2,583	8	3,054	10	(471)	(15)
Cost of sales	1,611	5	1,477	5	134	9
Rent	1,488	5	1,718	6	(230)	(13)
Selling and promotions	906	3	1,185	4	(279)	(24)
Asset impairment	673	2	681	2	(8)	(1)
Taxes and licenses	606	2	607	2	(1)	–
Insurance and security services	365	1	350	1	15	4
Cost of services	352	1	144	1	208	144
Communication, training and travel	270	1	287	1	(17)	(6)
Other expenses	231	1	394	1	(163)	(41)

Total	30,798	100	29,139	100	1,659	6

Compensation and employee benefits expenses increased by Php2,128 million, or 32%, to Php8,677 million, primarily due to higher MRP costs by Php1,529 million, salaries and employee benefits, and provision for pension benefits. Employee headcount increased to 10,893 as at June 30, 2017 as compared with 10,049 as at June 30, 2016, primarily due to an increase in employee headcount of ePLDT.

Depreciation and amortization charges decreased by Php65 million, or 1%, to Php6,304 million due to a lower depreciable asset base.

Professional and other contracted service expenses increased by Php1,023 million, or 38%, to Php3,689 million, primarily due to higher contracted and technical services and legal fees, partially offset by lower management fees.

Repairs and maintenance expenses decreased by Php615 million, or 17%, to Php3,043 million, primarily due to lower repairs and maintenance costs on cable and wire facilities, DFON and central office/telecoms equipment, partially offset by higher electricity charges and maintenance costs on IT software and buildings.

Interconnection costs decreased by Php471 million, or 15%, to Php2,583 million, primarily due to lower international interconnection costs, as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower domestic interconnection costs.

Cost of sales increased by Php134 million, or 9%, to Php1,611 million, primarily due to higher cost of Telpad units, and higher sale of hardware and software, and licenses.

Rent expenses decreased by Php230 million, or 13%, to Php1,488 million, primarily due to lower domestic and international leased circuit rental charges.

Selling and promotion expenses decreased by Php279 million, or 24%, to Php906 million, primarily due to lower advertising and promotions expenses, marketing, public relations and commissions expenses.

Asset impairment decreased by Php8 million, or 1%, to Php673 million, mainly due to lower provision for inventory obsolescence, partly offset by higher provision for doubtful accounts.

Taxes and licenses decreased by Php1 million to Php606 million, primarily due to lower business-related taxes.

Insurance and security services increased by Php15 million, or 4%, to Php365 million, mainly due to higher office security expenses, partly offset by lower insurance and bond premiums.

Cost of services increased by Php208 million, or 144%, to Php352 million, primarily due to various partnerships with content providers.

Communication, training and travel expenses decreased by Php17 million, or 6%, to Php270 million, mainly due to lower training and travel expenses, partly offset by higher communication charges and fuel consumption costs.

Other expenses decreased by Php163 million, or 41%, to Php231 million, primarily due to lower various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the six months ended June 30, 2017 and 2016:

			Change
	2017	2016	Amount	%
Other Income (Expenses):		(in millions)
Financing costs – net	(2,555)	(2,399)	(156)	7
Foreign exchange gains (losses)	(45)	9	(54)	(600)
Equity share in net earnings (losses) of associates	94	(89)	183	(206)
Gains (losses) on derivative financial instruments – net	172	(191)	363	(190)
Interest income	370	356	14	4
Other income – net	1,410	1,857	(447)	(24)

Total	(554)	(457)	(97)	21

Our fixed line business’ other expenses increased to Php554 million in the first half of 2017 from Php457 million for the same period in 2016, mainly due to the combined effects of the following: (i) lower other income – net by Php447 million due to gain on sale of property in 2016, partly offset by the reversal of impairment of investment in Digitel Crossing, Inc., or DCI, in 2017; (ii) higher net financing costs by Php156 million due to higher weighted average loan principal amount, higher weighted average rate of the Philippine peso relative to the U.S. dollar and higher financing charges, partially offset by higher capitalized interest and lower weighted average interest rate; (iii) foreign exchange losses of Php45 million on account of revaluation of foreign currency-denominated assets and liabilities due to the depreciation of the Philippine peso relative to the U.S. dollar to Php50.45 as at June 30, 2017 from Php49.77 as at December 31, 2016 as against foreign exchange gains of Php9 million due to an appreciation of the Philippine peso relative to the U.S. dollar to Php47.01 as at June 30, 2016 from Php47.12 as at December 31, 2015; (iv) equity share in net earnings of associates of Php94 million in the first half of 2017 as against equity share in net losses of associates of Php89 million in the same period in 2016 mainly due to lower equity share in net losses of Cignal TVand higher equity share in net earnings of DCI; (v) an increase in interest income by Php14 million due to higher principal amount of temporary cash investments and higher weighted average rate of the Philippine peso relative to the U.S. dollar, partly offset by lower weighted average interest rate; (vi) gains on derivative financial instruments of Php172 million as against losses on derivative financial instruments of Php191 million on account of mark-to-market gains on foreign exchange derivatives due to the depreciation of the Philippine peso relative to the U.S. dollar in the first six months of 2017.

Provision for Income Tax

Provision for income tax amounted to Php1,934 million in the first half of 2017, an increase of Php102 million, or 6%, from Php1,832 million in the same period in 2016, primarily due to higher taxable income. The effective tax rates for our fixed line business were 26% and 29% in the first half of 2017 and 2016, respectively.

Net Income

As a result of the foregoing, our fixed line business registered a net income of Php5,372 million in the first half of 2017, an increase of Php863 million, or 19%, as compared with Php4,509 million in the same period in 2016.

EBITDA

Our fixed line business’ EBITDA increased by Php996 million, or 8%, to Php14,164 million in the first half of 2017 from Php13,168 million in the same period in 2016. EBITDA margin, however, decreased to 38% in the first half in 2017 from 39% in the same period in 2016.

Core Income

Our fixed line business’ core income increased by Php586 million, or 13%, to Php5,050 million in the first half of 2017 from Php4,464 million in the same period in 2016, primarily as a result of higher EBITDA and equity share in net earnings of associates, partially offset by lower other income and higher financing costs.

Others

Revenues

We generated revenues of Php6 million from our other business in the first half of 2017.

Expenses

Expenses related to our other business totaled Php19 million in the first half of 2017, a decrease of Php2 million, or 10%, as compared with Php21 million in the same period in 2016, primarily due to lower cash operating expenses.

Other Income (Expenses)

The following table summarizes the breakdown of other income (expenses) for other business segment for the six months ended June 30, 2017 and 2016:

			Change
	2017	2016	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates and joint ventures	1,121	1,233	(112)	(9)
Interest income	221	73	148	203
Financing costs – net	(97)	(94)	(3)	3
Foreign exchange gains (losses)	(156)	26	(182)	(700)
Other income – net	6,099	1,969	4,130	210

Total	7,188	3,207	3,981	124

Other income increased by Php3,981 million, or 124%, to Php7,188 million in the first half of 2017 from Php3,207 million in the same period in 2016, primarily due to the combined effects of the following: (i) higher other income by Php4,130 million due to lower impairment loss on our Rocket Internet investment, partly offset by lower gain on sale of Beacon shares; (ii) an increase in interest income by Php148 million; (iii) higher financing costs by Php3 million; (iv) lower equity share in net earnings of associates and joint ventures by Php112 million mainly from lower equity share in net earnings of Beacon, and higher equity share in net losses of VTI, partly offset by higher equity share in net earnings of Beta; and (v) foreign exchange losses of Php156 million in the first half of 2017 as against foreign exchange gains of Php26 million in the same period in 2016.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php7,122 million in the first half of 2017, an increase of Php3,953 million from Php3,169 million in the same period in 2016.

Core Income

Our other business segment’s core income amounted to Php7,841 million in the first half of 2017, a decrease of Php671 million, or 8%, as compared with Php8,512 million in the same period in 2016, mainly as a result of the lower gain on sale of Beacon shares and lower equity share in net earnings of associates and joint ventures, partly offset by higher interest income.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the six months ended June 30, 2017 and 2016, as well as our consolidated capitalization and other consolidated selected financial data as at June 30, 2017 and December 31, 2016:

	Six months ended June 30,
	2017	2016
	(in millions)
Cash Flows
Net cash flows provided by operating activities	19,536	25,184
Net cash flows used in investing activities	(2,361)	(23,742)
Capital expenditures	5,727	20,032
Net cash flows used in financing activities	(22,592)	(24,370)
Net decrease in cash and cash equivalents	(5,145)	(23,069)
	June 30,	December 31,

	2017	2016

	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	160,241	151,759
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	14,826	33,273
Total interest-bearing financial liabilities	175,067	185,032
Total equity attributable to equity holders of PLDT	122,731	108,175

	297,798	293,207

Other Selected Financial Data
Total assets	465,804	475,119
Property and equipment	193,140	203,188
Cash and cash equivalents	33,577	38,722
Short-term investments	10,623	2,738

Our consolidated cash and cash equivalents and short-term investments totaled Php44,200 million as at June 30, 2017. Principal sources of consolidated cash and cash equivalents in the first half of 2017 were proceeds from availment of long-term debt of Php21,755 million, cash flows from operating activities amounting to Php19,536 million, proceeds from disposal of remaining Beacon shares of Php12,000 million, proceeds from issuance of perpetual notes of Php4,200 million, collection of receivable from Metro Pacific Investments Corporation, or MPIC, of Php2,001 million, proceeds from disposal of investments available-for-sale of Php1,000 million, interest received of Php601 million and dividends received of Php566 million. These funds were used principally for: (1) debt principal and interest payments of Php32,447 million and Php3,822 million, respectively; (2) net payment for purchase of short-term investments of Php7,801 million; (3) net reduction in capital expenditures under long-term financing of Php5,979 million; (4) cash dividend payments of Php6,093 million; (5) capital expenditures, including capitalized interest, of Php5,727 million; and (6) payment to VTI and Bow Arken of Php5,413 million and Php100 million additional funding to AFPI.

Our consolidated cash and cash equivalents and short-term investments totaled Php30,074 million as at June 30, 2016. Principal sources of consolidated cash and cash equivalents in the first half of 2016 were cash flows from operating activities amounting to Php25,184 million, proceeds from disposal of Beacon shares amounting to Php17,000 million, proceeds from availment of long-term debt of Php7,628 million, proceeds from disposal of property and equipment of Php1,319 million and interest received of Php499 million. These funds were used principally for: (1) capital expenditures, including capitalized interest, of Php20,032 million; (2) payment for purchase of investment in associates and joint ventures of Php16,951 million; (3) cash dividend payments of Php12,342 million; (4) debt principal and interest payments of Php10,948 million and Php3,385 million, respectively; (5) net reductions to capital expenditures under long-term financing of Php4,868 million; and (6) net payment for purchase of short-term investments of Php5,204 million.

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php5,648 million, or 22%, to Php19,536 million in the first half of 2017 from Php25,184 million in the same period in 2016, primarily due to higher level of settlement of accounts payable and other liabilities, and lower operating income, partially offset by higher collection efficiency, lower prepayments and inventories, lower pension contribution and lower corporate taxes paid.

Cash flows provided by operating activities of our wireless business decreased by Php1,549 million, or 12%, to Php10,973 million in the first half of 2017 from Php12,522 million in the same period in 2016, primarily due to higher level of settlement of accounts payable and other liabilities and lower operating income, partially offset by higher level of collection of receivables, lower prepayments and inventories, and lower corporate taxes paid. Cash flows provided by operating activities of our fixed line business decreased by Php3,961 million, or 30%, to Php9,241 million in the first half of 2017 from Php13,202 million in the same period in 2016, primarily due to higher level of settlement of accounts payable and other liabilities and higher inventories, partly offset by lower pension contribution and higher operating income. Cash flows used in operating activities of our other business increased by Php371 million to Php486 million in the first half in 2017 from Php115 million in the same period in 2016 mainly due to lower collection of receivables and higher settlement of accounts payable and other liabilities, partly offset by lower operating loss.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php2,361 million in the first half in 2017, a decrease of Php21,381 million, or 90%, from Php23,742 million in the same period in 2016, primarily due to the combined effects of the following: (1) lower capital expenditures by Php14,305 million; (2) lower net payment for purchase of investments in associates and joint ventures by Php11,438 million; (3) collection of receivables from MPIC of Php2,001 million in 2017; (4) proceeds from disposal of investments available-for-sale of Php1,000 million in 2017; (5) dividends received of Php566 million in 2017; (6) lower proceeds from disposal of property and equipment by Php898 million; (7) higher net payment for purchase of short-term investments by Php2,597 million; and (8) lower proceeds from disposal of remaining Beacon shares of Php5,000 million.

Our consolidated capital expenditures, including capitalized interest, in the first half of 2017 totaled Php5,727 million, a decrease of Php14,305 million, or 71%, as compared with Php20,032 million in the same period in 2016, primarily due to lower capital spending of Smart Group and PLDT. Smart Group’s capital spending, decreased by Php12,939 million, or 77%, to Php3,790 million in the first half in 2017 from Php16,729 million in the same period in 2016. Smart Group’s capex spending was primarily focused on expanding 3G, 4G and LTE coverage and reach, as well as capacity and service enhancements. PLDT’s capital spending decreased by Php840 million, or 36%, to Php1,496 million in the first half of 2017 from Php2,336 million in the same period in 2016. The capex spending was used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php22,592 million in the first half of 2017, a decrease of Php1,778 million, or 7%, from Php24,370 million in the same period in 2016, resulting largely from the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php14,127 million; (2) lower cash dividend payments by Php6,249 million; (3) proceeds from issuance of perpetual notes of Php4,200 million in 2017; (4) higher net settlement of capital expenditures under long-term financing by Php1,111 million; and (5) higher payments of long-term debt by Php21,499 million.

Debt Financing

Proceeds from availment of long-term debt for the six months ended June 30, 2017 amounted to Php21,755 million, mainly from PLDT’s drawings related to the financing of our capital expenditure requirements and refinancing of maturing loan obligations. Payments of principal and interest on our total debt amounted to Php32,447 million and Php3,822 million, respectively, for the six months ended June 30, 2017.

Our consolidated long-term debt decreased by Php9,965 million, or 5%, to Php175,067 million as at June 30, 2017 from Php185,032 million as at December 31, 2016, primarily due to debt amortizations and prepayments, partly offset by drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar. As at June 30, 2017, the long-term debt levels of PLDT and Smart decreased by 1% and 12% to Php109,081 million and Php65,986 million, respectively, as compared with Php109,867 million and Php74,851 million, respectively, as at December 31, 2016. DMPI loans, with a balance of Php314 million as at December 31, 2016, have been fully paid as at June 30, 2017.

On January 31, 2017, PLDT signed a US$25 million term loan facility with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and improvement and/or refinance existing indebtedness, the proceeds of which were utilized for service improvements and network expansion. The loan was fully drawn on March 30, 2017.

On April 18, 2017, Smart signed a Php1,500 million term loan facility with Philippine National Bank to refinance its existing term loans and/or partially finance capital expenditure requirements for service improvement and network expansion.

On May 24, 2017, PLDT signed a Php2,000 million term loan facility with Security Bank Corporation to finance its capital expenditure requirements for network expansion and improvement and/or refinance existing indebtedness, the proceeds of which were utilized for service improvements and network expansion. The loan was fully drawn on May 29, 2017.

On July 5, 2017, PLDT signed a Php3,500 million term loan facility with Land Bank of the Philippines, or LBP, to finance its capital expenditure requirements for network expansion and improvement and/or refinance existing indebtedness, the proceeds of which were utilized for service improvements and network expansion. The loan was fully drawn on July 10, 2017.

Approximately Php83,529 million principal amount of our consolidated outstanding long-term debt as at June 30, 2017 is scheduled to mature over the period from 2017 to 2021. Of this amount, Php47,958 million is attributable to PLDT and Php35,571 million to Smart.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at June 30, 2017 and 2016, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders from the earnings for the six months ended June 30, 2017 and 2016:

		Date		Amount
Earnings	Approved	Record	Payable		Per share		Total
					(in millions, except per share amount)
2017
Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00		6,050

Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	February 7, 2017	February 24, 2017	March 15, 2017	–		12
	May 12, 2017	May 26, 2017	June 15, 2017	–		12

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	–		3
	June 13, 2017	June 27, 2017	July 15, 2017	–		2
Charged to Retained Earnings						6,079

2016

Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00		12,315

Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 26, 2016	February 24, 2016	March 15, 2016	–		12
	May 3, 2016	May 24, 2016	June 15, 2016	–		12

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	–		3
	June 14, 2016	June 30, 2016	July 15, 2016	–		3
Charged to Retained Earnings						12,345

(1) Dividends were declared based on total amount paid up.

Our dividends declared after June 30, 2017 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Preferred Stock
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	August 10, 2017	August 25, 2017	September 15, 2017	–	12

Common Stock
Regular Dividend	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371

Charge to retained earnings					10,383

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php465,804 million as at June 30, 2017, a decrease of Php9,315 million from Php475,119 million as at December 31, 2016, primarily due to lower property and equipment, investments in associates and joint ventures, resulting from the sale of the remaining Beacon shares to MPIC, and cash and cash equivalents, partially offset by higher-short term investments, and trade and other receivables.

Our total liabilities amounted to Php342,785 million as at June 30, 2017, a decrease of Php23,797 million from Php366,582 million as at December 31, 2016 mainly due to lower interest-bearing financial liabilities of Php175,067 million as at June 30, 2017 from Php185,032 million as at December 31, 2016, combined with lower accounts payable and accrued capital expenditures under long-term financing.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rates and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in the first half in 2017 amounted to Php6,093 million as compared with Php12,342 million paid to shareholders in the same period in 2016.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at June 30, 2017 and 2016, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php7 million and Php6,788 million as at June 30, 2017 and December 31, 2016, respectively. These commitments will expire within one year. The commercial commitment in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at June 30 and March 31, 2017 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	June 30,	March 31,
	2017	2017
	(in millions)
Noncurrent Financial Assets
Investments in debt securities and other long-term investments – net of current portion	151	252
Advances and other noncurrent assets – net of current portion	13,602	8,966

Total noncurrent financial assets	13,753	9,218

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	144,098	151,142
Customers’ deposits	1,736	1,722
Deferred credits and other noncurrent liabilities	7,336	8,627

Total noncurrent financial liabilities	153,170	161,491

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the six months ended June 30, 2017 and the three months ended March 31, 2017:

	June 30,	March 31,
	2017	2017
	(in millions)
Profit and Loss
Interest income	611	309
Gains on derivative financial instruments – net	358	282
Accretion on financial liabilities	(122)	(60)
Interest on loans and other related items	(3,981)	(2,031)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(208)	(145)
Net gains (losses) available-for-sale financial investments – net of tax	1,435	(847)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the six months ended June 30, 2017 and 2016 were 3.1% and 1.3%, respectively. Moving forward, we currently expect inflation to rise following the impact of the Philippine peso depreciation on oil prices but to stay within the 2% to 4% target range of the Bangko Sentral ng Pilipinas.

PART II – OTHER INFORMATION

Subscription of PLDT Online in iflix Convertible Note

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75.5 million, in a new funding round led by Hearst Entertainment, one of America’s largest diversified media, information and services companies.  The convertible note was paid on August 8, 2017. The note is zero coupon, senior and unsubordinated, non-redeemable, transferable, and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

Department of Labor and Employment, or DOLE, Compliance Order to PLDT

PLDT received a Compliance Order dated July 3, 2017 from the National Capital Region Office of the DOLE asserting that PLDT and 48 of its third party service contractors (a) did not fully pay, and therefore are solidarily liable, to certain contract workers for various statutory monetary benefits, totaling approximately Php78.6 million; and (b) violated DOLE Order No. 18-A on contracting out, and therefore PLDT must issue regular employment positions to approximately 8,720 contractor workers.

On July 17, 2017, PLDT filed an Appeal with the DOLE Secretary contesting the conclusions set out in the Compliance Order. As at August 10, 2017, the Appeal has yet to be acted on by the Secretary of Labor.

Sale of PCEV’s Remaining Beacon Shares to MPIC

On June 13, 2017, PCEV entered into a Share Purchase Agreement with MPIC to sell its remaining 25% equity interest in Beacon, consisting of 646 million shares of common stock and 458 million shares of preferred stock, for a total consideration of Php21,800 million. MPIC settled a portion of the consideration amounting to Php12,000 million upon closing and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

Subsequent to the final divestment of Beacon shares to MPIC, PCEV ceased to have any direct interest in Beacon and any indirect interest in Meralco and in Global Power.

Decrease in Authorized Capital Stock and Amendment of the Articles of Incorporation of Mabuhay Investments Corporation, or MIC

On May 30, 2017, the Board of Directors of MIC approved the (a) reduction of MIC’s authorized capital stock from Php2,028 million divided into 20.280 million shares to Php1,602 million by decreasing the par value per share from Php100.00 to Php79.00, or the Decrease in Capital, and (b) the corresponding amendment to the Seventh Article of the Articles of Incorporation of MIC, or the Amendment of Articles. On the same date, the Decrease in Capital and Amendment of Articles were approved by the stockholders representing at least two thirds of the outstanding shares of MIC. The application for approval of the Decrease in Capital and Amendment of Articles was filed with the Philippine SEC on July 11, 2017 and remains pending as at August 10, 2017.

Sale of SPi Global by Asia Outsourcing Gamma Limited, or AOGL

On May 19, 2017, AOGL entered into a Sale and Purchase Agreement, or SPA, with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  Payment shall be on completion date, subject to certain conditions, as defined in the SPA.  AOGL is a wholly-owned subsidiary of Beta which is, in turn, owned 73.35% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 18.32% by PLDT through its indirect subsidiary, PGIC.

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted a legislative franchise to Smart under Republic Act (R.A.) No. 7294 to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes. R.A. 7294 took effect on April 15, 1992, which was 15 days from the date of its publication in at least two newspapers of general circulation in the Philippines.

On April 21, 2017, R.A. 10926, which effectively extends Smart’s franchise until 2042, was signed into law by the President of the Republic of the Philippines. The law was published in a newspaper of general circulation on May 4, 2017 and took effect on May 19, 2017, or 15 days after the said publication.

Issuance of Smart Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes, with issue dates of March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. Smart issued additional Php1,100 million perpetual notes under a new Notes Facility Agreement dated July 18, 2017.

Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with PAS 32, the notes are classified as part of equity in the financial statements of Smart. The notes are subordinated to and rank junior to all senior loans of Smart.

Smart paid distributions amounting to Php59 million for the six months ended June 30, 2017.

In the Matter of the Petition against the Philippine Competition Commission, or PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the SMC Transactions and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA, or the Court, issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction). On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the Court issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the Court’s Resolution dated August 26, 2016.   In a Resolution promulgated on October 19, 2016, the Court: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. On November 11, 2016, PLDT filed its Memorandum in compliance with the Court’s Resolution.

On February 17, 2017, the Court issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016 for lack of merit. The Court denied PLDT’s Motion to Cite the PCC in indirect contempt for being premature. In the same Resolution as well as in a separate Gag Order attached to the Resolution, the Court granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed the PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene, and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association. The Petition remains pending with the CA’s 12th Division for resolution.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions. The petition remains pending with the Supreme Court for resolution.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and upheld the validity of SEC Memorandum Circular No. 8, Series of 2013, dated May 20, 2013, or MC No. 8. In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions...”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated
November 22, 2016. On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at June 30, 2017:

			3160	6190	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Retail subscribers	19,037	8,196	866	236	9,739
Corporate subscribers	9,244	1,473	1,239	955	5,577
Foreign administrations	6,596	1,156	665	533	4,242
Domestic carriers	468	89	7	31	341
Dealers, agents and others	10,233	5,689	1,499	80	2,965

Total	45,578	16,603	4,276	1,835	22,864

Less: Allowance for doubtful accounts.	16,785
Total Receivables — net	28,793

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at June 30, 2017 and 2016:

	2017	2016
Current Ratio(1)	0.60:1.0	0.42:1.0
Net Debt to Equity Ratio(2)	1.07:1.0	1.14:1.0
Net Debt to EBITDA Ratio(3)	2:10:1.0	1.95:1.0
Total Debt to EBITDA Ratio(4)	2.80:1.0	2.41:1.0
Asset to Equity Ratio(5)	3.80:1.0	4.16:1.0
Interest Coverage Ratio(6)	4.35:1.0	3.77:1.0
Profit Margin(7)	21%	15%
Return on Assets(8)	5%	3%
Return on Equity(9)	21%	14%
EBITDA Margin(10)	42%	38%

(1) Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the 12 months average period.

(5) Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the period.

(7) Profit margin is derived by dividing net income for the period with total revenues for the period.

(8) Return on assets is measured as net income for the 12 months average period divided by average total assets.

(9) Return on Equity is measured as net income for the 12 months average period divided by average total equity attributable to equity holders of PLDT.

(10) EBITDA margin is measured as EBITDA for the period divided by service revenues for the period.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first half of 2017 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.
Signature and Title: /s/ Manuel V. Pangilinan

Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer
Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl A. Cabal-Revilla

June Cheryl A. Cabal-Revilla
Senior Vice President
(Principal Accounting Officer)
Date: August 10, 2017

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016 (AUDITED)
AND FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June 30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment (Notes 9 and 21)	193,140	203,188
Investments in associates and joint ventures (Note 10)	48,771	56,858
Available-for-sale financial investments (Notes 6, 11 and 27)	12,085	12,189
Investment in debt securities and other long-term investments – net of current portion (Note 12)	150	374
Investment properties (Notes 6 and 13)	1,890	1,890
Goodwill and intangible assets (Note 14)	69,938	70,280
Deferred income tax assets – net (Note 7)	26,129	27,348
Derivative financial assets – net of current portion (Note 27)	333	499
Prepayments – net of current portion (Note 18)	7,069	7,056
Advances and other noncurrent assets – net of current portion (Notes 24 and 27)	14,312	9,473

Total Noncurrent Assets	373,817	389,155

Current Assets
Cash and cash equivalents (Note 15)	33,577	38,722
Short-term investments (Note 27)	10,623	2,738
Trade and other receivables (Note 16)	28,793	24,436
Inventories and supplies (Note 17)	3,240	3,744
Current portion of derivative financial assets (Note 27)	271	242
Current portion of investment in debt securities and other long-term investments (Note 12)	353	326
Current portion of prepayments (Note 18)	6,925	7,505
Current portion of advances and other noncurrent assets (Notes 19 and 27)	8,205	8,251

Total Current Assets	91,987	85,964

TOTAL ASSETS	465,804	475,119

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8 and 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Notes 8 and 19)	1,093	1,093
Perpetual notes (Note 19)	4,200	–
Treasury stock (Notes 8 and 19)	(6,505)	(6,505)
Capital in excess of par value (Note 19)	130,361	130,488
Retained earnings (Note 19)	14,299	3,483
Other comprehensive loss (Note 6)	(21,227)	(20,894)
Total Equity Attributable to Equity Holders of PLDT (Note 27)	122,731	108,175
Noncontrolling interests (Note 6)	288	362

TOTAL EQUITY	123,019	108,537

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at June 30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 20 and 24)	160,241	151,759
Deferred income tax liabilities – net (Note 7)	3,374	3,567
Derivative financial liabilities – net of current portion (Note 27)	33	2
Customers’ deposits (Note 27)	2,433	2,431
Pension and other employee benefits (Note 25)	12,096	11,206
Deferred credits and other noncurrent liabilities (Note 21)	10,113	15,604

Total Noncurrent Liabilities	188,290	184,569

Current Liabilities
Accounts payable (Note 22)	45,182	52,950
Accrued expenses and other current liabilities (Note 23)	90,268	92,219
Current portion of interest-bearing financial liabilities (Note 20)	14,826	33,273
Provision for claims and assessments (Note 26)	897	897
Dividends payable (Notes 19 and 27)	1,656	1,544
Current portion of derivative financial liabilities (Note 27)	104	225
Income tax payable (Note 7)	1,562	905

Total Current Liabilities	154,495	182,013
TOTAL LIABILITIES	342,785	366,582

TOTAL EQUITY AND LIABILITIES	465,804	475,119

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Six Months Ended June 30, 2017 and 2016
(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)
REVENUES
Service revenues	75,383	80,604	37,682	40,006
Non-service revenues (Note 5)	3,632	4,680	2,145	2,499

	79,015	85,284	39,827	42,505

EXPENSES
Depreciation and amortization (Note 9)	15,329	14,575	7,779	7,417
Compensation and employee benefits (Notes 5 and 25)	12,425	10,064	6,938	4,833
Repairs and maintenance (Notes 13, 17 and 24)	6,611	7,593	3,451	3,922
Professional and other contracted services (Note 24)	5,604	4,373	2,906	2,199
Cost of sales (Notes 5, 17 and 24)	5,154	10,645	2,508	5,519
Interconnection costs	4,153	4,834	2,062	2,398
Rent (Note 24)	3,525	3,411	1,695	1,741
Selling and promotions (Note 24)	2,982	4,247	1,474	2,529
Asset impairment (Note 5)	2,248	4,963	1,197	3,318
Taxes and licenses (Note 26)	1,939	2,073	968	751
Insurance and security services (Note 24)	776	914	314	451
Cost of services	599	190	290	83
Communication, training and travel (Note 24)	589	654	285	353
Amortization of intangible assets (Note 14)	412	544	207	272
Other expenses	400	566	196	257

	62,746	69,646	32,270	36,043

	16,269	15,638	7,557	6,462

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Note 10)	1,149	935	956	298
Interest income (Notes 5 and 15)	611	472	302	217
Gains (losses) on derivative financial instruments – net (Note 27)	358	(178)	76	319
Foreign exchange gains (losses) – net (Notes 9 and 27)	(479)	77	(82)	(893)
Financing costs – net (Note 5)	(3,799)	(3,620)	(1,899)	(1,816)
Other income – net (Notes 11 and 13)	6,628	3,808	6,571	3,583

	4,468	1,494	5,924	1,708

INCOME BEFORE INCOME TAX	20,737	17,132	13,481	8,170
PROVISION FOR INCOME TAX (Note 7)	4,176	4,646	1,889	1,917

NET INCOME	16,561	12,486	11,592	6,253

ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	16,518	12,463	11,567	6,246
Noncontrolling interests (Note 8)	43	23	25	7

	16,561	12,486	11,592	6,253

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	76.32	57.55	53.48	28.84
Diluted	76.32	57.55	53.48	28.84

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2017 and 2016
(in million pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)
NET INCOME	16,561	12,486	11,592	6,253
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains on available-for-sale financial investments:	1,435	5	2,282	7
Impairment recognized in profit or loss (Note 11)	540	5,382	–	3,799
Unrealized gains (losses) from changes in fair value recognized during the period (Note 11)	895	(5,377)	2,281	(3,792)
Income tax related to fair value adjustments charged directly to equity (Note 7)	–	–	1	–
Foreign currency translation differences of subsidiaries	24	(32)	11	10
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	(70)	198	(28)	198
Net transactions on cash flow hedges:	(208)	(328)	(76)	(69)
Net fair value losses on cash flow hedges (Note 27)	(238)	(457)	(93)	(67)
Income tax related to fair value adjustments charged directly to equity (Note 7)	30	129	17	(2)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	1,181	(157)	2,189	146

Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	194	–	(22)	–
Revaluation increment on investment properties:	(1)	(1)	(1)	(1)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(1)	(1)	–	–
Income tax related to revaluation increment charged directly to equity (Note 7)	–	–	(1)	(1)
Actuarial losses on defined benefit obligations:	(1,265)	(2,119)	(878)	(246)
Remeasurement in actuarial losses on defined benefit obligations	(1,796)	(3,036)	(1,247)	(354)
Income tax related to remeasurement adjustments (Note 7)	531	917	369	108

Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(1,072)	(2,120)	(901)	(247)

Total Other Comprehensive Income (Loss) – Net of Tax	109	(2,277)	1,288	(101)

TOTAL COMPREHENSIVE INCOME	16,670	10,209	12,880	6,152

ATTRIBUTABLE TO:
Equity holders of PLDT	16,621	10,196	12,851	6,151
Noncontrolling interests	49	13	29	1

	16,670	10,209	12,880	6,152

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2017 and 2016
(in million pesos)

								Total Equity
						Other		Attributable to
		Common		Capital in Excess of		Comprehensive		Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Loss	Perpetual Notes	of PLDT	Interests	Equity
Balances as at January 1, 2017	510	1,093	(6,505)	130,488	3,483	(20,894)	–	108,175	362	108,537
Total comprehensive income (loss):	–	–	–	–	16,954	(333)	–	16,621	49	16,670
Net income (Note 8)	–	–	–	–	16,518	–	–	16,518	43	16,561
Other comprehensive income (loss) (Note 6)	–	–	–	–	436	(333)	–	103	6	109
Cash dividends (Note 19)	–	–	–	–	(6,079)	–	–	(6,079)	(33)	(6,112)
Perpetual notes (Note 19)	–	–	–	–	–	–	4,200	4,200	–	4,200
Distribution charges on perpetual notes (Note 19)	–	–	–	–	(59)	–	–	(59)	–	(59)
Equity reserves	–	–	–	(127)	–	–	–	(127)	–	(127)
Acquisition and dilution of noncontrolling interests	–	–	–	–	–	–	–	–	(90)	(90)
Balances as at June 30, 2017 (Unaudited)	510	1,093	(6,505)	130,361	14,299	(21,227)	4,200	122,731	288	123,019

Balances as at January 1, 2016	510	1,093	(6,505)	130,517	6,195	(18,202)	–	113,608	290	113,898
Total comprehensive income (loss):	–	–	–	–	12,706	(2,510)	–	10,196	13	10,209
Net income (Note 8)	–	–	–	–	12,463	–	–	12,463	23	12,486
Other comprehensive income (loss) (Note 6)	–	–	–	–	243	(2,510)	–	(2,267)	(10)	(2,277)
Cash dividends (Note 19)	–	–	–	–	(12,345)	–	–	(12,345)	(20)	(12,365)
Acquisition and dilution of noncontrolling interests	–	–	–	(14)	–	–	–	(14)	(1)	(15)

Balances as at June 30, 2016 (Unaudited)	510	1,093	(6,505)	130,503	6,556	(20,712)	–	111,445	282	111,727

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2017 and 2016
(in million pesos)

	2017		2016
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	20,737		17,132
Adjustments for:
Depreciation and amortization (Note 9)	15,329		14,575
Interest on loans and other related items – net (Note 5)	3,574		3,449
Asset impairment (Note 5)	2,248		4,963
Pension benefit costs (Notes 5 and 25)	946	9	836
Impairment of investments (Note 11)	778		5,381
Foreign exchange losses (gains) – net (Notes 9 and 27)	479		(77)
Amortization of intangible assets (Note 14)	412		545
Accretion on financial liabilities – net (Note 5)	122		127
Losses (gains) on disposal of property and equipment (Note 9)	20		(903)
Losses (gains) on derivative financial instruments – net (Note 27)	(358)		178
Interest income (Note 5)	(611)		(472)
Equity share in net earnings of associates and joint ventures (Note 10)	(1,149)		(935)
Gain on disposal of investment in associates and joint ventures	(6,614)		(7,800)
Others	(1,009)		81

Operating income before changes in assets and liabilities	34,904		37,080
Decrease (increase) in:
Trade and other receivables	(3,420)		(7,611)
Inventories and supplies	214		(1,569)
Prepayments	690		(2,289)
Advances and other noncurrent assets	38		(46)
Increase (decrease) in:
Accounts payable	(7,694)		6,088
Accrued expenses and other current liabilities	(1,477)		849
Pension and other employee benefits	(1,816)		(3,238)
Customers’ deposits	2		(3)
Other noncurrent liabilities	23		19

Net cash flows generated from operations	21,464		29,280
Income taxes paid	(1,928)		(4,096)

Net cash flows from operating activities	19,536		25,184

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	601		499
Dividends received (Note 10)	566		–
Proceeds from:
Disposal of investments in associates and joint ventures	12,000		17,000
Maturity of short-term investments	5,757		1,557
Collection of notes receivable	2,001		–
Disposal of available-for-sale financial investments	1,000		–
Disposal of property and equipment (Note 9)	421		1,319
Redemption of investment in debt securities	200		–
Payments for:
Acquisition of intangible assets (Note 14)	(69)		(164)
Interest paid – capitalized to property and equipment (Note 9)	(407)		(223)
Purchase of investments in associates and joint ventures (Note 10)	(5,513)		(16,951)
Purchase of short-term investments	(13,558)		(6,761)
Purchase of shares of noncontrolling interests – net of cash acquired	–		(12)
Additions to property and equipment (Note 9)	(5,320)		(19,809)
Cash from deconsolidated subsidiaries	–		(141)
Increase in advances and other noncurrent assets	(40)		(56)

Net cash flows used in investing activities	(2,361)		(23,742)

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Six Months Ended June 30, 2017 and 2016
(in million pesos)

	2017	2016
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	21,755	7,628
Issuance of perpetual notes (Note 19)	4,200	–
Derivative financial instruments (Note 27)	11	–
Payments for:
Distribution charges on perpetual notes (Note 19)	(59)	–
Debt issuance costs (Note 20)	(158)	(97)
Interest – net of capitalized portion (Notes 5 and 20)	(3,822)	(3,385)
Long-term financing for capital expenditures	(5,979)	(4,868)
Cash dividends (Note 19)	(6,093)	(12,342)
Long-term debt (Note 20)	(32,447)	(10,948)
Obligations under finance leases	–	(1)
Derivative financial instruments (Note 27)	–	(357)

Net cash flows used in financing activities	(22,592)	(24,370)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	272	(141)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,145)	(23,069)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 15)	38,722	46,455

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 15)	33,577	23,386

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of             shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at June 30, 2017.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT             shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at June 30, 2017. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common             shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at June 30, 2017, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at June 30, 2017. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 30.8 million ADSs outstanding as at June 30, 2017.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders of PLDT, respectively, approved the following actions:  (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine Securities and Exchange Commission, or Philippine SEC.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation. On November 14, 2016, the Amended By-Laws of the Company containing the aforementioned amendments was approved by the Philippine SEC.

2. Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at June 30, 2017 and December 31, 2016:

			June 30,
			2017		December 31, 2016
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI,		Internet broadband distribution
and Subsidiary	Philippines	services	–	100.0	–	100.0
Primeworld Digital Systems, Inc.,		Internet broadband distribution
or PDSI	Philippines	services	–	100.0	–	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	–	100.0	–	100.0
Far East Capital Limited, or FECL,	Cayman Islands	Cost effective offshore financing	–	100.0	–	100.0
and Subsidiary, or FECL Group		and risk management activities for
		Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource	Philippines	Cellular mobile services	–	100.0	–	100.0
Enterprise, or CURE
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka,	British Virgin	Content provider, mobile	–	100.0	–	100.0
and Subsidiaries, or Chikka Group	Islands	applications development and
		services
Voyager Innovations, Inc., or	Philippines	Mobile applications and digital	–	100.0	–	100.0
Voyager		platforms developer
eInnovations Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or eInnovations:
Takatack Holdings Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
Takatack Holdings
Takatack Technologies Pte.	Singapore	Development and maintenance of	–	100.0	–	100.0
Ltd., or Takatack Technologies		IT-based solutions for
		communications and e-Commerce
		platforms
Takatack Malaysia Sdn. Bhd., or	Malaysia	Development, maintenance and support	–	100.0	–	100.0
Takatack Malaysia(a)		services to enable the digital
		commerce ecosystem
iCommerce Investments Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
iCommerce
Voyager Fintech Ventures Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or Fintech Ventures (formerly eInnovations Ventures Pte. Ltd. or eVentures)(b)
Fintqnologies Corporation,	Philippines	Development of financial technology	–	100.0	–	100.0
or FINTQ(c)		innovations
Fintq Inventures Insurance	Philippines	Insurance company	–	100.0	–	100.0
Agency Corporation(d)
ePay Investments Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or ePay
PayMaya Philippines, Inc.	Philippines	Provide and market certain mobile	–	100.0	–	100.0
or PayMaya		payment services
PayMaya Operations	Philippines	Market, sell and distribute payment	–	100.0	–	100.0
Philippines, Inc., or		solutions and other related services
PayMaya Ops
3rd Brand Pte. Ltd., or		Solutions and systems integration
3rd Brand	Singapore	services	–	85.0	–	85.0

Wifun, Inc., or Wifun(e)	Philippines	Software developer and selling of	–	100.0	–	100.0
		WiFi access equipment
Telesat, Inc.(f)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite	Philippines	Satellite information and messaging	88.5	11.5	88.5	11.5
Corporation, or ACeS Philippines		services
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and	British Virgin
Subsidiaries	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(f)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and	Philippines	Telecommunications services	100.0	–	100.0	–
Subsidiaries, or Philcom Group
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and	100.0	–	100.0	–
		solutions; intelligent data
		processing and implementation
		services and data analytics insight
		generation
ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
IP Converge Data Services, Inc.,	Philippines	Information and communications	–	100.0	–	100.0
or IPCDSI, and Subsidiary, or IPCDSI Group		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	–	100.0	–	100.0
ABM Global Solutions, Inc., or AGS, and	Philippines	Internet-based purchasing, IT	–	100.0	–	100.0
Subsidiaries, or AGS Group		consulting and professional services
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc.(g)	Philippines	Gaming support services	–	57.5	–	57.5
Digitel:	Philippines	Telecommunications services	99.6	–	99.6	–
Digitel Information Technology Services,	Philippines	Internet services	–	99.6	–	99.6
Inc.(f)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	98.0	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure	75.0	–	75.0	–
		and related VAS
Pacific Global One Aviation Company, Inc.,	Philippines	Air transportation business	65.0	–	65.0	–
or PG1
Pilipinas Global Network Limited,	British Virgin	Internal distributor of Filipino	64.6	–	64.6	–
or PGNL, and Subsidiaries	Islands	channels and content
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	–	100.0	–
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	–	100.0	–
Mabuhay Investments Corporation,	Philippines	Investment company	67.0	–	67.0	–
or MIC(f)
PLDT Global Investments Corporation,	British Virgin	Investment company	–	100.0	–	100.0
or PGIC	Islands
PLDT Communications and Energy Ventures,	Philippines	Investment company	–	99.9	–	99.9
Inc., or PCEV

(a)	On April 12, 2016, Takatack Malaysia was incorporated in Malaysia to provide development, maintenance and support services and sales and marketing to enable the entire digital commerce ecosystem in favor of consumers, merchants, service providers and other third parties.

(b)	On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures Pte. Ltd.

(c)	On April 27, 2016, Voyager incorporated its financial technology unit FINTQ to focus on customer-centric, demand-driven and mobile-first financial technology platforms that enable banks and non-banks in offering their respective customer base seamless digital access to loans, savings, insurance, disbursements, payments, anti-fraud and card control services, among others. Its key thrust is to promote inclusive growth and financial inclusion leveraging on digital and mobile technologies in emerging markets.

(d)	On December 19, 2016, Fintq Inventures Insurance Agency Corporation was incorporated in the Philippines to engage in business as an insurance agent for the distribution, marketing and sale of insurance products such as life, non-life, accident and health insurance and pre-need projects and services.

(e)	On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares of Wifun for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

(f)	Ceased commercial operations.

(g)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at August 10, 2017, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

Agreement between PLDT Capital and Gohopscotch, Inc., or Hopscotch

On April 15, 2016, PLDT Capital and Hopscotch entered into an agreement to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia through Gohopscotch Southeast Asia Pte. Ltd., a Singapore company incorporated on March 1, 2016, of which PLDT Capital and Hopscotch own 90% and 10% of the equity interests, respectively. The Hopscotch mobile-platform technology allows for the rapid development of custom mobile applications for sports teams, live events, and brands to create a memorable and monetizable fan experience and also increase mobile advertising revenue. As a vehicle to execute the agreement, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

Transfer of DMPI’s Sun Postpaid Cellular and Broadband Subscription Assets to Smart

On August 1, 2016, the Board of Directors of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid cellular and broadband subscribers. The transfer is in accordance with the integration of the wireless business to simplify business operations, as well as to provide flexibility in offering new bundled/converged products and enhanced customer experience. The transfer was completed on November 1, 2016, after which only its prepaid cellular business remains with DMPI.

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted a legislative franchise to Smart under Republic Act No. 7294, or R.A. 7294, to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes. R.A. 7294 took effect on April 15, 1992, which was 15 days from the date of its publication in at least two newspapers of general circulation in the Philippines.

On April 21, 2017, Republic Act No. 10926, which effectively extends Smart’s franchise until 2042, was signed into law by the President of the Republic of the Philippines. The law was published in a newspaper of general circulation on May 4, 2017 and took effect on May 19, 2017, or 15 days after the said publication.

Decrease in Authorized Capital Stock and Amendment of the Articles of Incorporation of MIC

On May 30, 2017, the Board of Directors of MIC approved the (a) reduction of MPIC’s authorized capital stock from Php2,028 million divided into 20 million shares to Php1,602 million by decreasing the par value per share from Php100.00 to Php79.00, or the Decrease in Capital, and (b) the corresponding amendment to the Seventh Article of the Articles of Incorporation of MIC, or the Amendment of Articles. On the same date, the Decrease in Capital and Amendment of Articles were approved by the stockholders representing at least two thirds of the outstanding shares of MIC. The application for approval of the Decrease in Capital and Amendment of Articles was filed with the Philippine SEC on July 11, 2017 and remains pending as at August 10, 2017.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the PLDT Group has adopted the following new accounting pronouncements starting January 1, 2017. The adoption of these pronouncements did not have any significant impact on the PLDT Group’s financial position or performance.

Amendments to PFRS 12, Clarification of the Scope of the Standard (Part of Annual Improvements to PFRSs 2014 — 2016 Cycle)
Amendments to PAS 7, Statement of Cash Flows, Disclosure Initiative
Amendments to PAS 12, Income Taxes, Recognition of Deferred Tax Assets for Unrealized Losses

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control nor joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in the consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

Expected to be realized or intended to be sold or consumed in the normal operating cycle;
Held primarily for the purpose of trading;
Expected to be realized within twelve months after the reporting period; or
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

It is expected to be settled in the normal operating cycle;
It is held primarily for the purpose of trading;
It is due to be settled within twelve months after the reporting period; or
There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, Digitel Capital Philippines Ltd., or DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singapore dollar; the functional currency of Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, is the Chinese renminbi; the functional currency of AGS Malaysia and Takatack Malaysia, is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39, Financial Instruments: Recognition and Measurement, are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each reporting date.

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by PAS 39. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income (expenses) – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income (expenses) – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial assets is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Our financial assets at FVPL include certain short-term investments and derivative financial assets as at June 30, 2017 and December 31, 2016. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. After initial measurement, such financial assets are carried at amortized cost using the effective interest rate, or EIR, method less impairment. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, certain short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at June 30, 2017 and December 31, 2016. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at June 30, 2017 and December 31, 2016. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at June 30, 2017 and December 31, 2016. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by PAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial liabilities is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at June 30, 2017 and December 31, 2016. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities (except for statutory payables), interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at June 30, 2017 and December 31, 2016. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Subscribers are permanently disconnected after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, payment history and status of the account.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If available-for-sale equity security is impaired, any further decline in the fair value at subsequent reporting date is recognized as impairment. Therefore, at each reporting period, for an equity security that was determined to be impaired, additional impairments are recognized for the difference between fair value and the original cost, less any previously recognized impairment. Impairment losses on equity investments are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement and a long-term principal only-currency swap agreement to hedge our interest rate exposure and our foreign exchange exposure, respectively, on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 9 – Property and Equipment and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Internally generated intangibles are not capitalized and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments and certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in
Note 27 – Financial Assets and Liabilities. The fair values of investment properties are disclosed in
Note 13 – Investment Properties.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
(i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
(iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun and Infinity brands, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, TNT, SmartBro and Sun Broadband brands. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Non-recurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Value-Added Services, or VAS

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services, and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to retailers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements, which involve bundled sales of mobile devices, SIM cards/packs and accessories (non-service component) and telecommunication services (service component), the total arrangement consideration is allocated to each component based on their relative fair value to reflect the substance of the transaction. Revenues from the sale of non-service component are recognized when the goods are delivered while revenues from telecommunication services component are recognized when the services are provided to subscribers. When fair value is not directly observable, the total consideration is allocated using residual method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service are performed.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

Service cost;
Net interest on the net defined benefit asset or obligation; and
Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRSs.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective. Except for Philippine Financial Reporting Standards, or PFRS, 9, Financial Instruments, PFRS 15, Revenue from Contracts with Customers, and PFRS 16, Leases, as discussed further below, we do not expect the adoption of these standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2018

Amendments to PFRS 2, Share-based Payment, Classification and Measurement of Share-based Payment Transactions
Amendments to PFRS 4, Insurance Contracts, Applying PFRS 9, Financial Instruments, with PFRS 4
Amendments to PAS 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to PFRSs 2014 — 2016 Cycle)
Amendments to PAS 40, Investment Property, Transfers of Investment Property
Philippine Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration

PFRS 15, Revenue from Contracts with Customers

PFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under PFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in PFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under PFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of adopting this standard.

PFRS 9, Financial Instruments

The standard reflects all phases of the financial instruments project and replaces PAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of PFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. PFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. Early application of previous versions of PFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. We did not early adopt PFRS 9.

The adoption of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will have no significant impact on the classification and measurement of our financial liabilities. The adoption will also have an effect on our application of hedge accounting and on the amount of credit losses on financial assets. We are currently assessing the impact of adopting this standard.

Effective beginning on or after January 1, 2019

PFRS 16, Leases

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with PAS 17, Leases. Rather, lessees will apply the single-asset model. Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss. Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under PAS 17. Lessors, however, will be required to disclose more information in their financial statements, particularly on the risk exposure to residual value.

Entities may early adopt PFRS 16 but not before an entity applies PFRS 15. When adopting PFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs. We are currently assessing the impact of adopting this standard.

Deferred effectivity

Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Sale of Contribution of Assets between an Investor and Its Associate or Joint Venture

3. Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17. Total lease expense amounted to Php3,525 million and Php3,411 million for the six months ended June 30, 2017 and 2016, respectively. Total finance lease obligations amounted to nil as at June 30, 2017 and December 31, 2016. See Note 2 – Summary of Significant Accounting Policies, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,655 million and Php12,647 million as at June 30, 2017 and December 31, 2016, respectively. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard. See Note 10 – Investments in Associates and Joint Ventures. The investments in Phunware and AppCard allow PLDT Capital to designate one director to the five-seat board of each of Phunware and AppCard for as long as PLDT Capital beneficially owns a specified percentage of Phunware or AppCard shares, as applicable.

Based on our judgment, at the PLDT Group Level, PLDT Capital’s investments in preferred             shares give PLDT a significant influence over Phunware and AppCard as evidenced by the board seats assigned to us. This gives us the authority to participate in the financial and operating policy decisions of Phunware and AppCard but neither control nor joint control of those policies. Hence, the investments are accounted for as investment in associates.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare. See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures. Based on the Memorandum of Agreement, each of PLDT and Globe Telecom, Inc., or Globe, has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28, Investment in Associates and Joint Ventures.

Impairment of available-for-sale equity investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the continuing decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, is considered significant as the cumulative net losses from changes in fair value represents more than 20% decline in value below cost. As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million and Php10,505 million as at June 30, 2017 and December 31, 2016, respectively. Impairment loss charged in our consolidated income statement amounted to Php540 million and Php5,381 million for the six months ended June 30, 2017 and 2016, respectively. See related discussion on Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the CGUs to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

There were no asset impairment recognized on noncurrent assets for the six months ended June 30, 2017 and 2016, respectively.

See Note 4 – Operating Segment Information and Note 5 – Income and Expenses – Asset Impairment.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease our property and equipment.

The total depreciation and amortization of property and equipment amounted to Php15,329 million and Php14,575 million for the six months ended June 30, 2017 and 2016, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php193,140 million and Php203,188 million as at June 30, 2017 and December 31, 2016, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php412 million and Php544 million for the six months ended June 30, 2017 and 2016, respectively. Total carrying values of intangible assets with finite lives amounted to Php4,054 million and Php4,396 million as at June 30, 2017 and December 31, 2016, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php6,420 million and Php5,829 million as at June 30, 2017 and December 31, 2016, respectively. Total consolidated provision from deferred income tax amounted to Php1,674 million and Php1,089 million for the six months ended June 30, 2017 and 2016, respectively. Total consolidated recognized net deferred income tax assets amounted to Php26,129 million and Php27,348 million as at June 30, 2017 and December 31, 2016, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,722 million and Php4,334 million for the six months ended June 30, 2017 and 2016, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php28,793 million and Php24,436 million as at June 30, 2017 and December 31, 2016, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth, operating margin, capital expenditures, discount rates and terminal growth rates. See Note 25 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php946 million and Php836 million for the six months ended June 30, 2017 and 2016, respectively. The prepaid benefit costs amounted to Php243 million and Php261 million as at June 30, 2017 and December 31, 2016, respectively. The accrued benefit costs amounted to Php12,096 million and Php11,206 million as at June 30, 2017 and December 31, 2016, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,597 million and Php1,582 million as at June 30, 2017 and December 31, 2016, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at June 30, 2017 amounted to Php13,753 million and Php153,170 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively. See Note 27 – Financial Assets and Liabilities.

4. Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

Wireless – wireless telecommunications services provided by Smart and DMPI, a wholly-owned subsidiary of Digitel, our mobile service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation through Talas; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with net income in our consolidated financial statements.

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the year is measured as EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the six months ended June 30, 2017 and 2016 and as at June 30, 2017 and December 31, 2016 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
June 30, 2017 (Unaudited)
Revenues
External customers	46,014	33,001	–	–	79,015
Service revenues	44,207	31,176	–	–	75,383
Non-service revenues	1,807	1,825	–	–	3,632
Inter-segment transactions	651	5,657	–	(6,308)	–
Service revenues	651	5,657	–	(6,308)	–
Total revenues	46,665	38,658	–	(6,308)	79,015

Results
Depreciation and amortization	9,025	6,304	–	–	15,329
Asset impairment	1,575	673	–	–	2,248
Impairment of investments	439	(201)	540	–	778
Equity share in net earnings (losses) of associates and joint ventures	(66)	94	1,121	–	1,149
Interest income	142	370	221	(122)	611
Financing costs – net	1,269	2,555	97	(122)	3,799
Provision for income tax	2,189	1,934	53	–	4,176
Net income (loss) / Segment profit (loss)	4,306	5,372	7,122	(239)	16,561
EBITDA	17,062	14,164	(13)	797	32,010
EBITDA margin	38%	38%	–	–	42%
Core income	4,775	5,050	7,841	(239)	17,427
Assets and liabilities
Operating assets	214,795	187,162	43,482	(54,535)	390,904
Investments in associates and joint ventures	1,539	46,532	700	–	48,771
Deferred income tax assets – net	13,425	12,704	–	–	26,129
Total assets	229,759	246,398	44,182	(54,535)	465,804

Operating liabilities	153,194	195,014	12,767	(21,564)	339,411
Deferred income tax liabilities – net	2,787	297	290	–	3,374
Total liabilities	155,981	195,311	13,057	(21,564)	342,785

Other segment information
Capital expenditures, including capitalized interest	3,808	1,919	–	–	5,727
June 30, 2016 (Unaudited)
Revenues
External customers	54,730	30,554	–	–	85,284
Service revenues	51,997	28,607	–	–	80,604
Non-service revenues	2,733	1,947	–	–	4,680
Inter-segment transactions	744	5,383	–	(6,127)	–
Service revenues	744	5,382	–	(6,126)	–
Non-service revenues	–	1	–	(1)	–

Total revenues	55,474	35,937	–	(6,127)	85,284

Results
Depreciation and amortization	8,206	6,369	–	–	14,575
Asset impairment	4,282	681	–	–	4,963
Impairment of investments	–	–	5,381	–	5,381
Equity share in net earnings (losses) of associates and joint ventures	(209)	(89)	1,233	–	935
Interest income	160	356	73	(117)	472
Financing costs – net	1,244	2,399	94	(117)	3,620
Provision for income tax	2,797	1,832	17	–	4,646
Net income / Segment profit	4,808	4,509	3,169	–	12,486
EBITDA	16,886	13,168	(21)	725	30,758
EBITDA margin	32%	39%	–	–	38%
Core income	4,724	4,464	8,512	–	17,700
December 31, 2016 (Audited)
Assets and liabilities
Operating assets	217,964	183,533	22,804	(33,388)	390,913
Investments in associates and joint ventures	1,945	40,874	14,039	–	56,858
Deferred income tax assets – net	13,985	13,363	–	–	27,348

Total assets	233,894	237,770	36,843	(33,388)	475,119

Operating liabilities	161,480	203,777	12,637	(14,879)	363,015
Deferred income tax liabilities – net	2,923	384	260	–	3,567

Total liabilities	164,403	204,161	12,897	(14,879)	366,582

Other segment information
Capital expenditures, including capitalized interest	16,792	3,240	–	–	20,032

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the six months ended June 30, 2017 and 2016:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
EBITDA	32,010	30,758
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	1,149	935
Interest income	611	472
Gains (losses) on derivative financial instruments – net	358	(178)
Amortization of intangible assets	(412)	(544)
Foreign exchange gains (losses) – net	(479)	77
Financing costs – net	(3,799)	(3,620)
Provision for income tax	(4,176)	(4,646)
Depreciation and amortization	(15,329)	(14,575)
Asset impairment	–	(1)
Other income – net	6,628	3,808

Total adjustments	(15,449)	(18,272)

Consolidated net income	16,561	12,486

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the six months ended June 30, 2017 and 2016:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Consolidated core income	17,427	17,700
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	498	89
Net income attributable to noncontrolling interests	43	23
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(67)	13
Net tax effect of aforementioned adjustments	(83)	(34)
Foreign exchange gains (losses) – net	(479)	77
Impairment of investments	(778)	(5,381)
Asset impairment	–	(1)
Total adjustments	(866)	(5,214)

Consolidated net income	16,561	12,486

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the six months ended June 30, 2017 and 2016:

	June 30,
	2017		2016
	Basic	Diluted	Basic	Diluted
		(Unaudited)
Consolidated core EPS	80.53	80.53	81.78	81.78
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	1.61	1.61	0.31	0.31
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	(0.31)	(0.31)	0.06	0.06
Foreign exchange gains (losses) – net	(1.91)	(1.91)	0.31	0.31
Asset impairment	(3.60)	(3.60)	(24.91)	(24.91)

Total adjustments	(4.21)	(4.21)	(24.23)	(24.23)

Consolidated EPS attributable to common equity holders of PLDT	76.32	76.32	57.55	57.55

The following table presents our revenues from external customers by category of products and services for the six months ended June 30, 2017 and 2016:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	42,062	50,110
Home broadband	1,261	1,349
Digital platforms and mobile financial services	634	191
MVNO and others	250	347

	44,207	51,997
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	1,807	2,733

Total wireless revenues	46,014	54,730

Fixed line services
Service revenues:
Voice	12,571	12,738
Data	18,085	15,454
Miscellaneous	520	415

	31,176	28,607
Non-service revenues:
Sale of computers, phone units and SIM cards	1,320	1,480
Point-product-sales	505	467

	1,825	1,947

Total fixed line revenues	33,001	30,554

Total revenues	79,015	85,284

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the six months ended June 30, 2017 and 2016.

5. Income and Expenses

Non-service Revenues

Non-service revenues for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	3,127	4,213
Point-product-sales	505	467

Total non-service revenues	3,632	4,680

Compensation and Employee Benefits

Compensation and employee benefits for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits		9,890	8,958
Manpower rightsizing program, or MRP		1,589	270
Pension benefit costs (Note 25)		946	836
Total compensation and employee benefits		12,425	10,064

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems		4,709	10,229
Cost of point-product-sales		445	416
Total cost of sales		5,154	10,645

Asset Impairment

Asset impairment for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 16 and 27)		1,722	4,334
Inventories and supplies (Note 17)		526	628
Property and equipment (Note 9)		–	1
Total asset impairment		2,248	4,963

Interest Income

Interest income for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Interest income on loans and receivables		605	441
Interest income on HTM investments (Note 12)		6	18
Interest income on FVPL		–	13

Total interest income (Notes 12 and 15)		611	472

Financing Costs – net

Financing costs – net for the six months ended June 30, 2017 and 2016 consist of the following:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)		3,981	3,672
Accretion on financial liabilities (Notes 20 and 27)		122	127
Financing charges		103	44
Capitalized interest (Note 9)		(407)	(223)

Total financing costs – net (Notes 9, 20 and 27)		3,799	3,620

6. Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the six months ended June 30, 2017 and 2016 are as follows:

						Share in the other
						comprehensive
						income of
	Foreign	Net gains on		Revaluation		associates and	Total other
	currency	available-for-sale	Net	increment on	Actuarial losses	joint ventures	comprehensive loss
	translation	financial	transactions	investment	on defined	accounted for	attributable	Share of	Total other
	differences of	investments	on cash flow hedges	properties	benefit plans	using the equity	to equity holders	noncontrolling	comprehensive loss
	subsidiaries	– net of tax	– net of tax	– net of tax	– net of tax	method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2017	608	936	7	619	(23,376)	312	(20,894)	7	(20,887)
Other comprehensive income (loss)	18	1,435	(208)	(1)	(1,265)	124	103	6	109
Recycled to retained earnings	–	–	–	–	–	(436)	(436)	–	(436)
Balances as at June 30, 2017 (Unaudited)	626	2,371	(201)	618	(24,641)	–	(21,227)	13	(21,214)

Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)
Other comprehensive income (loss)	(22)	5	(328)	(1)	(2,119)	198	(2,267)	(10)	(2,277)
Recycled to retained earnings	–	–	–	–	–	(243)	(243)	–	(243)

Balances as at June 30, 2016 (Unaudited)	502	81	(331)	601	(21,924)	359	(20,712)	2	(20,710)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7. Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	26,129	27,348
Net deferred income tax liabilities	3,374	3,567

The components of our consolidated net deferred income tax assets and liabilities as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Customer list and trademark	7,546	8,686
Unamortized past service pension costs	4,731	4,795
Pension and other employee benefits	4,281	3,569
Accumulated provision for doubtful accounts	3,430	2,925
Provision for other assets	2,859	2,798
Unearned revenues	1,734	1,572
Unrealized foreign exchange losses	902	2,735
Accumulated write-down of inventories to net realizable values	674	624
NOLCO	316	231
MCIT	258	65
Fixed asset impairment	89	82
Derivative financial instruments	(66)	(72)
Undepreciated capitalized interest charges	(1,124)	(1,167)
Others	499	505

Total deferred income tax assets – net	26,129	27,348

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,492	2,597
Unamortized fair value adjustment on fixed assets from business combination	377	409
Unrealized foreign exchange gains	291	273
Undepreciated capitalized interest charges	8	8
Others	206	280

Total deferred income tax liabilities – net	3,374	3,567

Changes in our consolidated net deferred income tax assets (liabilities) as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period	27,348	21,941
Net deferred income tax liabilities – balance at beginning of the period	(3,567)	(3,704)

Net balance at beginning of the period	23,781	18,237
Movement charged directly to other comprehensive income	561	1,467
Provision for (benefit from) deferred income tax	(1,674)	4,134
Others	87	(57)

Net balance at end of the period	22,755	23,781

Net deferred income tax assets – balance at end of the period	26,129	27,348
Net deferred income tax liabilities – balance at end of the period	(3,374)	(3,567)

The analysis of our consolidated net deferred income tax assets as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	23,878	23,664
Deferred income tax assets to be recovered within 12 months	3,936	5,616

	27,814	29,280

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,266)	(1,308)
Deferred income tax liabilities to be settled within 12 months	(419)	(624)

	(1,685)	(1,932)

Net deferred income tax assets	26,129	27,348

The analysis of our consolidated net deferred income tax liabilities as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	–	–
Deferred income tax assets to be recovered within 12 months	–	–

	–	–

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,107)	(3,222)
Deferred income tax liabilities to be settled within 12 months	(267)	(345)

	(3,374)	(3,567)

Net deferred income tax liabilities	(3,374)	(3,567)

Provision for corporate income tax for the six months ended June 30, 2017 and 2016 consist of:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Current	2,502	3,557
Deferred	1,674	1,089

	4,176	4,646

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate		6,221	5,139
Tax effects of:
Nondeductible expenses		1,058	2,096
Difference between Optional Standard Deduction, or OSD, and itemized deductions		(10)	(10)
Income subject to lower tax rate		(233)	(64)
Income not subject to income tax		(331)	(33)
Equity share in net earnings of associates and joint ventures		(345)	(280)
Income subject to final tax	(2,431)		(2,519)
Net movement in unrecognized deferred income tax assets and other adjustments		247	317

Actual provision for corporate income tax		4,176	4,646

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	9,000	7,844
Provisions for other assets	5,935	4,926
Accumulated provision for doubtful accounts	3,890	3,836
Asset retirement obligation	659	656
Fixed asset impairment	647	818
Unearned revenues	421	65
Accumulated write-down of inventories to net realizable values	284	234
MCIT	248	260
Pension and other employee benefits	134	93
Unrealized foreign exchange losses	40	87
Derivative financial instruments and others	13	4
Investment properties	(450)	–
	20,821	18,823

Unrecognized deferred income tax assets	6,420	5,829

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php3,781 million and Php3,573 million as at June 30, 2017 and December 31, 2016, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at June 30, 2017 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2014	December 31, 2017	73	3,511
December 31, 2015	December 31, 2018	86	2,485
December 31, 2016	December 31, 2019	142	1,795
June 30, 2017	December 31, 2020	205	2,264

		506	10,055

Consolidated tax benefits		506	3,016
Consolidated unrecognized deferred income tax assets		(248)	(2,700)
Consolidated recognized deferred income tax assets		258	316

The excess MCIT totaling Php506 million as at June 30, 2017 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php24 million and nil for the six months ended June 30, 2017 and 2016, respectively. No excess MCIT expired for the six months ended June 30, 2017 and 2016.

NOLCO totaling Php10,055 million as at June 30, 2017 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php797 million and Php53 million for the six months ended June 30, 2017 and 2016, respectively. The amount of expired NOLCO amounted to Php27 million and nil for the six months ended June 30, 2017 and 2016, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered with Subic Bay Freeport Enterprise, while ClarkTel is registered with Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Consolidated income derived from non-registered activities with Economic Zone is subject to the RCIT rate at the end of the reporting period.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the six months ended June 30, 2017 and 2016:

	June 30,
	2017		2016
	Basic	Diluted	Basic	Diluted
	(Unaudited)
		(in million pesos)
Consolidated net income attributable to equity holders of PLDT	16,518	16,518	12,463	12,463
Dividends on preferred shares (Note 19)	(29)	(29)	(30)	(30)

Consolidated net income attributable to common equity holders of PLDT	16,489	16,489	12,433	12,433

	(in thousands, except per share amounts
		which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT	76.32	76.32	57.55	57.55

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred             shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred             shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury             shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9. Property and Equipment

Changes in property and equipment account for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

					Vehicles, aircraft,		Information
				Buildings	furniture		origination	Land and
Cable and wire		Central		and	and other network	Communications	and termination	land	Property
facilities		office equipment	Cellular facilities	improvements	equipment	satellite	equipment	improvements	under construction	Total
					(in million pesos)
As at December 31, 2015 (Audited)
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	–	(437,136)

Net book value	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782

Year Ended December 31, 2016 (Audited)
Net book value at beginning of the period	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782
Additions	3,419	357	19,225	374	3,358	–	674	7	15,668	43,082
Disposals/Retirements	(11)	(8)	(97)	(85)	(251)	–	–	(15)	(69)	(536)
Reclassifications (Note 13)	(2)	285	(196)	33	(594)	–	–	4	(219)	(689)
Transfers and others	6,315	3,189	10,660	332	1,258	–	963	3	(22,720)	–
Translation differences charged directly to cumulative translation adjustments	4	1	–	–	1	–	–	–	–	6
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization	(9,932)	(4,687)	(13,278)	(1,225)	(4,268)	–	(1,063)	(2)	–	(34,455)
Net book value at end of the year	48,030	18,668	64,392	8,922	7,673	–	2,258	3,175	50,070	203,188

As at December 31, 2016 (Audited)
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	–	(462,465)

Net book value	48,030	18,668	64,392	8,922	7,673	–	2,258	3,175	50,070	203,188

Period Ended June 30, 2017 (Unaudited)
Net book value at beginning of the period	48,030	18,668	64,392	8,922	7,673	–	2,258	3,175	50,070	203,188
Additions	1,808	392	3,881	23	1,164	–	481	–	(1,967)	5,782
Disposals/Retirements	(3)	–	(90)	(5)	(278)	–	–	–	(60)	(436)
Reclassifications (Note 13)	(1)	9	(15)	(2)	16	–	–	–	(73)	(66)
Transfers and others	2,171	1,820	2,661	1,075	1,392	–	410	2	(9,531)	–
Translation differences charged directly to cumulative translation adjustments	1	–	–	–	1	–	–	–	–	2
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	(1)	–	–	–	–	–	(1)
Depreciation and amortization	(3,846)	(2,147)	(6,509)	(647)	(1,556)	–	(623)	(1)	–	(15,329)

Net book value at end of the period	48,160	18,742	64,320	9,365	8,412	–	2,526	3,176	38,439	193,140

As at June 30, 2017 (Unaudited)
Cost	200,595	117,427	205,568	26,990	57,639	966	15,487	3,442	38,439	666,553
Accumulated depreciation, impairment and amortization	(152,435)	(98,685)	(141,248)	(17,625)	(49,227)	(966)	(12,961)	(266)	–	(473,413)

Net book value	48,160	18,742	64,320	9,365	8,412	–	2,526	3,176	38,439	193,140

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php407 million and Php223 million for the six months ended June 30, 2017 and 2016, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,306 million and Php5,289 million as at June 30, 2017 and December 31, 2016, respectively. The average interest capitalization rate used was approximately 4% and 5% for the six months ended June 30, 2017 and 2016, respectively.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php52 million and nil for the six months ended June 30, 2017 and 2016, respectively. Our undepreciated capitalized net foreign exchange losses amounted to Php392 million and Php356 million as at June 30, 2017 and December 31, 2016, respectively.

The estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to nil and Php71 thousand as at June 30, 2017 and December 31, 2016, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

10. Investments in Associates and Joint Ventures

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	12,655	12,647
Asia Outsourcing Beta Limited, or Beta	1,492	855
Digitel Crossing, Inc., or DCI	474	238
Phunware	384	384
Appcard	234	234
AF Payments, Inc., or AFPI	–	407
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	15,239	14,765

Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	31,993	26,962
Philippines Internet Holding S.à.r.l., or PHIH	1,539	1,538
Beacon Electric Asset Holdings, Inc., or Beacon	–	13,593
ECommerce Pay Holding S.à.r.l., or ECommerce Pay	–	–
	33,532	42,093

Total carrying value of investments in associates and joint ventures	48,771	56,858

Changes in the cost of investments for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	57,465	41,150
Additions during the period	5,513	27,993
Disposals	(11,612)	(11,692)
Translation and other adjustments	4	14

Balance at end of the period	51,370	57,465

Changes in the accumulated impairment losses for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,892	1,888
Translation and other adjustments	1	4

Balance at end of the period	1,893	1,892

Changes in the accumulated equity share in net earnings of associates and joint ventures for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,285	9,441
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	4,962	4,962
Equity share in net earnings (losses) of associates and joint ventures:	1,149	1,181
Beacon	886	2,089
Beta	618	396
MediaQuest PDRs	58	(102)
DCI	36	62
PHIH	1	(58)
AFPI	(67)	(127)
VTI, Bow Arken and Brightshare	(383)	(1,027)
ECommerce Pay	–	(52)
Reversal of impairment	201	–
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(312)	(91)
Dividends	(841)	(4,389)
Disposals	(7,166)	(9,617)
Translation and other adjustments	16	(202)

Balance at end of the period	(706)	1,285

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 25 – Employee Benefits – Investment in MediaQuest.

The carrying value of investment in MediaQuest PDRs amounted to Php12,655 million and Php12,647 million as at June 30, 2017 and December 31, 2016, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

The table below presents the summarized financial information of Satventures as at June 30, 2017 and December 31, 2016, and for the six months ended June 30, 2017 and 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	21,264	21,295
Current assets	2,733	2,296
Noncurrent liabilities	4,304	4,645
Current liabilities	5,379	4,620

Equity	14,314	14,326

Carrying amount of interest in Satventures	9,161	9,169
Additional Information:
Cash and cash equivalents	731	374
Current financial liabilities*	437	393
Noncurrent financial liabilities*	2,078	2,357

*	Excluding trade, other payables and provisions.

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	3,251	2,791
Depreciation and amortization	394	464
Interest income	1	1
Interest expense	126	127
Provision for (benefit from) income tax	31	(121)
Net loss	(12)	(286)
Other comprehensive income	–	–
Total comprehensive loss	(12)	(286)

Equity share in net losses of Satventures	(8)	(183)

The table below presents the summarized financial information of Hastings as at June 30, 2017 and December 31, 2016, and for the six months ended June 30, 2017 and 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	6,819	6,891
Current assets	2,103	2,251
Noncurrent liabilities	508	506
Current liabilities	1,565	1,748

Equity	4,991	4,969

Carrying amount of interest in Hastings	3,494	3,478

Additional Information:
Cash and cash equivalents	1,107	1,128
Current financial liabilities*	500	500
Noncurrent financial liabilities*	–	–

*	Excluding trade, other payables and provisions.

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	984	1,146
Depreciation and amortization	61	23
Interest income	6	10
Interest expense	10	10
Provision for income tax	28	40
Net income	94	96
Other comprehensive income	–	–
Total comprehensive income	94	96

Equity share in net earnings of Hastings	66	67

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, AOGL entered into a Sale and Purchase Agreement, or SPA, with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an enterprise value of US$181 million. AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries. The transaction was completed on September 30, 2016. As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary             shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million. Payment shall be on completion date, subject to certain conditions, as defined in the SPA. The economic interest of PGIC in Beta remained at 18.32% as at June 30, 2017.

The carrying value of investment in common shares in Beta amounted to Php1,492 million and Php855 million as at June 30, 2017 and December 31, 2016, respectively.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Digitel has no control over ANPC. Though Digitel owns more than half of the voting interest in ANPC because of certain governance matters, management has assessed that Digitel only has significant influence and not control.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at August 10, 2017, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements. This investment is not classified as noncurrent asset held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both DTPI and PNPI management.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation. Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. By pioneering the multiscreen as a service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

Investment of PLDT Capital in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. Smart subscribed Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest. MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

In January 2015, the Board of Directors of AFPI approved an additional cash call on unpaid subscription of Php800 million to fund its expenditures, which was paid on March 30, 2015 where Smart contributed Php160 million representing its 20% share.

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million shares to Php5,000 million shares with par value of Php1.00 per share. AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings. Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase. The Board of Directors likewise approved an additional cash call on unpaid subscription of Php650 million for AFPI’s planned expenditure. Smart contributed an additional Php130 million representing its 20% share.

As at December 31, 2016, the carrying value of Smart’s investment in AFPI amounted to Php407 million, including subscription payable of Php36 million.

On April 27, 2017, the shareholders of AFPI approved the reclassification of unsubscribed common stock to preferred stock with par value of Php1.00 per share. The preferred stock is redeemable at par at the option of AFPI, has no voting rights and non-participating, with no conversion feature, and non-cumulative dividends. The Php500 million additional funding shall be in the form of subscription to the newly created preferred stock of AFPI as approved by the Board of Directors. Smart remitted its share of Php100 million in the additional funding.

AFPI has incurred operating losses since the launch of its contactless smartcard for the stored value ridership and contactless medium technology as replacement of the old-magnetic-based ticketing system. Over the years, AFPI’s expected growth is significantly lower than actual and so is the expectation in the foreseeable years, as supported by the external study on AFPI’s revenue generation performed this year. On this basis, management provided for full impairment on the Php439 million carrying value of investment in AFPI.

Investment of ACeS Philippines in AIL

As at June 30, 2017, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net losses and translation adjustment of AIL amounted to Php10 million and Php22 million for the six months ended June 30, 2017 and 2016, respectively. Share in net cumulative losses amounted to Php2,254 million and Php2,228 million as at June 30, 2017 and December 31, 2016, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

The continuation of AIL’s operation is largely dependent upon the successful operations of the NSPs. However, the NSPs have not been able to generate the amount of the revenue originally expected. AIL’s operations are dependent on its major assets, a single satellite, Garuda I. AIL could not renew the in orbit insurance of the Garuda I Satellite.

The audited consolidated financial statements of AIL have been prepared on a going concern basis as at December 31, 2015, on the assumption that the assets can be realized and liabilities can be settled in the normal course of business. The above mentioned conditions raise substantial doubt about the ability of the company and subsidiary to continue as a going concern.

Summarized financial information of other individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates as at June 30, 2017 and December 31, 2016, and for the six months ended June 30, 2017 and 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	2,365	1,905
Current assets	628	584
Equity	2,195	2,063
Noncurrent liabilities	149	278
Current liabilities	649	148

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues		664	3,673
Net income (loss)		48	(98)
Other comprehensive income		–	–
Total comprehensive income (loss)		48	(98)

We did not receive any dividends from our associates for the six months ended June 30, 2017 and 2016.

We have no outstanding contingent liabilities or capital commitments with our associates as at June 30, 2017 and December 31, 2016.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest. On the same date, PLDT and Globe executed: (i) an SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively. We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

Consideration for the acquisition is Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare. The equity interest and assigned advances consideration amounting to Php52.8 billion will be paid in three tranches: 50% was paid upon signing of the SPAs on May 30, 2016, 25% was paid on December 1, 2016 and the final 25% was paid on May 30, 2017. The SPA also provided that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016. In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe. On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence. See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries. The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million, of which: (i) Php11,038 million from VTI and its subsidiaries;
(ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2,760,000 new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4,000 per subscribed shares (inclusive of a premium over par of Php3,000 per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed             shares.

Also, on the same date, PLDT and Globe each subscribed to 800,000 new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4,000 per subscribed share (inclusive of a premium over par of Php3,000 per subscribed share), or a total subscription price of Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price shall be paid by PLDT and Globe upon call of the VTI Board of Directors.

As at June 30, 2017 and December 31, 2016, the amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php5,438 million and Php1,306 million, respectively.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition. As at May 30, 2016, our share in the fair value of the intangible assets, significantly spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the final results of an independent valuation. Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the Commission. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to PCC, among others, copies of the SPAs for the Commission’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of the telecommunication business of SMC and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA, or the Court, issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction). On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the Court issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the Court’s Resolution dated August 26, 2016. In a Resolution promulgated on October 19, 2016, the Court: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. On November 11, 2016, PLDT filed its Memorandum in compliance with the Court’s Resolution.

On February 17, 2017, the Court issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit. The Court denied PLDT’s Motion to Cite the PCC in the indirect contempt for being premature. In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof. All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the subjudice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association. The Petition remains pending with the CA’s 12th Division for resolution.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of PLDT and Globe’s Php69.1 billion joint acquisition of SMC’s telco assets in May 2016. The Petition remains pending with the Supreme Court for resolution.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB has been granted by the PSE effective November 21, 2016.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines.  PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket Internet, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, acquired a 33.33% equity interest in PHIH. iCommerce has the option to increase its equity interest to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015. As at June 30, 2017, the carrying value of the investment in PHIH amounted to €29.6 million, or Php1,539 million, including subscription payable of €22.6 million, or Php1,176 million, and capitalized professional fees and other start-up costs for the investment in PHIH of Php32 million.

Since the formation of the joint venture in 2015, the economic performance of PHIH did not operate as expected. Based on the management’s assessment of the Company’s investment in PHIH, the recoverable amount of the investment in PHIH is less than the recorded carrying amount as at December 31, 2016.

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Boards of PCEV and MPIC.

PCEV accounted for its investment in Beacon as investment in joint venture since the OA established joint control over Beacon until its full divestment on June 27, 2017.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common             shares with a par value of Php1.00 per share and 2,000 million preferred shares with a par value of Php1.00 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150.00 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150.00 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

In addition to the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares on the same date. The transfers of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million and Php8,145 million on May 12, 2010 and October 25, 2011, respectively, for the difference between the transfer price of the Meralco             shares to Beacon and the carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

PCEV’s Additional Investment in Beacon Class “B” Preferred Shares

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from 5,000 million to 6,000 million divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred             shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred             shares with a par value of Php1.00 per share.

On the same date, PCEV subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million. MPIC likewise subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million.

The amount raised from the subscription was used to fund the subscription to shares of common stock of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen.

On August 10, 2016, the Philippine SEC approved the increase in Beacon’s authorized capital and issuance of the new class of preferred shares.

Class “B” preferred shares of Beacon are non-voting, not convertible to common shares or any             shares of Beacon of any class and have no pre-emptive rights to subscribe to any share or convertible debt, securities or warrants issued or sold by Beacon. The Class “B” preferred             shares are entitled to liquidation preference over the common shares of Beacon and, upon the declaration of Beacon’s Board of Directors, yearly cumulative dividends at the rate of 6% of the issue value before any dividends can be paid to holders of common shares of Beacon subject to: (a) availability of unrestricted retained earnings; and
(b) dividend payment will not violate any dividend restrictions imposed by Beacon’s bank creditors.

On September 9, 2016 and April 20, 2017, the Board of Directors of Beacon approved the redemption of 198 million and 79 million Class “B” preferred shares held by PCEV at an aggregate redemption price equal to the aggregate issue price of Php2,500 million and Php1,000 million, respectively. Beacon paid the redemption price as well as cash dividends on the said preferred shares amounting to Php21 million and Php43 million, on September 30, 2016 and April 25, 2017, respectively.

Beacon’s Acquisition of Global Power

On May 27, 2016, Beacon, through a wholly-owned subsidiary, Beacon Powergen, entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Power for a total consideration of Php22,058 million. Beacon Powergen settled Php11,029 million upon closing and the balance via a vendor financing facility, which was replaced with a long-term bank debt in August 2016.

Global Power is the leading power supplier in Visayas region and Mindoro Island. In 2016, Global Power increased its combined gross maximum capacity to 854 megawatts, or MW, through a 150MW expansion project that is currently undergoing final acceptance. In Luzon, Global Power has 670MW expansion project that is still in the process of Engineering, Procurement and Construction selection.

Sale Transactions to MPIC

(1)	Sale of PCEV’s Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred             shares to MPIC for total cash consideration of Php3,563 million. The sale was completed on June 29, 2012. Since Beacon preferred shares were sold to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

(2)	Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

	Number of	% of Meralco			Deferred Gain
Date	Shares Sold	Shareholdings Sold	Price Per Share	Total Price	Realized(1)
	(in millions)			(in millions)	(in millions)
June 24, 2014	56.35	5%	Php235.00	Php13,243	Php1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled a portion of the consideration amounting to Php3,000 million and the balance amounting to Php10,243 million was paid on February 27, 2015.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans. MPIC paid Beacon the balance of Php8,487 million on July 29, 2016.

(3)	Sale of PCEV’s Beacon Shares to MPIC

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon for a total consideration of Php26,200 million. MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020. The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

PCEV’s equity ownership in Beacon after the sale was reduced from 50% to 25%, while MPIC’s interest increased to 75%. PCEV and MPIC agreed that the former shall retain the right to vote 50% of the outstanding capital stock of Beacon until the later of: (i) the date when PCEV ceases to hold at least 20% of the common shares of Beacon; and (ii) the date when MPIC has fully paid the purchase price under the Share Purchase Agreement.

Following the sale of Beacon shares to MPIC, PCEV’s effective interest in Meralco, through Beacon, was reduced to 8.74% from 17.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remained at 49.96% as at December 31, 2016.

The carrying value of PCEV’s investment in Beacon amounted to Php13,593 million, net of deferred gain of Php4,962 million as at December 31, 2016.

On June 13, 2017, PCEV entered into another Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon for a total consideration of Php21,800 million. MPIC settled a portion of the consideration amounting to Php12,000 million upon closing and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021. The unpaid balance from MPIC is measured at fair value using a discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

As a result of the full divestment of Beacon shares to MPIC, PCEV ceased to have any direct interest in Beacon and any indirect interest in Meralco and in Global Power. PCEV’s remaining assets after the full divestment is comprised mainly of receivables from MPIC amounting to Php15,274 million as at June 30, 2017.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
			(in millions)
March 6, 2017	March 10, 2017	Class “A” Preferred	Php945	Php236
April 20, 2017	April 25, 2017	Class “A” Preferred	945	236
April 20, 2017	April 25, 2017	Class “B” Preferred	192	43
June 13, 2017	July 31, 2017	Class “A” Preferred	1,273	318
Total dividends declared as at June 30, 2017 (Unaudited)			Php3,355	Php833

March 31, 2016	July 29, 2016	Class “A” Preferred	Php945	Php473
June 30, 2016	July 29, 2016	Class “A” Preferred	1,485	743
July 14, 2016	July 29, 2016	Common	6,056	3,028
August 12, 2016	August 30, 2016	Common	289	144
September 9, 2016	September 30, 2016	Class “B” Preferred	21	21

Total dividends declared as at December 31, 2016 (Audited)			Php8,796	Php4,409

PCEV’s share in the cash dividends for Class “A” preferred shares and common shares was deducted from the carrying value of the investment in joint venture, while PCEV’s share in the cash dividends for Class “B” preferred shares was recognized as dividend income.

eInnovations’ Investment in ECommerce Pay

On January 6, 2015, PLDT, through eInnovations, entered into a JVA with Rocket Internet, pursuant to which the two parties agreed to form ECommerce Pay Holding S.à.r.l., or ECommerce Pay, of which each partner holds a 50% equity interest.  ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay, including the platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the JVA. Rocket Internet contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and hence eInnovation’s effective interest in ePay went down to 50%. Pending completion of the other expected contributions from Rocket Internet, ePay Group continue to be a subsidiary of PLDT.

Rocket Internet and PLDT via eInnovations agreed to end the joint venture with control and all rights in ePay to be returned to eInnovations via a retransfer of the shares in ePay. In return, eInnovations gave up its 50% ownership and all claims in connection with ECommerce Pay. On July 29, 2016, eInnovations exited ECommerce Pay and the whole ownership of ePay, including the platforms and business operations of its mobile-first platform, PayMaya, was returned to eInnovations.

PLDT and Rocket Internet have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities. Both continue to explore areas of possible future collaboration.

Summarized financial information of other individually immaterial joint ventures

The table below presents the summarized financial information of our individually immaterial investments in joint ventures as at June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	–	–
Current assets	140	378
Equity	140	377
Noncurrent liabilities	–	–
Current liabilities	–	1

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues		–	537
Net income (loss)		1	(392)
Other comprehensive income		–	–
Total comprehensive income (loss)		1	(392)

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at June 30, 2017 and December 31, 2016.

11. Available-for-Sale Financial Investments

Investment of PLDT Online in iflix Limited, or iflix

On April 23, 2015, PLDT Online subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015. iflix will use the funds to continue roll out of the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75.5 million, in a new funding round led by Hearst Entertainment, one of America’s largest diversified media, information and services companies. The convertible note was paid on August 8, 2017. The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event. iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

PLDT Online’s shares account for approximately 7.3% of the total equity stock of iflix before conversion of the convertible notes.

Investment of PLDT Capital in Matrixx Software, Inc., or Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and was entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014. These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at June 30, 2017 and December 31, 2016.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange. RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

Further details on investment in Rocket Internet are as follows:

	June 30,
	2017	2016
	(Unaudited)
Total market value as at beginning of the period (in million pesos)	10,058	14,587
Closing price per share at end of the period (in Euros)	18.83	17.47
Total market value as at end of the period (in million Euros)	190	176
Total market value as at end of the period (in million pesos)	10,947	9,206
Net gains (losses) from changes in fair value recognized during the period (in million pesos)	889	(5,381)
Recognized in profit or loss (in million pesos)	(540)	(5,381)
Recognized in other comprehensive income (in million pesos)	1,429	–

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Acquisition cost including capitalized cost	19,711	19,711
Cumulative impairment charges	(11,045)	(10,505)
Fair value adjustment in other comprehensive income	2,281	852
Balance at end of the period	10,947	10,058

Based on our judgment, the continuing decline in fair value of our investment in Rocket Internet is considered significant as the cumulative net losses from changes in fair value represents more than 20% decline in value below cost. As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php11,045 million and Php10,505 million as at June 30, 2017 and December 31, 2016, respectively. Impairment loss charged in our consolidated income statement amounted to Php540 million and Php5,381 million for the six months ended June 30, 2017 and 2016, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

As at August 9, 2017, closing price of Rocket Internet is €17.88 per share resulting to total market value of PLDT’s stake in Rocket Internet of €180 million, or Php10,743 million.

12. Investment in Debt Securities and Other Long-term Investments

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposits	353	348
GT Capital Bond	150	150
PSALM Bonds	–	202
	503	700
Less current portion (Note 27)	353	326

Noncurrent portion (Note 27)	150	374

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$93 thousand, or Php4.6 million, and US$94 thousand, or Php4.4 million, for the six months ended June 30, 2017 and 2016, respectively. The carrying value of this investment amounted to Php252 million and Php248 million as at June 30, 2017 and December 31, 2016, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$32.6 thousand, or Php1.6 million, and US$33 thousand, or Php1.5 million, for the six months ended June 30, 2017 and 2016, respectively. The carrying value of this investment amounted to Php101 million and Php100 million as at June 30, 2017 and December 31, 2016, respectively.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php2.9 million each for the six months ended June 30, 2017 and 2016. The carrying value of this investment amounted to Php150 million each as at June 30, 2017 and December 31, 2016.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million with yield-to-maturity at 4.25% gross, which matured on April 22, 2017. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php4.6 million and Php3.6 million for the six months ended June 30, 2017 and 2016, respectively. The carrying value of this investment amounted to nil and Php202 million as at June 30, 2017 and December 31, 2016, respectively.

National Power Corporation, or NAPOCOR, Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million with yield-to-maturity at 4.22% gross, which matured on December 19, 2016. The bond had a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment was a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php890 thousand for the six months ended June 30, 2016.

13. Investment Properties

Changes in investment properties account for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
June 30, 2017 (Unaudited)
Balance at beginning and end of the period	1,567	8	315	1,890
December 31, 2016 (Audited)
Balance at beginning of the period	1,496	9	320	1,825
Transfers from property and equipment	65	–	1	66
Additions	6	–	–	6
Net losses from fair value adjustments charged to profit or loss	–	(1)	(6)	(7)

Balance at end of the period	1,567	8	315	1,890

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php13 to Php140 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php14 million and Php12 million for the six months ended June 30, 2017 and 2016, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14. Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	Intangible Assets with Indefinite												Total
	Life		Intangible Assets with Finite Life										Intangible Assets		Total			Total Goodwill and
													with
	Trademark		Franchise		Customer List		Spectrum		Licenses		Others		Finite Life		Intangible Assets	Goodwill		Intangible Assets
	(in million pesos)
June 30, 2017 (Unaudited)
Costs:
Balance at beginning of the period	4,505	3,016		4,726		1,205		1,079		1,379		11,405		15,910		63,058	78,968
Additions	–	–		–		–		–		69		69		69		–	69
Translation and other adjustments	–	–		–		–		–		33		33		33		–	33
Balance at end of the period	4,505	3,016		4,726		1,205		1,079		1,481		11,507		16,012		63,058	79,070

Accumulated amortization and impairment:
Balance at beginning of the period	–	961		2,769		991		1,037		1,251		7,009		7,009		1,679	8,688
Amortization during the period	–	93		255		40		4		20		412		412		–	412
Translation and other adjustments	–	–		–		–		–		32		32		32		–	32

Balance at end of the period	–	1,054		3,024		1,031		1,041		1,303		7,453		7,453		1,679	9,132

Net balance at end of the period	4,505	1,962		1,702		174		38		178		4,054		8,559		61,379	69,938

Estimated useful lives (in years)	–	16		2 – 9		15		18		1 – 10		–		–		–	–
Remaining useful lives (in years)	–	11		1 – 3		2		5		4 – 9		–		–		–	–

December 31, 2016 (Audited)
Costs:
Balance at beginning of the year	4,505	3,016		4,726		1,205		1,079		1,189		11,215		15,720		63,092	78,812
Additions	–	–		–		–		–		175		175		175		–	175
Business combination	–	–		–		–		–		–		–		–		(34)	(34)
Translation and other adjustments	–	–		–		–		–		15		15		15		–	15
Balance at end of the year	4,505	3,016		4,726		1,205		1,079		1,379		11,405		15,910		63,058	78,968

Accumulated amortization and impairment:
Balance at beginning of the year	–	775		2,258		911		924		1,128		5,996		5,996		699	6,695
Impairment during the year	–	–		–		–		–		58		58		58		980	1,038
Amortization during the year	–	186		511		80		113		39		929		929		–	929
Translation and other adjustments	–	–		–		–		–		26		26		26		–	26
Balance at end of the year	–	961		2,769		991		1,037		1,251		7,009		7,009		1,679	8,688

Net balance at end of the year	4,505	2,055		1,957		214		42		128		4,396		8,901		61,379	70,280

Estimated useful lives (in years)	–	16		2 – 9		15		18		1 – 10		–		–		–	–
Remaining useful lives (in years)	–	11		2 – 4		3		6		5 – 10		–		–		–	–

The consolidated goodwill and intangible assets of our reportable segments as at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017 (Unaudited)			December 31, 2016 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	–	4,505	4,505	–	4,505
Franchise	1,962	–	1,962	2,055	–	2,055
Customer list	1,702	–	1,702	1,957	–	1,957
Spectrum	174	–	174	214	–	214
Licenses	38	–	38	42	–	42
Others	178	–	178	128	–	128

Total intangible assets	8,559	–	8,559	8,901	–	8,901
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379

Total goodwill and intangible assets	65,130	4,808	69,938	65,472	4,808	70,280

Intangible Assets

Intangible asset with indefinite life as at June 30, 2017 and December 31, 2016 pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011. PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment. As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

Smart’s licensing agreements with various music companies, which grant Smart a right to sell the digital products of the music companies (including through downloading and streaming), were capitalized as intangible assets and amortized accordingly.

PayMaya and Voyager continuously improve their existing products and services through regular technological developments and upgrades to their platforms. Accumulated costs related to such activities are capitalized as intangible assets.

The consolidated future amortization of intangible assets with finite life as at June 30, 2017 is as follows:

Year	(in million pesos)
2017(1)	419
2018	836
2019	807
2020	662
2021 and onwards	5,835

8,559

(1)	July 1, 2017 through December 31, 2017.

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at June 30, 2017, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of PLDT’s, Smart’s and Voyager’s goodwill and intangible assets was applied to the Fixed Line, Wireless and Voyager asset groups, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill until 2014.

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager and assign a separate management from wireless business, the Voyager unit has been considered as a CGU separate from the Wireless unit. As a result, goodwill amounting to Php980 million was allocated to Voyager CGU.

The Wireless, Fixed Line and Voyager units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line, Wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Voyager unit is still within the wireless operating segment for purposes of segment reporting and monitoring.

The recoverable amount of the Wireless, Fixed Line and Voyager CGUs had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The pre-tax discount rates applied to cash flow projections are 10.1%, 9.6% and 15.0% for the Wireless, Fixed Line and Voyager CGUs, respectively.  Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry, while for the Voyager CGU, a 5.0% growth rate was used. Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures.

Based on the assessment of the value in use of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized as at June 30, 2017 and December 31, 2016 in relation to goodwill.

With regards to the assessment of value in use for Wireless and Fixed Line CGUs, management believes that no reasonable possible changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

In December 2016, based on the assessment of the Voyager CGU’s recoverable amount compared with the carrying amount of the Voyager CGU’s net assets, we have recognized total impairment loss amounting to Php980 million and, consequently, any adverse change in a key assumption would result in a further impairment loss. See Note 5 – Income and Expenses.

15. Cash and Cash Equivalents

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	4,819	6,384
Temporary cash investments (Note 27)	28,758	32,338

	33,577	38,722

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php301 million and Php318 million for the six months ended June 30, 2017 and 2016, respectively.

16. Trade and Other Receivables

As at June 30, 2017 and December 31, 2016, this account consists of receivables from:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	19,037	20,290
Corporate subscribers (Notes 24 and 27)	9,244	9,333
Foreign administrations (Note 27)	6,596	5,819
Domestic carriers (Notes 24 and 27)	468	354
Dealers, agents and others (Notes 24 and 27)	10,233	7,428

	45,578	43,224
Less allowance for doubtful accounts (Notes 5 and 27)	16,785	18,788

	28,793	24,436

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and are generally with settlement term of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
June 30, 2017 (Unaudited)
Balance at beginning of the period	18,788	12,588	3,827	628	134	1,611
Provisions (reversals) and other adjustments	(1,787)	(2,446)	376	330	(56)	9
Write-offs	(216)	(186)	(14)	–	–	(16)

Balance at end of the period	16,785	9,956	4,189	958	78	1,604

Individual impairment	11,107	5,627	4,016	94	54	1,316
Collective impairment	5,678	4,329	173	864	24	288

	16,785	9,956	4,189	958	78	1,604

Gross amount of receivables individually impaired, before deducting any impairment allowance	11,107	5,627	4,016	94	54	1,316

December 31, 2016 (Audited)
Balance at beginning of the year	15,921	9,540	4,451	315	86	1,529
Provisions (reversals) and other adjustments	5,305	4,843	(71)	359	60	114
Write-offs	(2,438)	(1,795)	(553)	(46)	(12)	(32)
Balance at end of the year	18,788	12,588	3,827	628	134	1,611

Individual impairment	14,970	9,789	3,711	87	113	1,270
Collective impairment	3,818	2,799	116	541	21	341

	18,788	12,588	3,827	628	134	1,611

Gross amount of receivables individually impaired, before deducting any impairment allowance	14,970	9,789	3,711	87	113	1,270

17. Inventories and Supplies

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,060	2,828
At cost	3,505	4,584
Spare parts and supplies:
At net realizable value	855	576
At cost	1,256	948
Others:
At net realizable value	325	340
At cost	966	829

Total inventories and supplies at the lower of cost or net realizable value	3,240	3,744

The cost of inventories and supplies recognized as expense for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Cost of sales		4,770	10,173
Write-down of inventories and supplies (Note 5)		526	628
Repairs and maintenance		293	295
		5,589	11,096

Changes in the allowance for inventory obsolescence for the six months ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	2,617	917
Provisions (Note 5)	526	1,941
Write-off and others	(656)	(241)
Balance at end of the period	2,487	2,617

18. Prepayments

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	10,915	11,311
Prepaid fees and licenses	945	1,194
Prepaid rent	569	433
Prepaid selling and promotions (Note 24)	437	494
Prepaid benefit costs (Note 25)	243	261
Prepaid repairs and maintenance	175	232
Prepaid insurance (Note 24)	135	105
Other prepayments (Note 24)	575	531

	13,994	14,561
Less current portion of prepayments	6,925	7,505

Noncurrent portion of prepayments	7,069	7,056

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Employee Benefits.

19. Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The change in PLDT’s capital account is the redemption of 370 shares of Series II 10% Cumulative Convertible Preferred Stock for the six months ended June 30, 2016.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2010, the Board of Directors designated 100,000 shares of Non-Voting Serial Preferred Stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the SIP.

The Series II, JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series II, JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and
(b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any             shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at June 30, 2017. See Note 1 – Corporate Information and
Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such             shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all shall shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to FF Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to GG Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2007. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016. In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2008. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series AA to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

Total amounts of Php5 million and Php16 million were withdrawn from the Trust Account, representing total payments on redemption for the six months ended June 30, 2017 and 2016, respectively. The balances of the Trust Account of Php7,878 million and Php7,883 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at June 30, 2017 and December 31, 2016, respectively. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program. There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the six months ended June 30, 2017 and 2016 are detailed as follows:

June 30, 2017 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	May 12, 2017	June 1, 2017	June 30, 2017	1.00	–

––
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	–	12
	May 12, 2017	May 26, 2017	June 15, 2017	–	12
					24
Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	–	3
	June 13, 2017	June 27, 2017	July 15, 2017	–	2
					5
Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,050
Charged to retained earnings					6,079

*	Dividends were declared based on total amount paid up.

June 30, 2016 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	–
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	–

					–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	–	12
	May 3, 2016	May 24, 2016	June 15, 2016	–	12

					24
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	–	3
	June 14, 2016	June 30, 2016	July 15, 2016	–	3

					6

Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
Charged to retained earnings					12,345

*	Dividends were declared based on total amount paid up.

Our dividends declared after June 30, 2017 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	August 10, 2017	August 25, 2017	September 15, 2017	–	12

Common Stock
Regular Dividend	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371

Charge to retained earnings					10,383

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes, with issue dates of March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively. Smart issued additional Php1,100 million perpetual notes under a new Notes Facility Agreement dated July 18, 2017.

Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with PAS 32, the notes are classified as part of equity in the financial statements. The notes are subordinated to and rank junior to all senior loans of Smart.

Smart paid distributions amounting to Php59 million for the six months ended June 30, 2017.

20. Interest-bearing Financial Liabilities

As at June 30, 2017 and December 31, 2016, this account consists of the following:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 27)	160,241	151,759

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 27)	14,826	33,273

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php623 million and Php631 million as at June 30, 2017 and December 31, 2016, respectively. See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the six months ended June 30, 2017 and for the year ended December 31, 2016.

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	631	676
Additions during the period	114	185
Accretion during the period included as part of Financing costs – net (Note 5)	(122)	(230)
Unamortized debt discount at end of the period (Note 27)	623	631

Long-term Debt

As at June 30, 2017 and December 31, 2016, long-term debt consists of:

		June 30, 2017			December 31, 2016
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% in 2017 and 2016	US$	15	Php777	US$	31	Php1,533
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 1.0000% to 1.8000% in 2016	–		–	–		–
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2016		–	–		–	–
			15	777		31	1,533

Fixed Rate Notes	8.3500% in 2017 and 2016		–	–		228	11,362
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 1.1125% in 2017 and US$ LIBOR + 0.8500% to 1.1125% in 2016	–		–	5		276
Others	2.8850% and US$ LIBOR + 0.7900% to		797	40,200		905	45,021
	1.6000% in 2017 and 2016
		US$	812	Php40,977	US$	1,169	Php58,192

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2017 and 2016			Php15,840			Php21,105
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2017 and 2016			14,912			14,902
Term Loans:
Unsecured Term Loans	3.9000% to 5.6400%; BSP overnight rate and PDST-R2 + 1.0000% in 2017 and 3.9000% to 5.6400%; BSP overnight rate — 0.3500% to BSP overnight rate and PDST-R2 + 1.0000% in 2016			103,338			90,833
				134,090			126,840

Total long-term debt (Note 27)				175,067			185,032
Less portion maturing within one year (Note 27)				14,826			33,273

Noncurrent portion of long-term debt (Note 27)				Php160,241			Php151,759

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at June 30, 2017 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
		(in millions)
2017(1)	112	5,665	1,042	6,707
2018	259	13,049	2,137	15,186
2019	110	5,547	14,571	20,118
2020	210	10,612	8,738	19,350
2021	45	2,290	19,878	22,168
2022 and onwards	81	4,056	88,105	92,161

(Note 27)	817	41,219	134,471	175,690

(1)	July 1, 2017 through December 31, 2017.

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at June 30, 2017 and December 31, 2016:

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	June 30, 2017		December 31, 2016
									(Unaudited)		(Audited)
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$59.2M(1)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 31, 2017	Various dates in 2008-2009	US$59.1	US$0.1	March 31, 2017	US$–	Php–	US$3	Php168
DMPI
US$51.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	March 31, 2017	–	–	3	146
Smart
US$49M(3) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B:	June 10, 2011	Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	–	April 28, 2017	–	–	5(*)	233(*)
US$1M
Smart
US$45.6M(3) Tranche A1: US$25M; Tranche A2: US$19M;	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2:	Various dates in 2013-2014	45.6	–	–	15(*)	777(*)	20(*)	986(*)
Tranche B1: US$0.9M; Tranche B2:			delivery date	April 15, 2019
US$0.7M

									US$15	Php777	US$31	Php1,533

(*) (1) (2) (3)
Amounts are net of unamortized discount and/or debt issuance cost.
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms				Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	June 30, 2017		December 31, 2016
									(Unaudited)		(Audited)
						(in millions)				(in millions)
Sinosure
DMPI
US$23.8M(1)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	US$23.8	US$–	March 1, 2016	US$–	Php–	US$–	Php–
DMPI
US$5.5M(2)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	5.5	–	March 1, 2016	–	–	–	–
DMPI
US$4.9M(3)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in 2008-2009	4.9	–	March 1, 2016	–	–	–	–
DMPI
US$50M(4)	December 16, 2009	China Citic Bank Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011	14 equal semi-annual	December 17, 2017	Various dates in 2010	48.0	2.0	June 16, 2016	–	–	–	–
DMPI
US$117M(5)	September 15, 2010	China Development Bank and The Hong Kong and Shanghai Banking Corporation Limited	15 equal semi-annual	April 10, 2018	Various dates in 2011	116.3	1.0	April 11, 2016	–	–	–	–

									US$–	Php–	US$–	Php–

(1) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project.

(2) The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR.

(3) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project.

(4) The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects.

(5) The purpose of this loan is to finance the purchase of equipment and related materials for the expansion of Phase 8A and 8B Core and IN Network Expansion; Phase 8B NCR and SLZ BSS Network Expansion Project and Phase 3 3G Network Roll-out Project.

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	June 30, 2017		December 31, 2016
									(Unaudited)		(Audited)
						(in millions)				(in millions)
EKN and SEK, the Export Credit Agency of
Sweden
DMPI
US$96.6M(1)	April 28, 2009	Nordea Bank and ING Bank	17 equal semi-annual	Tranche 1: February 28, 2018; Tranche 2:	Various dates in 2009-2011	US$96.6	US$–	Tranche 1: August 30, 2016; Tranche 2:	US$–	Php–	US$–	Php–
				November 30, 2018				May 30, 2016

									US$–	Php–	US$–	Php–

(1) The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

Loan Amount	Issuance Date	Trustee	Terms		Repurchase		Paid in full on	Outstanding Amounts
								June 30, 2017			December 31, 2016
			Installments	Maturity	Date	Amount		(Unaudited)			(Audited)
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non-amortizing	March 6, 2017	Various dates in 2008-2014	US$71.6	March 6, 2017	US$–	Php–	US$228(*)	Php11,362(*)

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) This fixed rate note has a coupon rate of 8.350%. The purpose of this note is to finance service improvements and expansion programs.

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	June 30, 2017		December 31, 2016
									(Unaudited)		(Audited)
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$60M(1)	June 6, 2011	The Bank of Tokyo-Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi-annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012	US$60	US$–	June 6, 2016	US$–	Php–	US$–	Php–
Smart
US$50M(2)	August 19, 2011	Finnish Export Credit, Plc, or FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012	50	–	August 19, 2016	–	–	–	–
Smart
US$50M(1)	May 29, 2012	Bank of Tokyo	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	–	May 29, 2017	–	–	5(*)	276(*)

									US$–	Php–	US$5	Php276

(*) (1) (2)
Amounts are net of unamortized debt discount and/or debt issuance cost.
The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.
The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

							Cancelled			Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on	June 30, 2017			December 31, 2016
										(Unaudited)			(Audited)
					(in millions)					(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with the Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$	150	US$	–	March 7, 2017	US$	–	Php–	US$	17	Php830
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013		300		–	–		67	3,363		100	4,977
Smart
US$35M	January 28, 2013	China Banking Corporation, or CBC	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013		35		–	January 30, 2017		–	–		10	522
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014		32		18	–	7(*)		360(*)	11(*)		531(*)
Smart
US$80M	May 31, 2013	CBC	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013		80		–	–		16	807		24	1,194
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013		120		–	–	30(*)		1,507(*)	45(*)		2,226(*)
Smart
US$100M	March 7, 2014	Bank of Tokyo	9 equal semi-annual, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015		90 10		–	–	44(*)		2,229(*)	55(*)		2,744(*)

										US$	164	Php8,266	US$	262	Php13,024

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	June 30, 2017			December 31, 2016
								(Unaudited)			(Audited)
					(in millions)			(in millions)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	US$50	US$–	–	US$	22(*)	Php1,114(*)	US$	28(*)	Php1,372(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	–	–	98		4,944	98		4,877
PLDT
US$50M	August 29, 2014	Metropolitan Bank and Trust Company, or Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	–	–	49		2,472	49		2,451
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	Bank of Tokyo	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	–	–	199(*)		10,028(*)	198(*)		9,879(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	–	–	132(*)		6,668(*)	154(*)		7,663(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	US$100	–	–	83(*)		4,205(*)	91(*)		4,521(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	–	–	25(*)		1,252(*)	25(*)		1,234(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	–	–	25(*)		1,251(*)	–		–

									633	31,934		643	31,997

								US$	797	Php40,200	US$	905	Php45,021

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

							Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Facility Agent	Terms	Date of Issuance/	Prepayments		June 30, 2017	December 31, 2016
				Drawdown	Amount	Date	(Unaudited)	(Audited)
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	Php1,376 2,803	July 19, 2013 June 19, 2017	Php–	Php3,930(*)
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	288	288
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,475	6,475
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	–	–	5,952	5,952
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	608	June 19, 2017	–	1,335
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	–	–	1,973	1,973
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	–	–	1,152	1,152

							Php15,840	Php21,105

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
Loan Amount	Date of Agreement	Paying Agent	Terms	Date of Issuance/	Prepayments		June 30, 2017	December 31, 2016
				Drawdown	Amount	Date	(Unaudited)	(Audited)
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	Php–	–	Php14,912(*)	Php14,902(*)

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

(1) This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.225% and 5.281%, respectively. The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn		Outstanding Amounts
								June 30,
								2017	December 31, 2016
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	Php2,000	Php–	–	Php1,980	Php2,000
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	–	January 18, 2017	–	2,880
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	–	June 27, 2017	–	1,920
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	–	February 22, 2017	–	960
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	–	–	200	200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	–	–	960	970
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	–	–	1,000	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	–	–	2,880	2,880
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	–	–	1,940	1,940
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	–	–	2,094(*)	2,093(*)

								Php11,054	Php16,843

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

(1) The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn		Outstanding Amounts
								June 30,
								2017	December 31, 2016
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	Php3,000	Php–	–	Php2,902(*)	Php2,901(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	–	–	2,902(*)	2,931(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	–	–	485	490
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	–	–	1,940	1,960
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	–	–	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	–	–	485	490
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	–	–	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	–	–	970	980
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	–	–	1,470	1,470
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	–	–	1,960	1,980
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	–	–	2,940	2,970
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	–	–	4,950	4,950

								Php23,504	Php23,622

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn		Outstanding Amounts
								June 30,
								2017	December 31, 2016
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	Php5,000	Php–	–	Php4,929(*)	Php4,928(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	–	–	4,928(*)	4,927(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	–	–	4,928(*)	4,927(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	–	–	6,980(*)	6,973(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	–	–	2,986(*)	–
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	–	–	5,973(*)	5,971(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	–	–	7,961(*)	–
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	–	–	6,470(*)	6,483(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	–	–	3,000	2,985(*)
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	–	–	5,386(*)	5,374(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	–	–	5,275(*)	5,300(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	–	–	2,500	2,500

								Php61,316	Php50,368

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

Cancelled
Loan	Date of Loan				Drawn	Undrawn		Outstanding Amounts
June 30,
								2017	December 31, 2016
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first year up to the ninth year and the balance payable upon maturity on April 5, 2027	April 5, 2017	Php4,000	Php–	–	Php1,981(*)	Php–
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity	–	–	–	–	–	–
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity	–	–	–	–	–	–
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	–	–	3,483(*)	–
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth year anniversary of the advance and the balance payable upon maturity	–	–	–	–	–	–
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	–	–	2,000	–
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	–	–	–	–
								Php7,464	Php–

								Php103,338	Php90,833

(*) (1)	Amounts are net of unamortized debt discount and/or debt issuance cost. The amount of Php2,000 million was prepaid on May 29, 2017.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts, approximately 23% and 31% were denominated in U.S. dollars as at June 30, 2017 and December 31, 2016, respectively. Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of the consolidated debt amounts were approximately 9% and 8% as at June 30, 2017 and December 31, 2016, respectively, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:
(a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;
(b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;
(e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and debt service coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at June 30, 2017 and December 31, 2016, we were in compliance with all of our debt covenants. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which cover various office equipment and vehicles) amounted to nil as at June 30, 2017 and December 31, 2016. See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases, Note 9 – Property and Equipment and Note 27 – Financial Assets and Liabilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21. Deferred Credits and Other Noncurrent Liabilities

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	8,080	13,673
Provision for asset retirement obligations (Note 9)	1,597	1,582
Unearned revenues	316	270
Others	120	79

(Note 27)	10,113	15,604

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the six months ended June 30, 2017 and for the year ended December 31, 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,582	1,437
Accretion expenses	19	36
Additional liability recognized during the period	4	147
Settlement of obligations and others	(8)	(38)

Provision for asset retirement obligations at end of the period	1,597	1,582

22. Accounts Payable

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	39,196	46,820
Carriers and other customers (Note 27)	2,521	2,422
Taxes (Note 26)	1,520	1,972
Related parties (Notes 24 and 27)	381	290
Others	1,564	1,446

	45,182	52,950

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23. Accrued Expenses and Other Current Liabilities

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	51,213	48,898
Accrued taxes and related expenses (Note 26)	10,500	9,922
Accrued employee benefits and other provisions (Notes 24, 25 and 27)	8,381	6,214
Liability from redemption of preferred shares (Notes 19 and 27)	7,878	7,883
Unearned revenues (Note 21)	7,787	6,990
Accrued interests and other related costs (Notes 20 and 27)	1,038	1,412
Others (Note 10)	3,471	10,900

	90,268	92,219

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers. The account as at December 31, 2016, also includes the unpaid portion of PLDT’s investments in VTI, Bow Arken and Brightshare. See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

24. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at June 30, 2017 and December 31, 2016. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at June 30, 2017 and December 31, 2016 transactions that have been entered into with related parties:

				June 30,		December 31,
				2017		2016
	Classifications	Terms	Conditions	(Unaudited)		(Audited)
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
Meralco	Accrued expenses	Electricity charges	Unsecured	253		327
	and other current	– immediately upon
	liabilities (Note	receipt of invoice
	23)
		Pole rental – 45
		days upon receipt
		of invoice	Unsecured	2	4	–
MPIC	Advances and other	Due on 2019 to 2021	Unsecured	11,524		6,514
	noncurrent assets –	for 2017 and 2018
	net of current	to 2020 for 2016;
	portion (Note 10)	non-interest-bearing
	Trade and other	Due on June 2018	Unsecured	3,750		1,838
	receivables	for 2017 and June
	(Notes 10 and 16)	2017 for 2016;
		non-interest-bearing
Transactions with major	stockholders, directors	and officers:
NTT Finance	Interest-bearing	Non-amortizing,	Unsecured	2,522		1,244
Corporation	financial	payable upon
	liabilities (Note	maturity on March
	20)	30, 2023
	Accrued expenses	1st
	and other current	month of each
NTT World Engineering	liabilities (Note	quarter;
Marine Corporation	23)	non-interest-bearing	Unsecured	29		35
NTT Communications	Accrued expenses	30 days upon	Unsecured	23		54
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	23)
NTT Worldwide	Accrued expenses	30 days upon	Unsecured	2		3
Telecommunications	and other current	receipt of invoice;
Corporation	liabilities (Note	non-interest-bearing
	23)
NTT DOCOMO	Accrued expenses	30 days upon	Unsecured	22		41
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	23)
JGSHI and Subsidiaries	Accounts payable	Immediately upon	Unsecured	9		2
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 22 and 23)
	Accrued expenses and other current	Malayan Insurance	liabilities (Note	Immediately upon
Co., Inc., or Malayan	23)	receipt of invoice	Unsecured	11		11
Others:
Various	Trade and other	30 days upon	Unsecured	2,073		1,830
	receivables	receipt of invoice
	(Note 16)
	Prepayments (Note 18)

The following table provides the summary of transactions that have been entered into with related parties for the six months ended June 30, 2017 and 2016 in relation with the table above.

		June 30,
		2017	2016
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through	PCEV:
Meralco	Repairs and maintenance	1,213	1,107
	Rent	153	149
Meralco Industrial Engineering Services	Repairs and maintenance	48	76
Corporation, or MIESCOR
	Construction-in-progress	40	39
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	1	–
Transactions with major stockholders, directors	and officers:
NTT Finance Corporation	Financing costs	23	7
NTT World Engineering Marine Corporation	Repairs and maintenance	8	8
	Professional and other	NTT Communications	contracted services	44	35
	Rent	3	4
NTT Worldwide Telecommunications Corporation	Selling and promotions	4	5
	Professional and other	NTT DOCOMO	contracted services	50	49
JGSHI and Subsidiaries	Rent	59	64
	Repairs and maintenance	36	6
	Communication, training and travel	1	1
Malayan	Insurance and security services	108	117
Gotuaco del Rosario and Associates, or Gotuaco	Insurance and security services	62	–
	Professional and other	Asia Link B.V., or ALBV	contracted services	92	95
Others:
Various	Revenues	262	389
	Expenses	272	46

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php1,213 million and Php1,107 million for the six months ended June 30, 2017 and 2016, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php253 million and Php327 million as at June 30, 2017 and December 31, 2016, respectively.

PLDT and Smart have a Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php153 million and Php149 million for the six months ended June 30, 2017 and 2016, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and nil as at June 30, 2017 and December 31, 2016, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on February 28, 2018. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3 million and Php14 million for the six months ended June 30, 2017 and 2016, respectively. Total amounts capitalized to property and equipment amounted to Php13 million and Php3 million for the six months ended June 30, 2017 and 2016, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php384 thousand and Php25 thousand as at June 30, 2017 and December 31, 2016, respectively.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities (formerly One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities) agreement with MIESCOR, which will expire on December 31, 2017. Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php45 million and Php62 million for the six months ended June 30, 2017 and 2016, respectively. Total amounts capitalized to property and equipment amounted to Php27 million and Php36 million for the six months ended June 30, 2017 and 2016, respectively. There were no outstanding obligations under this agreement as at June 30, 2017 and December 31, 2016.

c.	Transactions with RSIC

PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php1 million and nil for the six months ended June 30, 2017 and 2016, respectively. There were no outstanding obligations for these contracts as at June 30, 2017 and December 31, 2016.

d.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at June 30, 2017 and December 31, 2016, and for the six months ended June 30, 2017 and 2016 are as follows:

1. Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness. The loan is payable upon maturity on March 30, 2023. The loan was fully drawn on March 30, 2016. The amounts of US$25 million, or Php1,261 million, and US$25 million, or Php1,244 million, remained outstanding as at June 30, 2017 and December 31, 2016, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation in January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness. The loan is payable upon maturity on March 27, 2024. The loan was fully drawn on March 30, 2017. The amount of US$25 million, or Php1,261 million, remained outstanding as at June 30, 2017.

2. Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php8 million each for the six months ended June 30, 2017 and 2016. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million and Php35 million as at June 30, 2017 and December 31, 2016, respectively;

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php44 million and Php35 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php22 million and Php52 million as at June 30, 2017 and December 31, 2016, respectively;

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php3 million and Php4 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php2 million as at June 30, 2017 and December 31, 2016, respectively; and

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php4 million and Php5 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php3 million as at June 30, 2017 and December 31, 2016, respectively.

3. Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php50 million and Php49 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php22 million and Php41 million as at June 30, 2017 and December 31, 2016, respectively.

4. Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php59 million and Php64 million for the six months ended June 30, 2017 and 2016, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php287 thousand as at June 30, 2017 and December 31, 2016, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php37 million and Php7 million for the six months ended June 30, 2017 and 2016, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php2 million as at June 30, 2017 and December 31, 2016, respectively.

5. Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php108 million and Php117 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million each as at June 30, 2017 and December 31, 2016.

6. Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php62 million for the six months ended June 30, 2017. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php597 thousand as at June 30, 2017 and December 31, 2016, respectively. Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil and Php712 thousand as at June 30, 2017 and December 31, 2016, respectively.

7. Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php92 million and Php95 million for the six months ended June 30, 2017 and 2016, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil as at June 30, 2017 and December 31, 2016.

8.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

certain contractual veto rights over a number of major decisions or transactions; and

rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at June 30, 2017 and 2016.

Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

e.	Others

1.	Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018. Total prepayment under the advertising placement agreements amounted to Php371 million and Php414 million as at June 30, 2017 and December 31, 2016, respectively.

2.	Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015. iflix service is provided by iFlix Sdn Bhd and Dakila is the authorized reseller of the iflix service in the Philippines. Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis. Content cost recognized for the six months ended June 30, 2017 and 2016 amounted to Php229 million and Php46 million, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties. The revenues under these services amounted to Php262 million and Php389 million for the six months ended June 30, 2017 and 2016, respectively. The expenses under these services amounted to Php272 million and Php46 million for the six months ended June 30, 2017 and 2016, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables, advances and other noncurrent assets – net of current portion in our consolidated statements of financial position, from these transactions amounted to Php1,702 million and Php1,416 million as at June 30, 2017 and December 31, 2016, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Preferred Shares to MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Short-term employee benefits	172	303
Post-employment benefits (Note 25)	14	28
Total compensation paid to key officers of the PLDT Group	186	331

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php40 million and Php44 million for the six months ended June 30, 2017 and 2016, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

25. Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the six months ended June 30, 2017 and for the year ended December 31, 2016 and net periodic benefit costs and average assumptions used in developing the valuation for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	23,142	21,602
Interest costs on benefit obligation	565	1,071
Service costs	553	1,066
Actual benefits paid/settlements	(92)	(241)
Actuarial losses – experience	–	369
Actuarial gains – economic assumptions	–	(694)
Curtailments and others (Note 5)	(23)	(31)

Present value of defined benefit obligations at end of the period	24,145	23,142

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	11,960	11,439
Actual contributions	1,692	5,708
Interest income on plan assets	298	600
Actual benefits paid/settlements	(92)	(241)
Return on plan assets (excluding amount included in net interest)	(1,771)	(5,546)

Fair value of plan assets at end of the period	12,087	11,960

Unfunded status – net	(12,058)	(11,182)
Accrued benefit costs	12,073	11,197

Prepaid benefit costs (Note 18)	15	15

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	553	535
Interest costs – net	267	239
Net periodic benefit costs (Note 5)	820	774

Actual net losses on plan assets amounted to Php1,473 million and Php2,864 million for the six months ended June 30, 2017 and 2016, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2017 will amount to Php1,783 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at June 30, 2017:

(in million pesos)
2017	313
2018	320
2019	450
2020	595
2021	831
2022 to 2060	95,637

The average duration of the defined benefit obligation at the end of the reporting period is 10 to 20 years.

The weighted average assumptions used to determine pension benefits for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
Rate of increase in compensation		6.0%	6.0%
Discount rate		5.3%	5.0%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at June 30, 2017 and December 31, 2016, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,521)
	(1%)	2,951
Future salary increases	1%	2,899
	(1%)	(2,526)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	8,911	8,898
Shares of stock	2,534	2,426
Corporate bonds	112	106
Government securities	22	23
Investment properties	4	4
Mutual funds	1	3

Total noncurrent financial assets	11,584	11,460

Current Financial Assets
Cash and cash equivalents	414	412
Receivables	4	4

Total current financial assets	418	416

Total PLDT’s Plan Assets	12,002	11,876
Subsidiaries Plan Assets	85	84

Total Plan Assets of Defined Benefit Pension Plans	12,087	11,960

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,	June 30,	December 31,
	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	8,267	8,267
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	408	400
BTFHI	100%	100%	196	192
Superior Multi Parañaque Homes, Inc.	100%	100%	39	38
Bancholders, Inc.	100%	100%	1	1
			8,911	8,898

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016, the Board of Trustees of the Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million to fund MediaQuest’s investment requirements. The full amount was fully drawn by MediaQuest during 2016.

In 2017, the Board of Trustees approved additional investment in MediaQuest amounting to Php2,500 million, of which Php1,650 million has already been drawn as at June 30, 2017.

PAS 19 requires employee benefit plan assets to be measured at fair value. The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2017 to 2021.

Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures. The pre-tax discount rates applied to cash flow projections range from 10% to 11%. Cash flows beyond the five-year period are determined using 3.0% to 4.5% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market values of this investment amounted to Php328 million and Php320 million as at June 30, 2017 and December 31, 2016, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php4.3 million and Php4.5 million for the six months ended June 30, 2017 and 2016, respectively. Dividend receivables amounted to Php2 million each as at June 30, 2017 and December 31, 2016.

Shares of Stocks

As at June 30, 2017 and December 31, 2016, this account consists of:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,601	1,590
PLDT	48	36
Others	525	440
Preferred shares	360	360

	2,534	2,426

Dividends earned on PLDT common shares amounted to Php743 thousand and Php2 million for the six months ended June 30, 2017 and 2016, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at June 30, 2017 and December 31, 2016, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php24 million and Php25 million for the six months ended June 30, 2017 and 2016, respectively.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2024 and fixed interest rates from 4.38% to 6.94% per annum. Total investment in corporate bonds amounted to Php112 million and Php106 million as at June 30, 2017 and December 31, 2016, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rates ranging from 5.87% to 5.88% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php22 million and Php23 million as at June 30, 2017 and December 31, 2016, respectively.

Investment Properties

Investment properties include one condominium unit (a bare 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. A similar unit of a larger floor area (127 square meters) located on the same building was sold in April 2016. Total fair value of investment properties amounted to Php4 million each as at June 30, 2017 and December 31, 2016.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy. Total investment in mutual funds amounted to Php1 million and Php3 million as at June 30, 2017 and December 31, 2016, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	4%
Debt and fixed income securities	1%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at June 30, 2017 and December 31, 2016, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the six months ended June 30, 2017 and for the year ended December 31, 2016 and the net periodic benefit costs and average assumptions used in developing the valuation for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,177	2,116
Service costs	126	284
Interest costs on benefit obligation	–	94
Actuarial losses – economic assumptions	–	1
Actuarial gains – experience	–	(77)
Actual benefits paid/settlements	–	(226)
Curtailment and others	–	(15)
Present value of defined benefit obligations at end of the period	2,303	2,177

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	2,414	2,388
Actual contributions	94	201
Interest income on plan assets	–	125
Return on plan assets (excluding amount included in net interest)	–	(74)
Actual benefits paid/settlements	–	(226)

Fair value of plan assets at end of the period	2,508	2,414

Funded status – net (Note 18)	205	237
Accrued benefit costs	23	9

Prepaid benefit costs	228	246

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs		126	62
Curtailment/settlement gain		–	–
Interest costs – net		–	–
Net periodic benefit costs (Note 5)		126	62

Smart’s net consolidated pension benefit costs amounted to Php126 million and Php62 million for the six months ended June 30, 2017 and 2016, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php331 million to its defined benefit plan in 2017.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at June 30, 2017:

(in million pesos)
2017	102
2018	78
2019	85
2020	136
2021	102
2022 to 2060	19,212

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	5.2%	5.0%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at June 30, 2017 and December 31, 2016, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	(6)
	1%	15
Future salary increases	1%	15
	(1%)	(7)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at June 30, 2017 and December 31, 2016:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,561	1,390
Domestic equities	498	379
International equities	440	475
Philippine foreign currency bonds	420	478
International fixed income	265	163
Total noncurrent financial assets	3,184	2,885

Current Financial Assets
Cash and cash equivalents	346	237
Receivables	1	1

Total current financial assets	347	238

Total plan assets	3,531	3,123
Employee’s share, forfeitures and mandatory reserve account	1,023	709
Total Plan Assets of Defined Contribution Plans	2,508	2,414

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities. The Philippine peso denominated bonds earned between 2.90% and 10.13% interest for the six months ended June 30, 2017 and 2016. Total investments in domestic fixed income amounted to Php1,561 million and Php1,390 million as at June 30, 2017 and December 31, 2016, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php498 million and Php379 million as at June 30, 2017 and December 31, 2016, respectively. This includes investment in PLDT shares with fair value of Php29 million and Php11 million as at June 30, 2017 and December 31, 2016, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and a U.S. dollar denominated global equity fund. Total investment in international equities amounted to Php440 million and Php475 million as at June 30, 2017 and December 31, 2016, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the Philippine government and local corporations. The investments under this category earned between 3.70% and 10.63% interest for the six months ended June 30, 2017 and 2016. Total investment in Philippine foreign currency bonds amounted to Php420 million and Php478 million as at June 30, 2017 and December 31, 2016, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to Php265 million and Php163 million as at June 30, 2017 and December 31, 2016, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at June 30, 2017 and December 31, 2016 is as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	74%	73%
Investments in listed and unlisted equity securities	26%	27%
	100%	100%

26. Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs. As at June 30, 2017, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao for the years 2006 to 2011 and for the years 2012 to 2014 filling separate cases in court.

On March 10, 2017 pursuant to City Ordinance No, 20-816 entitled an Ordinance Granting Tax Relief Through Condonation of Penalties on Real Property Tax, Business and Franchise Tax. PLDT has reached a full and final settlement of the above with the City of Tuguegarao covering the years 2006 to 2016.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. In 2011, Smart appealed the assessment to the RTC of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC issued a TRO and a writ of preliminary injunction. On April 30, 2012, the RTC rendered a decision nullifying the tax assessment. The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then appealed to the CTA. In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications. Cagayan’s Motion for Reconsideration was denied. Cagayan then appealed before the CTA En Banc. The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment. On January 26, 2016, Cagayan filed a Motion for Reconsideration with the CTA En Banc.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015. Using the same grounds in the first case, Smart appealed the assessment with the RTC where the case is pending.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges. Smart protested the assessments. After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax. The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis. In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void. The City of Manila filed a Petition for Review with the Court of Tax Appeals seeking to reverse the Decision. Smart has already filed its Comment to the Petition and awaiting for further orders from the Court. The case is now submitted for the CTA’s decision after the parties filed their respective Memoranda on February 2, 2016.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to both franchise tax and real property tax.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies. The RTC denied the petition. DMPI appealed with the CTA. The CTA ordered the City of Cotabato to file their Comment.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. The judicial dispute resolution for the case has been terminated. The Pre-Trial Conference is set on August 17, 2017. The parties are still exploring options to settle the matter amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed with the CA. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the CA after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. On May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires – In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecom, et al. vs. City of Lipa – In 2006, Globe filed a Protest of Assessment questioning the act of the City of Lipa in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is pending resolution.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest until full payment. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court. No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits. ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; underreporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them. To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration. On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers. Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings. ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, Globe and PLDT have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares)”. It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.” On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents. The Supreme Court decision became final and executory on October 18, 2012.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013 - Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities (the “Guidelines”), which provides that the required percentage of Filipino ownership shall be applied to BOTH (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari against the Philippine SEC, Philippine SEC Chairman and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the decision of the Supreme Court in the Gamboa Case, which according to the Petitioner required that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that
60-40 Filipino-foreign ownership requirement; and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, which owns 150 million voting preferred shares in PLDT, cannot be considered a Filipino-owned corporation, or the Petition. PLDT and Philippine SEC sought the dismissal of the Petition.

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and upheld the validity of SEC Memorandum Circular No. 8, Series of 2013, dated May 20, 2013, or MC No. 8. In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions...”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016. On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.

Arbitration Case between Smart and Harris Caprock Communications, Inc. (U.S.A.), or HCC, and Caprock Communications International Limited (United Kingdom), or CCI, together Claimants

In December 2011, Smart engaged the services of HCC and CCI, a wholly-owned subsidiary of HCC, for the expansion of its SmartLink GSM. Subsequently, the parties executed three agreements: (i) Agreement for Bandwidth and Teleport Services with CCI dated May 21, 2012; (ii) Agreement for Warehousing and Installation Services with CCI dated August 27, 2012, or the Installation Agreement; and (iii) Agreement for the Sale and Purchase of Equipment with HCC dated September 27, 2012.

HCC failed to deliver the equipment in accordance with the delivery schedule and delivered defective equipment. Claimants also failed to activate Phase 1 of the satellite beams and installed only 13 units of antennas and beams. Thus, Smart issued a Termination Notice dated December 15, 2012 for all the three agreements. In their letter dated December 18, 2012, Claimants requested Smart to keep the contracts alive. Thus, Smart issued its commercial response on December 29, 2012. Claimants requested Smart to withdraw the termination notice; otherwise, they will claim damages, premised on their position that Smart cannot terminate the contracts for convenience. Smart did not withdraw the termination notice. The parties failed to reach an amicable settlement with Claimants claiming US$35 million in damages, while Smart wanted reimbursement of its deposit.

On October 19, 2016, a Singapore International Arbitration Center – Arbitral Tribunal issued a Final Partial Award adjudging Smart liable to the Claimants in the amount of US$6.5 million, consisting of equipment delivered to Smart, liability to third parties, performance bond, monthly service fees, loss of profit, installation fees, excluding interest.

In an Order dated December 23, 2016, the Arbitral Tribunal issued its Final Award on Costs, awarding Claimants the amount of US$1.6 million, representing arbitration costs, legal fees and other expenses. On December 29, 2016, Smart paid the amount of US$8.5 million, or Php424 million, to Claimants as settlement, based on external counsel’s opinion on the imprudence of pursuing further legal proceedings.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27. Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our overdrafts operations. Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at June 30, 2017 and December 31, 2016:

						Financial
			Financial		Available-for-sale	liabilities carried	Total financial
	Loans		instruments	Derivatives used	financial	at amortized	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	cost	liabilities
				(in million pesos)
Assets as at June 30, 2017 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	12,085	–	12,085
Investment in debt securities and other long-term investments – net of current portion	–	150	–	–	–	–	150
Derivative financial assets – net of current portion	–	–	–	333	–	–	333
Advances and other noncurrent assets – net of current portion	14,055	–	–	–	–	–	14,055
Current:
Cash and cash equivalents	33,577	–	–	–	–	–	33,577
Short-term investments	10,623	–	–	–	–	–	10,623
Trade and other receivables	28,793	–	–	–	–	–	28,793
Current portion of derivative financial assets	–	–	20	251	–	–	271
Current portion of investment in debt securities and other long-term investments	353	–	–	–	–	–	353
Current portion of advances and other noncurrent assets	7,912	–	–	–	–	–	7,912
Total assets	95,313	150	20	584	12,085	–	108,152

Liabilities as at June 30, 2017 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	160,241	160,241
Derivative financial liabilities – net of current portion	–	–	–	33	–	–	33
Customers’ deposits	–	–	–	–	–	2,433	2,433
Deferred credits and other noncurrent liabilities	–	–	–	–	–	8,128	8,128
Current:
Accounts payable	–	–	–	–	–	43,659	43,659
Accrued expenses and other current liabilities	–	–	–	–	–	71,559	71,559
Current portion of interest-bearing financial liabilities	–	–	–	–	–	14,826	14,826
Dividends payable	–	–	–	–	–	1,656	1,656
Current portion of derivative financial liabilities	–	–	–	104	–	–	104
Total liabilities	–	–	–	137	–	302,502	302,639

Net assets (liabilities)	95,313	150	20	447	12,085	(302,502)	(194,487)

Assets as at December 31, 2016 (Audited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	12,189	–	12,189
Investment in debt securities and other long-term investments – net of current portion	224	150	–	–	–	–	374
Derivative financial assets – net of current portion	–	–	–	499	–	–	499
Advances and other noncurrent assets – net of current portion	9,152	–	–	–	–	–	9,152
Current:
Cash and cash equivalents	38,722	–	–	–	–	–	38,722
Short-term investments	2,736	–	2	–	–	–	2,738
Trade and other receivables	24,436	–	–	–	–	–	24,436
Current portion of derivative financial assets	–	–	66	176	–	–	242
Current portion of investment in debt securities and other long-term investments	124	202	–	–	–	–	326
Current portion of advances and other noncurrent assets	7,916	–	–	–	–	–	7,916
Total assets	83,310	352	68	675	12,189	–	96,594

Liabilities as at December 31, 2016 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	151,759	151,759
Derivative financial liabilities – net of current portion	–	–	–	2	–	–	2
Customers’ deposits	–	–	–	–	–	2,431	2,431
Deferred credits and other noncurrent liabilities	–	–	–	–	–	13,720	13,720
Current:
Accounts payable	–	–	–	–	–	50,975	50,975
Accrued expenses and other current liabilities	–	–	–	–	–	74,868	74,868
Current portion of interest-bearing financial liabilities	–	–	–	–	–	33,273	33,273
Dividends payable	–	–	–	–	–	1,544	1,544
Current portion of derivative financial liabilities	–	–	16	209	–	–	225
Total liabilities	–	–	16	211	–	328,570	328,797

Net assets (liabilities)	83,310	352	52	464	12,189	(328,570)	(232,203)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at June 30, 2017 and December 31, 2016:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
June 30, 2017 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	8,988	3,350	5,638
Domestic carriers	2,895	2,505	390
Total	11,883	5,855	6,028

Current Financial Liabilities
Accounts payable
Suppliers and contractors	39,217	21	39,196
Carriers and other customers	6,188	2,106	4,082

Total	45,405	2,127	43,278

                                                      Gross amounts of
                                                      recognized
                                                      financial assets
                                                      and liabilities        Net amount
                      Gross amounts of recognized     set-off in the         presented in the
                      financial assets and            statement of           statement of
                      liabilities                     financial position      financial position

                                                    (in million pesos)

    December 31, 2016 (Audited)

 Current Financial Assets

    Trade and other receivables

   Foreign administrations                 9,391                  4,200                  5,191

   Domestic carriers                      15,555                 15,335                    220

         Total                                  24,946                    19,535                     5,411
-----------                           ----------   --------------------   --------------------

 Current Financial Liabilities

    Accounts payable

   Suppliers and contractors              46,857                     37                 46,820

   Carriers and other customers            5,311                  1,446                  3,865

         Total                                  52,168                     1,483                    50,685
-----------                           ----------   --------------------   --------------------

There are no financial instruments subject to an enforceable master netting arrangement as at June 30, 2017 and December 31, 2016.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at June 30, 2017 and December 31, 2016 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	June 30,		June 30,
	2017	December 31, 2016	2017	December 31, 2016
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	150	374	151	377
Advances and other noncurrent assets	14,055	9,152	13,602	7,743

Total	14,205	9,526	13,753	8,120

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	160,241	151,759	144,098	146,654
Customers’ deposits	2,433	2,431	1,736	1,879
Deferred credits and other noncurrent liabilities	8,128	13,720	7,336	12,457

Total	170,802	167,910	153,170	160,990

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at June 30, 2017 and December 31, 2016. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	June 30, 2017			December 31, 2016
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	11,064	–	11,064	10,173	–	10,173
Derivative financial assets – net of current portion	–	333	333	–	499	499
Current Financial Assets
Short-term investments	–	–	–	–	2	2
Current portion of derivative financial assets	–	271	271	–	242	242

Total	11,064	604	11,668	10,173	743	10,916

Noncurrent Financial Liabilities
Derivative financial liabilities	–	33	33	–	2	2
Current Financial Liabilities
Derivative financial liabilities	–	104	104	–	225	225

Total	–	137	137	–	227	227

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at June 30, 2017 and December 31, 2016, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at June 30, 2017 and December 31, 2016, there were no transfers into and out of Level 3 fair value measurements.

As at June 30, 2017 and December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2

Other loans in all other currencies
Estimated fair value is based on the discounted
value of future cash flows using the applicable
Commercial Interest Reference Rate and PDST-R2
rates for similar types of loans plus PLDT’s
credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of listed shares, were determined using quoted prices. For investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at June 30, 2017 and December 31, 2016, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at June 30, 2017 and December 31, 2016:

								June 30, 2017		December 31, 2016
								(Unaudited)		(Audited)
	Original Notional Amount		Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php	Notional	Net Mark-to-market Gains (Losses)		Notional	Net Mark-to-market Gains (Losses)

	(in millions)			(in millions)					(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$	262	2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	49.85	US$–	Php–	US$	202	Php1
Forward foreign exchange contracts		158	Various dates in 2015 and 2016	U.S. dollar liabilities	Various dates in 2016	–	48.50	–	–		–	–
		16	Various dates in 2017	U.S. dollar liabilities	Various dates in 2017	–	50.08	13	5		–	–
		18	Various dates in July and August 2017	U.S. dollar liabilities	August and October 2017	–	50.56	–	–		–	–
Smart
Forward foreign exchange contracts		107	Various dates in 2015 and 2016	U.S. dollar liabilities	Various dates in 2016	–	46.96	–	–		–	–
		71	Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	–	49.21	12	7		48	50
		19	Various dates in July and August 2017	U.S. dollar liabilities	Various dates in 2017	–	50.78	–	–		–	–
Foreign exchange options	5(a)		August 10, 2016	U.S. dollar liabilities	November 14, 2016	–	46.82	–	–		–	–
							46.90	–	–		–	–
							47.98	–	–		–	–
	57(b)		Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	–	49.58 50.30	35 –	8 –		11 –	4 –
							51.22	–	–		–	–
	2(c)		August 1, 2017	U.S. dollar liabilities	December 12, 2017	–	50.06	–	–		–	–
							50.90	–	–		–	–
							51.90	–	–		–	–
DMPI
Interest rate swaps		54	October 7, 2008	59 loan facility	March 31, 2017	3.88%	–	–	–		3	(2)
		47	October 7, 2008	51 loan facility	June 30, 2017	3.97%	–	–	–		3	(3)

									Php20			Php50

							June 30, 2017			December 31, 2016
							(Unaudited)			(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate in Php		Notional	Net Mark-to-market Gains (Losses)		Notional	Net Mark-to-market Gains (Losses)

	(in millions)		(in millions)						(in millions)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	30	January 23, 2015	150 term loan	March 7, 2017	2.11%	–	US$	–	Php–	US$	8	Php–
	240	Various dates in 2013 and 2015	300 term loan	January 16, 2018	2.17%	–		67	8		100	9
	100	August 2014	100 PNB	August 11, 2020	3.46%	–		98	(48)		98	(50)
	50	September 2014	50 Metrobank	September 2, 2020	3.47%	–		49	(28)		49	(29)
	150	April and June 2015	200 term loan	February 25, 2022	2.70%	–		150	(10)		150	(35)
Long-term currency swaps(e)	140	October 2015 to June 2016	300 term loan	January 16, 2018	2.20%	46.67		63	201		94	230
	4	January 2017	100 PNB	August 11, 2020	1.01%	49.79		4	6		–	–
	6	April and June 2017	200 Bank of Tokyo	August 26, 2019	1.63%	49.51		6	6		–	–
Smart
Interest rate swaps(f)	45	May 8, 2013	60 Bank of Tokyo	June 6, 2016	1.53%	–		–	–		–	–
	38	May 9, 2013	50 FEC	August 19, 2016	1.43%	–		–	–		–	–
	44	May 16, 2013	50 Bank of Tokyo	May 30, 2017	1.77%	–		–	–		6	1
	110	Various dates in 2013 and 2014	120 Term loan	June 20, 2018	2.22%	–		30	7		45	9
	85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	–		39	8		49	6
	50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	–		22	3		28	–
	200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	–		133	39		156	39
	30	February 2016	100 Mizuho	December 7, 2021	2.03%	–		27	19		30	22
Long-term currency swaps(g)	100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	46.66		40	131		60	155
	45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	46.55		271	98		36	107
	11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	49.68		8	7		–	–
									447			464

									Php467			Php514

(a)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php46.90 to Php47.98, Smart will purchase the U.S. dollar for Php46.90. However, if on maturity, the exchange rate settles above Php47.98, Smart will purchase the U.S. dollar for Php46.90 plus the excess above Php47.98, and if the exchange rate is lower than Php46.90, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php46.82.

(b)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php50.30 to Php51.22, Smart will purchase the U.S. dollar for Php50.30. However, if on maturity, the exchange rate settles above Php51.22, Smart will purchase the U.S. dollar for Php50.30 plus the excess above Php51.22, and if the exchange rate is lower than Php50.30, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php49.58.

(c)	If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php50.90 to Php51.90, Smart will purchase the U.S. dollar for Php50.90. However, if on maturity, the exchange rate settles above Php51.90, Smart will purchase the U.S. dollar for Php50.90 plus the excess above Php51.90, and if the exchange rate is lower than Php50.90, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.60.

(d)	PLDT’s interest rate swap agreements outstanding as at June 30, 2017 and December 31, 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to Php63 million and Php82 million were recognized in our consolidated statements of other comprehensive income as at June 30, 2017 and December 31, 2016, respectively. Interest accrual on the interest rate swaps amounting to Php15 million and Php23 million were recorded as at June 30, 2017 and December 31, 2016, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the six months ended June 30, 2017 and 2016.

(e)	PLDT’s long-term principal only-currency swap agreements entered into in 2015 to 2017 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php243 million and Php275 million were recognized in our consolidated statements of other comprehensive income as at June 30, 2017 and December 31, 2016, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php30 million and Php45 million were recognized as at June 30, 2017 and December 31, 2016, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portion of the movements in the fair value amounting to Php6 million and Php9 million were recognized in our consolidated income statements for the six months ended June 30, 2017 and 2016, respectively.

(f)	Smart’s interest rate swap agreements outstanding as at June 30, 2017 and December 31, 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php72 million and Php79 million were recognized in our consolidated statements of other comprehensive income as at June 30, 2017 and December 31, 2016, respectively. Reduction on interest arising from the interest rate swaps amounting to Php4 million and addition on interest arising from the interest rate swaps amounting to Php2 million as at June 30, 2017 and December 31, 2016, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the six months ended June 30, 2017 and 2016.

(g)	Smart’s long-term principal only-currency swap agreements outstanding as at June 30, 2017 and December 31, 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php251 million and Php284 million were recognized in our consolidated statements of other comprehensive income as at June 30, 2017 and December 31, 2016, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php15 million and Php22 million were recognized as at June 30, 2017 and December 31, 2016, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portions of the movements in the fair value amounting to Php6 million and Php8 million were recognized in our consolidated income statements for the six months ended June 30, 2017 and 2016, respectively.

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	333	499
Current assets	271	242
Noncurrent liabilities	(33)	(2)
Current liabilities	(104)	(225)

Net assets	467	514

Movements of our consolidated mark-to-market gains for the six months ended June 30, 2017 and for the year ended December 31, 2016 are summarized as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the period	514	(871)
Gains on derivative financial instruments (Note 4)	498	1,539
Effective portion recognized in the profit or loss for the cash flow hedges	(36)	(371)
Net fair value gains (losses) on cash flow hedges charged to other comprehensive income	(238)	76
Settlements, interest expense and others	(271)	141
Net mark-to-market gains at end of the period	467	514

Our consolidated analysis of gains (losses) on derivative financial instruments for the six months ended June 30, 2017 and 2016 are as follows:

	June 30,
	2017	2016
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)		498	89
Hedge costs		(140)	(267)

Net gains (losses) on derivative financial instruments		358	(178)

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php33,577 million and Php10,623 million, respectively, as at June 30, 2017, which we can use to meet our short-term liquidity needs. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at June 30, 2017 and December 31, 2016:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in million pesos)
June 30, 2017 (Unaudited)
Loans and receivables:	107,489	93,224	10,359	3,743	163
Advances and other noncurrent assets	22,177	7,912	10,359	3,743	163
Cash equivalents	28,758	28,758	–	–	–
Short-term investments	10,623	10,623	–	–	–
Investment in debt securities and other long-term investments	353	353	–	–	–
Retail subscribers	19,037	19,037	–	–	–
Corporate subscribers	9,244	9,244	–	–	–
Foreign administrations	6,596	6,596	–	–	–
Domestic carriers	468	468	–	–	–
Dealers, agents and others	10,233	10,233	–	–	–
HTM investments:	150	–	150	–	–
Investment in debt securities and other long-term investments	150	–	150	–	–
Available-for-sale financial investments	12,085	–	–	–	12,085

Total	119,724	93,224	10,509	3,743	12,248

December 31, 2016 (Audited)
Loans and receivables:	95,924	86,338	4,951	4,483	152
Advances and other noncurrent assets	17,278	7,916	4,727	4,483	152
Cash equivalents	32,338	32,338	–	–	–
Short-term investments	2,736	2,736	–	–	–
Investment in debt securities and other long-term investments	348	124	224	–	–
Retail subscribers	20,290	20,290	–	–	–
Corporate subscribers	9,333	9,333	–	–	–
Foreign administrations	5,819	5,819	–	–	–
Domestic carriers	354	354	–	–	–
Dealers, agents and others	7,428	7,428	–	–	–
HTM investments:	352	202	–	150	–
Investment in debt securities and other long-term investments	352	202	–	150	–
Financial instruments at FVPL:	2	2	–	–	–
Short-term investments	2	2	–	–	–
Available-for-sale financial investments	12,189	–	1,000	–	11,189

Total	108,467	86,542	5,951	4,633	11,341

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at June 30, 2017 and December 31, 2016:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
June 30, 2017 (Unaudited)
Debt(1):	217,064	8,397	56,721	52,477	99,469
Principal	175,690	6,046	39,489	41,264	88,891
Interest	41,374	2,351	17,232	11,213	10,578
Lease obligations:	19,120	11,187	3,521	2,047	2,365
Operating lease	19,120	11,187	3,521	2,047	2,365
Other obligations:	118,895	108,191	8,272	466	1,966
Derivative financial liabilities(2):	136	45	91	–	–
Interest rate swap	91	–	91	–	–
Long-term currency swap	45	45	–	–	–
Various trade and other obligations:	118,759	108,146	8,181	466	1,966
Suppliers and contractors	47,276	39,196	7,646	434	–
Utilities and related expenses	43,162	43,110	52	–	–
Employee benefits	8,371	8,371	–	–	–
Liability from redemption of preferred shares	7,878	7,878	–	–	–
Carriers and other customers	2,521	2,521	–	–	–
Customers’ deposits	2,433	–	435	32	1,966
Dividends	1,656	1,656	–	–	–
Others	5,462	5,414	48	–	–

Total contractual obligations	355,079	127,775	68,514	54,990	103,800

December 31, 2016 (Audited)
Debt(1):	223,130	21,883	64,751	51,414	85,082
Principal	185,663	21,138	46,931	40,886	76,708
Interest	37,467	745	17,820	10,528	8,374
Lease obligations:	18,456	10,734	3,581	1,972	2,169
Operating lease	18,456	10,734	3,581	1,972	2,169
Other obligations:	134,057	117,717	1,793	12,593	1,954
Derivative financial liabilities(2):	247	106	141	–	–
Interest rate swap	147	6	141	–	–
Long-term currency swap	100	100	–	–	–
Various trade and other obligations:	133,810	117,611	1,652	12,593	1,954
Suppliers and contractors	60,494	46,820	1,113	12,561	–
Utilities and related expenses	40,166	40,118	48	–	–
Liability from redemption of preferred shares	7,883	7,883	–	–	–
Employee benefits	6,191	6,191	–	–	–
Customers’ deposits	2,431	–	445	32	1,954
Carriers and other customers	2,422	2,422	–	–	–
Dividends	1,544	1,544	–	–	–
Others	12,679	12,633	46	–	–

Total contractual obligations	375,643	150,334	70,125	65,979	89,205

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	11,356	10,911
After one year but not more than five years	5,399	5,376
More than five years	2,365	2,169

Total	19,120	18,456

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php118,759 million and Php133,810 million as at June 30, 2017 and December 31, 2016, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php7 million and Php6,788 million as at June 30, 2017 and December 31, 2016, respectively. These commitments will expire within one year. The commercial commitment in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare. See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at June 30, 2017 and December 31, 2016.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at June 30, 2017 and December 31, 2016:

June 30, 2017			December 31, 2016
(Unaudited)			(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

		(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	–	–	7	348
Derivative financial assets – net of current portion	7	333	10	499
Advances and other noncurrent assets – net of current portion	–	13	–	18

Total noncurrent financial assets	7	346	17	865

Current Financial Assets
Cash and cash equivalents	243	12,263	419	20,847
Short-term investments	209	10,529	55	2,720
Trade and other receivables – net	169	8,544	158	7,853
Current portion of derivative financial assets	5	271	5	242
Current portion of investment in debt securities and other long-term
investments	7	353	–	–
Current portion of advances and other noncurrent assets	–	8	–	8

Total current financial assets	633	31,968	637	31,670

Total Financial Assets	640	32,314	654	32,535

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	546	27,543	680	33,831
Derivative financial liabilities – net of current portion	1	33	–	2
Other noncurrent liabilities	–	–	–	5

Total noncurrent financial liabilities	547	27,576	680	33,838

Current Financial Liabilities
Accounts payable	175	8,822	191	9,477
Accrued expenses and other current liabilities	154	7,774	171	8,513
Current portion of interest-bearing financial liabilities	271	13,676	496	24,671
Current portion of derivative financial liabilities	2	104	5	225

Total current financial liabilities	602	30,376	863	42,886

Total Financial Liabilities	1,149	57,952	1,543	76,724

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php50.45 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at June 30, 2017.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.77 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2016.

As at August 9, 2017, the Philippine peso-U.S. dollar exchange rate was Php50.62 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php86 million as at June 30, 2017.

Approximately 23% and 31% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at June 30, 2017 and December 31, 2016, respectively. Consolidated foreign currency-denominated debt decreased to Php40,976 million as at June 30, 2017 from Php58,192 million as at December 31, 2016. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$148 million and US$392 million as at June 30, 2017 and December 31, 2016, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 18% (or 9%, net of our consolidated U.S. dollar cash balances allocated for debt) and 19% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) as at June 30, 2017 and December 31, 2016, respectively.

Approximately, 17% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the six months ended June 30, 2017 as compared with approximately 16% for the six months ended June 30, 2016. Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the six months ended June 30, 2017 as compared with approximately 8% for the six months ended June 30, 2016. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 1.37% against the U.S. dollar to Php50.45 to US$1.00 as at June 30, 2017 from Php49.77 to US$1.00 as at December 31, 2016. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php479 million for the six months ended June 30, 2017, while net consolidated foreign exchange gains of Php77 million for the six months ended June 30, 2016.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until September 30, 2017. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.09% as compared to the exchange rate of Php50.45 to US$1.00 as at June 30, 2017. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.09% as at June 30, 2017, with all other variables held constant, profit after tax for the six months ended June 30, 2017 would have been approximately Php179 million lower/higher and our consolidated stockholders’ equity as at June 30, 2017 would have been approximately Php165 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at June 30, 2017 and December 31, 2016. Financial instruments that are not subject to interest rate risk were not included in the table.

As at June 30, 2017 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	7	–	–	–	–	7	353	–	353	7	353
Interest rate	3.5000% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	3	–	–	3	150	–	150	3	151
Interest rate	–	–	4.8371%	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	21	–	–	–	–	21	1,071	–	1,071	21	1,071
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	53	–	–	–	–	53	2,670	–	2,670	53	2,670
Interest rate	0.0010% to 1.9000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	–	–	–	–	–	–	9	–	9	–	9
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	208	–	–	–	–	208	10,480	–	10,480	208	10,480
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	362	–	–	–	–	362	18,278	–	18,278	362	18,278
Interest rate	0.1250% to 5.000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	210	–	–	–	–	210	10,604	–	10,604	210	10,604
Interest rate	1.0000% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	19	–	19	–	19
Interest rate	1.7500%	–	–	–	–	–	–	–	–	–	–

	861	–	3	–	–	864	43,634	–	43,634	864	43,635

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	–	43	7	15	–	65	3,309	11	3,298	67	3,386
Interest rate	–	1.4100% to 2.8850%	2.8850%	2.8850%	–	–	–	–	–	–	–
Philippine Peso	–	65	307	426	1,704	2,502	126,226	364	125,862	2,168	109,383
Interest rate	–	3.9500% to 5.9058%	3.9000% to 5.9058%	3.9000% to 5.9058%	3.9000% to 5.9058%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	120	272	84	218	58	752	37,910	232	37,678	752	37,910
Interest rate	1.2000% to 1.6000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.0500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	3	2	158	–	163	8,245	16	8,229	163	8,245
Interest rate	–	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	–	–	–	–	–	–	–

	120	383	400	817	1,762	3,482	175,690	623	175,067	3,150	158,924

As at December 31, 2016 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	3	4	–	–	–	7	348	–	348	7	350
Interest rate	4.0000%	3.5000% to 4.0000%	–	–	–	–	–	–	–	–	–
Philippine Peso	4	–	–	3	–	7	352	–	352	7	353
Interest rate	4.2180% to 4.2500%	–	–	4.8400%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	17	–	–	–	–	17	850	–	850	17	850
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	73	–	–	–	–	73	3,652	–	3,652	73	3,652
Interest rate	0.0010% to 1.6250%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	22	–	22	1	22
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	366	–	–	–	–	366	18,239	–	18,239	366	18,239
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	283	–	–	–	–	283	14,099	–	14,099	283	14,099
Interest rate	0.1250% to 5.000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	55	–	–	–	–	55	2,738	–	2,738	55	2,738
Interest rate	1.6500% to 4.0000%	–	–	–	–	–	–	–	–	–	–

	802	4	–	3	–	809	40,300	–	40,300	809	40,303

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	228	–	–	–	–	228	11,366	4	11,362	233	11,606
Interest rate	8.3500%	–	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	42	9	15	4	75	3,726	20	3,706	77	3,813
Interest rate	1.9000%	1.4100% to 2.8850%	1.4100% to 2.8850%	2.8850%	2.8850%	–	–	–	–	–	–
Philippine Peso	153	59	287	405	1,485	2,389	118,881	303	118,578	2,267	112,818
Interest rate	5.2854% to 5.5808%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	39	440	100	241	52	872	43,410	286	43,124	872	43,410
Interest rate	0.3000% to 1.6000% over LIBOR	0.7900% to 1.6000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.0500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	3	2	161	–	166	8,280	18	8,262	166	8,280
Interest rate	–	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	–	–	–	–	–	–	–

	425	544	398	822	1,541	3,730	185,663	631	185,032	3,615	179,927

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 26% and 28% of our consolidated debts were variable rate debts as at June 30, 2017 and December 31, 2016, respectively. Consolidated variable rate debt decreased to Php46,155 million as at June 30, 2017 from Php51,690 million as at December 31, 2016. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$615 million and US$724 million as at June 30, 2017 and December 31, 2016, respectively, approximately 91% and 92% of our consolidated debts were fixed as at June 30, 2017 and December 31, 2016, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until September 30, 2017. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 40 bps higher/lower, respectively, as compared to levels as at June 30, 2017. If U.S. dollar interest rates had been 10 bps higher/lower as compared to market levels as at June 30, 2017, with all other variables held constant, profit after tax for the six months ended June 30, 2017 and our consolidated stockholders’ equity as at June 30, 2017 would have been approximately Php8 million and Php16 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 40 bps higher/lower as compared to market levels as at June 30, 2017, with all other variables held constant, profit after tax for the six months ended June 30, 2017 and our consolidated stockholders’ equity as at June 30, 2017 would have been approximately Php662 million and Php658 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at June 30, 2017 and December 31, 2016:

	June 30, 2017 (Unaudited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	21,967	–	21,967
Cash and cash equivalents	33,577	216	33,361
Short-term investments	10,623	–	10,623
Investment in debt securities and other long-term investments	353	–	353
Retail subscribers	9,081	46	9,035
Foreign administrations	5,638	–	5,638
Corporate subscribers	5,055	198	4,857
Domestic carriers	390	–	390
Dealers, agents and others	8,629	1	8,628
HTM investments:
Investment in debt securities and other long-term investments	150	–	150
Financial instruments at FVPL:
Forward foreign exchange contracts	20	–	20
Available-for-sale financial investments	12,085	–	12,085
Derivatives used for hedging:
Long-term currency swap	495	–	495
Interest rate swap	89	–	89

Total	108,152	461	107,691

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at June 30, 2017.

	December 31, 2016 (Audited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	17,068	–	17,068
Cash and cash equivalents	38,722	270	38,452
Short-term investments	2,736	–	2,736
Investment in debt securities and other long-term investments	348	–	348
Retail subscribers	7,702	46	7,656
Corporate subscribers	5,506	188	5,318
Foreign administrations	5,191	–	5,191
Domestic carriers	220	–	220
Dealers, agents and others	5,817	1	5,816
HTM investments:
Investment in debt securities and other long-term investments	352	–	352
Financial instruments at FVPL:
Forward foreign exchange contracts	54	–	54
Short-term currency swaps	12	–	12
Short-term investments	2	–	2
Available-for-sale financial investments	12,189	–	12,189
Derivatives used for hedging:
Long-term currency swap	559	–	559
Interest rate swap	116	–	116

Total	96,594	505	96,089

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2016.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at June 30, 2017 and December 31, 2016:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired Impaired
			(in million pesos)
June 30, 2017 (Unaudited)
Loans and receivables:	112,308	75,199	8,775	11,339	16,995
Advances and other noncurrent assets	22,177	20,339	1,625	3	210
Cash and cash equivalents	33,577	33,428	149	–	–
Short-term investments	10,623	10,623	–	–	–
Investment in debt securities and other long-term investments	353	353	–	–	–
Retail subscribers	19,037	3,176	4,540	1,365	9,956
Corporate subscribers	9,244	578	842	3,635	4,189
Foreign administrations	6,596	1,057	1,460	3,121	958
Domestic carriers	468	87	69	234	78
Dealers, agents and others	10,233	5,558	90	2,981	1,604
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–
Financial instruments at FVPL(3):	20	20	–	–	–
Forward foreign exchange contracts	20	20	–	–	–
Available-for-sale financial investments	12,085	11,089	996	–	–
Derivatives used for hedging:	584	584	–	–	–
Long-term currency swap	495	495	–	–	–
Interest rate swap	89	89	–	–	–
Total	125,147	87,042	9,771	11,339	16,995

December 31, 2016 (Audited)
Loans and receivables:	102,308	63,664	10,000	9,646	18,998
Advances and other noncurrent assets	17,278	15,312	1,751	5	210
Cash and cash equivalents	38,722	36,902	1,820	–	–
Short-term investments	2,736	2,736	–	–	–
Investment in debt securities and other long-term investments	348	348	–	–	–
Retail subscribers	20,290	2,770	3,639	1,293	12,588
Corporate subscribers	9,333	888	1,202	3,416	3,827
Foreign administrations	5,819	910	1,382	2,899	628
Domestic carriers	354	103	56	61	134
Dealers, agents and others	7,428	3,695	150	1,972	1,611
HTM investments:	352	352	–	–	–
Investment in debt securities and other long-term investments	352	352	–	–	–
Financial instruments at FVPL(3):	68	68	–	–	–
Forward foreign exchange contracts	54	54	–	–	–
Short-term currency swaps	12	12	–	–	–
Short-term investments	2	2	–	–	–
Available-for-sale financial investments	12,189	10,197	1,992	–	–
Derivatives used for hedging:	675	675	–	–	–
Long-term currency swap	559	559	–	–	–
Interest rate swap	116	116	–	–	–

Total	115,592	74,956	11,992	9,646	18,998

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at June 30, 2017 and December 31, 2016 are as follows:

					Past due but not impaired
			Neither past due
	Total		nor impaired		1-60 days		61-90 days		Over 91 days		Impaired
	(in million pesos)
June 30, 2017 (Unaudited)
Loans and receivables:	112,308	83,974		3,843		806		6,690		16,995
Advances and other noncurrent assets	22,177	21,964		–		–		3		210
Cash and cash equivalents	33,577	33,577		–		–		–		–
Short-term investments	10,623	10,623		–		–		–		–
Investment in debt securities and other long-term investments	353	353		–		–		–		–
Retail subscribers	19,037	7,716		993		34		338		9,956
Corporate subscribers	9,244	1,420		991		402		2,242		4,189
Foreign administrations	6,596	2,517		377		265		2,479		958
Domestic carriers	468	156		47		24		163		78
Dealers, agents and others	10,233	5,648		1,435		81		1,465		1,604
HTM investments:	150	150		–		–		–		–
Investment in debt securities and other long-term investments	150	150		–		–		–		–
Financial instruments at FVPL:	20	20		–		–		–		–
Forward foreign exchange contracts	20	20		–		–		–		–
Available-for-sale financial investments	12,085	12,085		–		–		–		–
Derivatives used for hedging:	584	584		–		–		–		–
Long-term currency swap	495	495		–		–		–		–
Interest rate swap	89	89		–		–		–		–

Total	125,147	96,813		3,843		806		6,690		16,995

December 31, 2016 (Audited)
Loans and receivables:	102,308	73,664		4,095		602		4,949		18,998
Advances and other noncurrent assets	17,278	17,063		–		–		5		210
Cash and cash equivalents	38,722	38,722		–		–		–		–
Short-term investments	2,736	2,736		–		–		–		–
Investment in debt securities and other long-term investments	348	348		–		–		–		–
Retail subscribers	20,290	6,409		1,106		41		146		12,588
Corporate subscribers	9,333	2,090		1,333		353		1,730		3,827
Foreign administrations	5,819	2,292		730		156		2,013		628
Domestic carriers	354	159		48		2		11		134
Dealers, agents and others	7,428	3,845		878		50		1,044		1,611
HTM investments:	352	352		–		–		–		–
Investment in debt securities and other long-term investments	352	352		–		–		–		–
Financial instruments at FVPL:	68	68		–		–		–		–
Forward foreign exchange contracts	54	54		–		–		–		–
Short-term currency swaps	12	12		–		–		–		–
Short-term investments	2	2		–		–		–		–
Available-for-sale financial investments	12,189	12,189		–		–		–		–
Derivatives used for hedging:	675	675		–		–		–		–
Long-term currency swap	559	559		–		–		–		–
Interest rate swap	116	116		–		–		–		–

Total	115,592	86,948		4,095		602		4,949		18,998

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS.  As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the six months ended June 30, 2017 and 2016.

28. Notes to the Statement of Cash Flows

The following table shows the reconciliation of liabilities arising from financing activities:

			Non-cash Changes
				Foreign exchange		June 30,
	December 31, 2016	Cash flows	Accretion	movement	Fair value changes	2017
	(Audited)					(Unaudited)
	(in million pesos)
Long-term borrowings	185,032	(10,850)	166	719	–	175,067